Exhibit 99.1

名創優品集團控股有限公司 MINISO Group Holding Limited 中期報告 INTERIM REPORT 2025 MINISO Group Holding Limited (A company incorporated in the Cayman Islands with limited liability) （於開曼群島註冊成立的有限責任公司） 名創優品集團控股有限公司

Contents 目 錄 Company Information 公司資料 2 Financial Performance Highlights 財務表現摘要 5 Business Review and Outlook 業務回顧及展望 9 Management Discussion and Analysis 管理層討論與分析 20 Corporate Governance 企業管治 32 Other Information 其他資料 36 Independent Review Report 獨立審閱報告 47 Unaudited Consolidated Statement of Profit or Loss 未經審計綜合損益表 49 Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income 未經審計綜合損益及其他全面收益表 50 Unaudited Consolidated Statement of Financial Position 未經審計綜合財務狀況表 51 Unaudited Consolidated Statement of Changes in Equity 未經審計綜合權益變動表 53 Unaudited Consolidated Statement of Cash Flows 未經審計綜合現金流量表 55 Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 56 Definitions 釋義 102

Company Information
公司資料

DIRECTORS
董事

Executive Director
執行董事

Mr. YE Guofu (*Chairman and Chief Executive Officer*)
葉國富先生(*主席兼首席執行官*)

Independent Non-Executive Directors
獨立非執行董事

Ms. XU Lili
Mr. ZHU Yonghua
Mr. WANG Yongping

徐黎黎女士
朱擁華先生
王永平先生

AUDIT COMMITTEE
審計委員會

Ms. XU Lili (*Chairperson*)
Mr. ZHU Yonghua
Mr. WANG Yongping

徐黎黎女士(*主席*)
朱擁華先生
王永平先生

COMPENSATION COMMITTEE
薪酬委員會

Mr. ZHU Yonghua (*Chairperson*)
Ms. XU Lili
Mr. WANG Yongping
Mr. YE Guofu

朱擁華先生(*主席*)
徐黎黎女士
王永平先生
葉國富先生

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
提名及企業管治委員會

Mr. WANG Yongping (*Chairperson*)
Ms. XU Lili
Mr. ZHU Yonghua
Mr. YE Guofu

王永平先生(*主席*)
徐黎黎女士
朱擁華先生
葉國富先生

JOINT COMPANY SECRETARIES
聯席公司秘書

Mr. ZHANG Jingjing
Ms. WONG Hoi Ting

張靖京先生
黃凱婷女士

AUTHORISED REPRESENTATIVES
授權代表

Mr. YE Guofu
Ms. WONG Hoi Ting

葉國富先生
黃凱婷女士

2 MINISO Interim Report 2025

2025中期報告 名創優品 3 Company Information 公司資料 HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA 8/F, M Plaza No. 109, Pazhou Avenue Haizhu District, Guangzhou 510000 Guangdong Province China PRINCIPAL PLACE OF BUSINESS IN HONG KONG Flats B-D, 35/F, Plaza 88 88 Yeung Uk Road Tsuen Wan, the New Territories Hong Kong REGISTERED OFFICE Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands AUDITOR Ernst & Young Certified Public Accountants Registered Public Interest Entity Auditor 27/F, One Taikoo Place 979 King’s Road Quarry Bay, Hong Kong HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wan Chai Hong Kong 中國總辦事處及主要營業地點 中國 廣東省 廣州市海珠區 琶洲大道109號 銘豐廣場8樓（郵編：510000） 香港主要營業地點 香港 新界荃灣 楊屋道88號 Plaza 88 35樓B-D室 註冊辦事處 Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands 核數師 安永會計師事務所 執業會計師 註冊公眾利益實體核數師 香港鰂魚涌 英皇道979號 太古坊一座27樓 香港股份過戶登記處 香港中央證券登記有限公司 香港 灣仔 皇后大道東183號 合和中心 17樓1712-1716號舖

4 MINISO Interim Report 2025 Company Information 公司資料 PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE Maples Fund Services (Cayman) Limited PO Box 1093 Boundary Hall, Cricket Square Grand Cayman, KY1-1102 Cayman Islands PRINCIPAL BANKS Citibank N.A. China Citic Bank Corporation Limited Agricultural Bank of China Limited China Construction Bank Corporation HONG KONG STOCK CODE 9896 NYSE SYMBOL MNSO COMPANY WEBSITE https://ir.miniso.com 股份登記總處及過戶處 Maples Fund Services (Cayman) Limited PO Box 1093 Boundary Hall, Cricket Square Grand Cayman, KY1-1102 Cayman Islands 主要往來銀行 花旗銀行 中信銀行股份有限公司 中國農業銀行股份有限公司 中國建設銀行股份有限公司 香港股份代號 9896 紐交所代碼 MNSO 公司網站 https://ir.miniso.com

2025中期報告 名創優品 5 Financial Performance Highlights 財務表現摘要 For the six months ended June 30, 截至6月30日止六個月 YoY 同比 2024 2024年 2025 2025年 Change (%) 變動(%) (RMB in thousands, except percentages and per share data) （人民幣千元，百分比及每股數據除外） Revenue 收入 7,758,743 9,393,112 21.1% Gross profit 毛利 3,389,786 4,156,918 22.6% Operating profit 經營利潤 1,494,809 1,545,949 3.4% Profit before taxation 稅前利潤 1,529,121 1,194,191 (21.9)% Profit for the period 期內利潤 1,177,379 905,990 (23.1)% Profit for the period attributable to: 以下人士應佔期內利潤： – Equity shareholders of the Company －本公司權益股東 1,170,102 906,030 (22.6)% – Non-controlling interests －非控股權益 7,277 (40) (100.5)% Earnings per Share: 每股盈利： – Basic (RMB) －基本（人民幣元） 0.94 0.74 (21.3)% – Diluted (RMB) －攤薄（人民幣元） 0.94 0.73 (22.3)% Adjusted net profit (a non-IFRS measure) 經調整淨利潤（非《國際財務報告準則》指標） 1,241,886 1,278,674 3.0% Adjusted net earnings per Share (a non-IFRS measure) 經調整每股淨盈利（非《國際財務報告準則》指標） – Basic (RMB) －基本（人民幣元） 0.99 1.04 5.1% – Diluted (RMB) －攤薄（人民幣元） 0.99 1.03 4.0% Adjusted EBITDA (a non-IFRS measure) 經調整EBITDA（非《國際財務報告準則》指標） 1,967,354 2,186,776 11.2% Non-IFRS Financial Measures In evaluating the business, MINISO considers and uses adjusted net profit, adjusted EBITDA and adjusted basic and diluted net earnings per Share as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses, gain or loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, and share of loss of Yonghui, net of tax. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui and income 非《國際財務報告準則》財務指標 於評估業務時，名創優品考慮並使用經調整淨利 潤、經調整EBITDA和經調整每股基本及攤薄淨盈利 作為審查及評估其經營業績的補充指標。呈列此等 非《國際財務報告準則》財務指標並非旨在視為獨立 於或替代根據《國際財務報告準則》編製及呈列的財 務資料。名創優品將經調整淨利潤定義為不包括以 權益結算的股份支付開支、衍生工具公允價值變動 收益或損失、衍生工具的發行成本、與股票掛鈎證 券及與用於收購永輝股權的銀行貸款有關的利息開 支以及分佔永輝虧損，稅後淨額的期內利潤。名創 優品將經調整EBITDA界定為經調整淨利潤加折舊及 攤銷、財務成本（不包括與股票掛鈎證券及與用於收 購永輝股權的銀行貸款有關的利息開支）及所得稅開 支。名創優品以本公司權益股東應佔經調整淨利潤

6 MINISO Interim Report 2025 Financial Performance Highlights 財務表現摘要 tax expense. MINISO computes adjusted basic and diluted net earnings per Share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of Shares used in the basic and diluted earnings per Share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per Share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of Shares used in the basic and diluted earnings per Share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these Shares. MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and the Board. These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, basic and diluted earnings per Share, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure. 除以按《國際財務報告準則》基準計算每股基本及攤 薄盈利所用的股份數量計算經調整每股基本及攤薄 淨盈利。名創優品以與計算經調整每股美國存託股 基本及攤薄淨盈利同樣的方式計算經調整每股基本 及攤薄淨盈利，惟其使用按《國際財務報告準則》基 準計算每股基本及攤薄盈利所用的普通股數量作為 分母，而非此等普通股所代表的美國存託股數量。 名創優品呈報此等非《國際財務報告準則》財務指 標，因管理層以此等指標評估其經營業績及制定業 務計劃。此等非《國際財務報告準則》財務指標使管 理層可在不考慮名創優品認為並非未來營運表現指 標的上述非現金及其他調整項目影響的情況下評估 其經營業績。因此，名創優品認為使用此等非《國際 財務報告準則》財務指標為投資者及其他人士以與管 理層及董事會相同的方式理解及評估其經營業績提 供了有用的資料。 此等非《國際財務報告準則》財務指標未於《國際財 務報告準則》中有所界定，亦未根據《國際財務報告 準則》呈列。此等非《國際財務報告準則》財務指標 作為分析工具存在局限性。使用此等非《國際財務報 告準則》財務指標的主要限制之一為其不能反映影響 名創優品營運的所有收入及開支項目。此外，此等 非《國際財務報告準則》財務指標可能不同於其他公 司（包括同行公司）使用的非《國際財務報告準則》資 料，因此其可比性可能有限。 此等非《國際財務報告準則》財務指標不應被獨立考 慮，或解釋為利潤、每股基本及攤薄盈利（如適用） 或任何其他業績指標的替代指標，或作為衡量名創 優品營運表現的指標。名創優品鼓勵投資者按以下 最直接可比的《國際財務報告準則》指標審閱其歷史 非《國際財務報告準則》財務指標。本文所呈列的非 《國際財務報告準則》財務指標未必可與其他公司所 呈列的類似名稱指標作比較。其他公司對類似名稱 指標的計算方式可能不同，從而限制了有關指標在 比較分析名創優品的數據時的有用性。名創優品鼓 勵　閣下全面審閱其財務資料，而非依賴單一的財 務指標。

2025中期報告 名創優品 7 Financial Performance Highlights 財務表現摘要 The following table reconciles our adjusted net profit and adjusted EBITDA, both non-IFRS measures, for the six months ended June 30, 2024 and 2025 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the period. For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 (RMB in thousands) （人民幣千元） Profit for the period 期內利潤 1,177,379 905,990 Add back: 加回： Equity-settled Share-based payment expenses 以權益結算的股份支付的開支 64,507 40,586 Loss from fair value change of derivatives(1) 衍生工具公允價值變動損失(1) – 39,748 Issuance cost of derivatives(2) 衍生工具的發行成本(2) – 44,664 Interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui 與股票掛鈎證券及與 用於收購永輝股權的銀行貸款有關的利息開支 – 128,351 – Interest expenses related to the Equity Linked Securities(3) －與股票掛鈎證券有關的利息開支(3) – 89,885 – Interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui －與用於收購永輝股權的銀行貸款有關的利息開支 – 38,466 Share of loss of Yonghui, net of tax 分佔永輝虧損，稅後淨額 – 119,335 Adjusted net profit (a non-IFRS measure) 經調整淨利潤（非《國際財務報告準則》指標） 1,241,886 1,278,674 Add back: 加回： Depreciation and amortization 折舊及攤銷 333,131 554,016 Finance costs excluding interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui 財務成本（不包括與股票掛鈎證券及與用於收購永輝股權的 銀行貸款有關的利息開支） 40,595 65,885 Income tax expense 所得稅開支 351,742 288,201 Adjusted EBITDA (a non-IFRS measure) 經調整EBITDA（非《國際財務報告準則》指標） 1,967,354 2,186,776 下表將我們截至2024年及2025年6月30日止六個月 的經調整淨利潤及經調整EBITDA（均為非《國際財 務報告準則》指標）與根據《國際財務報告準則》計算 及呈報的最直接可比的財務指標（即期內利潤）進行 對賬。

8 MINISO Interim Report 2025 Financial Performance Highlights 財務表現摘要 Notes: (1) The RMB39.7 million loss from fair value change of derivatives was a non-cash expense that was related to the fair value of the Equity Linked Securities and call spread. It was determined primarily by movements in the underlying share price. (2) The RMB44.7 million issuance cost of derivatives was a one-off expense that was related to the Equity Linked Securities. (3) The RMB89.9 million interest expenses related to the Equity Linked Securities included RMB80.8 million non-cash portion and RMB9.1 million cash expense. 附註： (1) 衍生工具公允價值變動產生的人民幣39.7百萬元虧 損為非現金支出，與股票掛鈎證券及看漲價差組合 的公允價值變動有關，其金額主要取決於標的股票 價格的波動。 (2) 衍生工具發行成本人民幣44.7百萬元為一次性支 出，與股票掛鈎證券相關。 (3) 與股票掛鈎證券有關的人民幣89.9百萬元利息支出 中，人民幣80.8百萬元為非現金支出，人民幣9.1百 萬元為現金支出。

Business Review and Outlook
業務回顧及展望

BUSINESS REVIEW FOR THE REPORTING PERIOD

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Since we opened our first store in China in 2013, we have successfully incubated two brands – "MINISO" and "TOP TOY". We have built our flagship brand "MINISO" as a globally recognized retail brand and established a store network worldwide. Our flagship brand "MINISO" offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products' trendiness, creativeness, high quality and affordability.

During the six months ended June 30, 2025, the total number of MINISO stores in mainland China and overseas markets increased from 7,504 as of December 31, 2024 to 7,612 as of June 30, 2025. The number of TOP TOY stores increased from 276 as of December 31, 2024 to 293 as of June 30, 2025. For the six months ended June 30, 2025, the aggregate GMV of the Group reached approximately RMB16.7 billion.

Brands and Products

For the six months ended June 30, 2025, we launched an average of around 1,800 SKUs in "MINISO" channels per month, and we offered consumers a wide selection of SKUs, the vast majority of which are under the "MINISO" brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the "TOP TOY" brand, we offered more than 11,000 SKUs as of June 30, 2025 across major pop toy categories such as model figures, 3D building blocks, vinyl plush toys, and other pop toys.

報告期業務回顧

我們是一家提供以IP設計為特色的豐富多樣的潮流生活產品的全球價值零售商。自2013年在中國開設第一家門店以來，我們已成功孵化了兩個品牌，分別是「名創優品」和「TOP TOY」。我們已將旗艦品牌「名創優品」打造為全球認可的零售品牌，並在全球範圍內建立了門店網絡。我們的旗艦品牌「名創優品」提供種類繁多及高頻上新的生活家居產品，可滿足消費者多樣化的需求，以時尚、創意、高品質及高性價比的產品吸引消費者。

於截至2025年6月30日止六個月，本集團於中國內地和海外市場的名創優品門店總數由截至2024年12月31日的7,504家增加至截至2025年6月30日的7,612家。TOP TOY門店數量由截至2024年12月31日的276家增加至截至2025年6月30日的293家。截至2025年6月30日止六個月，本集團產生的GMV總計約人民幣167億元。

品牌及產品

截至2025年6月30日止六個月，我們在「名創優品」各渠道平均每月推出約1,800個SKU，為消費者提供廣泛可選的產品組合，其中絕大部分屬於「名創優品」品牌。我們的名創優品產品涵蓋11個主要品類，包括生活家居、小型電子產品、紡織品、包袋配飾、美妝工具、玩具、彩妝、個人護理、零食、香水、文具和禮品。

截至2025年6月30日，我們在「TOP TOY」品牌下提供了超過11,000個SKU，涵蓋手辦、3D拼搭模型、搪膠毛絨和其他潮流玩具等主要潮流玩具品類。

2025中期報告 名創優品 9

Business Review and Outlook
業務回顧及展望

Store Network

As of June 30, 2025, we served consumers primarily through a network of over 7,600 MINISO stores, including over 4,300 MINISO stores in mainland China and over 3,300 MINISO stores in overseas markets. The following table shows the number of MINISO stores in mainland China and overseas as of the dates presented:

門店網絡

截至2025年6月30日，我們主要通過7,600多家名創優品門店網絡為消費者提供服務，其中在中國內地有超過4,300家名創優品門店，在海外市場有超過3,300家名創優品門店。下表列示截至呈報日期，中國內地和海外的名創優品門店數量：

	As of June 30, 截至6月30日	
	2024 2024年	**2025 2025年**
Number of MINISO stores 名創優品門店數量		
Mainland China 中國內地	4,115	**4,305**
Directly operated stores 直營店	29	**20**
Stores operated under MINISO Retail Partner model 名創合夥人門店	4,063	**4,258**
Stores operated under distributor model 代理門店	23	**27**
Overseas 海外	2,753	**3,307**
Directly operated stores 直營店	343	**579**
Stores operated under MINISO Retail Partner model 名創合夥人門店	338	**425**
Stores operated under distributor model 代理門店	2,072	**2,303**
Total 合計	6,868	**7,612**

We have expanded our TOP TOY store network in mainland China since 2020. TOP TOY has also begun to expand to overseas markets since 2024. This strategic move aligns with the Company's plan to expand globally and strengthen its brand presence. As of June 30, 2025, we had a total of 293 TOP TOY stores, 283 of which are located in mainland China. The following table shows the number of TOP TOY stores worldwide as of the dates presented:

自2020年起，我們已擴展在中國內地的TOP TOY門店網絡。同時，TOP TOY亦於2024年開始擴展海外市場。這一戰略性舉措符合本公司全球擴張及鞏固品牌影響力的計劃。截至2025年6月30日，我們共有293家TOP TOY門店，283家位於中國內地。下表列示截至呈報日期，全球TOP TOY門店數量：

	As of June 30, 截至6月30日	
	2024 2024年	**2025 2025年**
Number of TOP TOY stores TOP TOY門店數量		
Directly operated stores 直營店	21	**38**
Stores operated under MINISO Retail Partner model 名創合夥人門店	174	**250**
Stores operated under distributor model 代理門店	–	**5**
Total 合計	195	**293**

10 MINISO Interim Report 2025

2025中期報告 名創優品 11 Business Review and Outlook 業務回顧及展望 Store operations in mainland China As of June 30, 2025, apart from 20 directly operated MINISO stores, 27 distributor MINISO stores and 33 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in mainland China were operated under the MINISO Retail Partner model. The following table shows the aggregate numbers of MINISO stores in mainland China for the periods indicated: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 Number of MINISO stores in mainland China 中國內地的名創優品門店數量 Directly operated stores 直營店 Number of stores at the beginning of the period 期初門店數量 26 25 Net increase/(decrease) in number of stores during the period 期內門店數量的淨增加╱（減少） 3 (5) Number of stores at the end of the period 期末門店數量 29 20 Stores operated under MINISO Retail Partner model 名創合夥人門店 Number of stores at the beginning of the period 期初門店數量 3,878 4,335 Net increase/(decrease) in number of stores during the period 期內門店數量的淨增加╱（減少） 185 (77) Number of stores at the end of the period 期末門店數量 4,063 4,258 Stores operated under distributor model 代理門店 Number of stores at the beginning of the period 期初門店數量 22 26 Net increase in number of stores during the period 期內門店數量的淨增加 1 1 Number of stores at the end of the period 期末門店數量 23 27 The following table shows the aggregate numbers of MINISO stores in mainland China by city-tiers as of the dates presented: As of June 30, 截至6月30日 2024 2024年 2025 2025年 Number of MINISO stores in mainland China 中國內地的名創優品門店數量 First-tier cities 一線城市 541 572 Second-tier cities 二線城市 1,705 1,774 Third- or lower-tier cities 三線或低線城市 1,869 1,959 Total 合計 4,115 4,305 在中國內地的門店運營 截至2025年6月30日，除20家名創優品直營店、27 家名創優品代理門店和33家TOP TOY直營店外，我 們在中國內地的其他名創優品和TOP TOY門店全部 都在名創合夥人模式下運營。 下表列示於所示期間在中國內地的名創優品門店總 數： 下表列示截至所示日期按城市等級劃分的中國內地 名創優品門店總數：

Business Review and Outlook
業務回顧及展望

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2025, there were 1,079 MINISO Retail Partners that invested in MINISO stores in mainland China, and 677 of them had invested for over three years.

名創合夥人模式代表了我們與名創合夥人之間的互惠互利關係：我們以輕資產方式實現快速的門店網絡擴張、保持一致的品牌形象和消費者體驗，而名創合夥人則獲得了有吸引力的投資機會。我們的名創合夥人也有動力與我們保持忠誠的合作關係。截至2025年6月30日，我們共有1,079位名創合夥人在中國內地投資名創優品門店，其中677位已投資三年以上。

The following table shows the number of our MINISO Retail Partners that invested in MINISO stores in mainland China for the periods indicated:

下表列示我們於所示期間投資中國內地名創優品門店的名創合夥人數量：

	For the six months ended June 30, 截至6月30日止六個月	
	2024 2024年	**2025** **2025年**
Number of MINISO Retail Partners that invested in MINISO stores in mainland China 在中國內地投資名創優品門店的名創合夥人數量		
Number of MINISO Retail Partners at the beginning of the period[(1)] 期初名創合夥人數量[(1)]	1,049	**1,071**
Net (decrease)/increase in number of MINISO Retail Partners during the period 期內名創合夥人數量的淨(減少)／增加	(4)	**8**
Number of MINISO Retail Partners at the end of the period 期末名創合夥人數量	1,045	**1,079**

Note:

(1) Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

附註：

(1) 在指定日期名創合夥人的數量乃根據在該日期與我們存在有效合同關係的個人及實體的數量計算。

We had 1 distributor for the MINISO brand in Tibet, China during the six months ended June 30, 2025. As of the date of this interim report, there has been no conversion of our franchisees in mainland China from a MINISO Retail Partner to a distributor, or vice versa.

於截至2025年6月30日止六個月，我們在中國西藏有1位名創優品品牌的代理商。截至本中期報告日期，我們在中國內地的合作夥伴並無由名創合夥人轉為代理商，反之亦然。

The majority of our TOP TOY stores in mainland China are operated under the MINISO Retail Partner model as well. As of June 30, 2024 and 2025, we had 47 and 70 Retail Partners operating TOP TOY stores, respectively. Some Retail Partners in mainland China may invest in both MINISO and TOP TOY stores.

我們中國內地的大部分TOP TOY門店亦於名創合夥人模式下運營。截至2024年及2025年6月30日，分別有47位及70位合夥人經營TOP TOY門店，一些投資中國內地名創優品門店的合夥人亦可能同時投資TOP TOY門店。

12 MINISO Interim Report 2025

2025中期報告 名創優品 13 Business Review and Outlook 業務回顧及展望 Store operations in overseas markets We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model, as we expand our global networks, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa. As of June 30, 2025, for MINISO brand in overseas markets, there were 579 stores directly operated by us, and 425 and 2,303 stores operated under the MINISO Retail Partner model and distributor model, respectively. The following table shows the aggregate number of MINISO stores in overseas markets for the periods indicated: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 Number of MINISO stores in overseas markets 海外市場的名創優品門店數量 Directly operated stores 直營店 Number of stores at the beginning of the period 期初門店數量 238 503 Net increase in number of stores during the period 期內門店數量的淨增加 105 76 Number of stores at the end of the period 期末門店數量 343 579 Stores operated under MINISO Retail Partner model 名創合夥人門店 Number of stores at the beginning of the period 期初門店數量 283 404 Net increase in number of stores during the period 期內門店數量的淨增加 55 21 Number of stores at the end of the period 期末門店數量 338 425 Stores operated under distributor model 代理門店 Number of stores at the beginning of the period 期初門店數量 1,966 2,211 Net increase in number of stores during the period 期內門店數量的淨增加 106 92 Number of stores at the end of the period 期末門店數量 2,072 2,303 在海外市場的門店運營 我們在拓展全球門店網絡的同時，根據市場的增長 潛力、當地法規和其他因素，採用了一系列靈活的 門店運營模式，包括直營、名創合夥人模式和代理 模式。考慮到當地不斷變化的監管要求、市場條件 及彼等的營運需求，我們的海外加盟商有時會從名 創合夥人轉變為代理商，反之亦然。 截至2025年6月30日，名創優品品牌在海外市場 分別擁有579家直營店，425家名創合夥人門店與 2,303家代理門店。 下表列示於所示期間海外市場的名創優品門店總 數：

14 MINISO Interim Report 2025 Business Review and Outlook 業務回顧及展望 The following table shows the number of the distribution of MINISO stores in overseas markets by region as of the dates presented: As of June 30, 截至6月30日 2024 2024年 2025 2025年 Number of MINISO stores in overseas markets 海外市場的名創優品門店數量 Asia excluding China 亞洲（中國除外） 1,484 1,695 North America 北美洲 234 394 Latin America 拉丁美洲 584 661 Europe 歐洲 244 319 Others 其他 207 238 Total 合計 2,753 3,307 In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in MINISO overseas markets for the periods indicated: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 Number of distributors in MINISO overseas 名創優品海外代理商數量 Number of distributors at the beginning of the period(1) 期初代理商數量(1) 230 252 Net (decrease)/increase in number of distributors during the period(2) 期內代理商數量的淨（減少）╱增加(2) (1) 17 Number of distributors at the end of the period(1) 期末代理商數量(1) 229 269 Notes: (1) Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date. (2) Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors. As of June 30, 2024 and 2025, we had 101 and 117 MINISO Retail Partners in overseas markets, respectively. The increase in the number of MINISO Retail Partners for the six months ended June 30, 2025 was primarily due to increase in the number of MINISO Retail Partners in Indonesia and Vietnam. 下表列示於所示日期按區域劃分的海外市場名創優 品門店總數： 在大部分海外市場，我們通過與具有豐富當地資源 和零售經驗的當地代理商合作，擴大我們的門店網 絡。下表列示於所示期間我們在海外市場的代理商 數量： 附註： (1) 於指定日期的代理商數量乃根據在該日期與我們存 在有效合同關係的個人和實體數量計算。 (2) 在計算新增或終止的代理商數量時，不考慮由同一 代理商變更合同實體的情況。 截至2024年及2025年6月30日，我們在海外市場分 別擁有101位及117位名創合夥人。名創合夥人數量 於截至2025年6月30日止六個月有所增加，主要是 由於印尼及越南的名創合夥人數量增加。

2025中期報告 名創優品 15 Business Review and Outlook 業務回顧及展望 Other Key Operating Data The following tables set forth certain of key operating data of MINISO stores in mainland China and overseas markets, respectively: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 MINISO stores in mainland China 中國內地的名創優品門店 MINISO stores’ GMV(1) (RMB in millions) 名創優品門店的GMV（1)（人民幣百萬元） 7,097 7,800 Total number of transactions (in millions) 交易總量（百萬） 184.3 198.9 Total sales volume of SKUs (in millions) SKU總銷量（百萬） 486.4 527.4 Average spending per transaction (RMB) 平均客單價（人民幣元） 38.5 39.2 Average selling price (RMB) 平均售價（人民幣元） 14.6 14.8 Same-store(2) GMV Growth (%) 同店(2) GMV增長率(%) Down low-single digit 下降低個位數 Down low-single digit 下降低個位數 Notes: (1) Includes GMV generated through MINISO offline stores and O2O platforms. (2) Includes stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods. 其他關鍵運營數據 下表載列我們分別於中國內地及海外市場的名創優 品門店的若干關鍵運營數據： 附註： (1) 包括通過名創優品線下門店及O2O平台產生的 GMV。 (2) 包括在比較期開始前已開業、截至比較期結束仍在 營業、且於比較期內閉店均不超過30日的門店。

16 MINISO Interim Report 2025 Business Review and Outlook 業務回顧及展望 For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 MINISO stores in overseas markets 海外市場的名創優品門店 MINISO stores’ GMV (RMB in millions) 名創優品門店的GMV（人民幣百萬元） 6,401 7,330 Asia excluding China 亞洲（中國除外） 2,353 2,567 North America 北美洲 844 1,414 Latin America 拉丁美洲 2,383 2,257 Europe 歐洲 527 744 Others 其他 294 348 Same-store(1) GMV Growth (%) 同店(1) GMV增長率(%) Up mid-teens 增加中十位數 Down mid-single digit 下降中個位數 Asia excluding China 亞洲（中國除外） Up mid-teens 增加中十位數 Down mid-single digit 下降中個位數 North America 北美洲 Up low-teens 增加低十位數 Down mid-single digit 下降中個位數 Latin America 拉丁美洲 20%~25% Down high-single digit 下降高個位數 Europe 歐洲 Up low-teens 增加低十位數 Down low-single digit 下降低個位數 Others 其他 Down low-single digit 下降低個位數 Up high-single digit 增加高個位數 Note: (1) Includes stores that (i) were opened prior to the beginning of the comparative periods, (ii) were remained open as of the end of the comparative periods, and (iii) were closed for less than 30 days during both comparative periods. The impact of foreign exchange is excluded by adopting a constant currency exchange rate in both comparative periods. 附註： (1) 包括(i)在比較期開始前已開業，(ii)截至比較期結束 仍在營業，且(iii)於兩個比較期內閉店均不超過30日 的門店。於兩個比較期均採用固定貨幣匯率，故不 包括外匯影響。

Business Review and Outlook
業務回顧及展望

The following table sets forth the GMV of MINISO brand worldwide through online channels for the periods indicated:

下表載列於所示期間名創優品品牌在全球通過線上渠道獲得的GMV：

	For the six months ended June 30, 截至6月30日止六個月	
	2024 2024年	2025 2025年
	(RMB in millions) (人民幣百萬元)	
MINISO brand worldwide 全球名創優品品牌		
Total GMV through online channels[1] 通過線上渠道獲得的總GMV[1]	395	**558**

Note:

(1) Excludes GMV through O2O platforms in mainland China which is accounted for in GMV through offline channels.

附註：

(1) 不包括在中國內地通過O2O平台產生的GMV，其被計入通過線下渠道產生的GMV。

Our TOP TOY brand started operating in December 2020 in mainland China. For the six months ended June 30, 2025, our TOP TOY brand achieved a total GMV of RMB1,048.0 million through multi-channels: (1) RMB794.9 million from TOP TOY stores in mainland China; (2) RMB126.6 million through online channels; (3) RMB126.5 million of GMV from other channels.

我們的TOP TOY品牌於2020年12月開始在中國內地運營。截至2025年6月30日止六個月，TOP TOY品牌通過多渠道實現總GMV人民幣1,048.0百萬元：(1)通過中國內地TOP TOY門店獲得的人民幣794.9百萬元；(2)通過線上渠道獲得的人民幣126.6百萬元；及(3)通過其他渠道獲得的GMV人民幣126.5百萬元。

The following table sets forth certain of our key operating data of TOP TOY stores in mainland China:

下表載列中國內地TOP TOY門店的若干關鍵運營數據：

	For the six months ended June 30, 截至6月30日止六個月	
	2024 2024年	2025 2025年
TOP TOY stores in mainland China 中國內地的TOP TOY門店		
TOP TOY Stores' GMV (RMB in millions) TOP TOY門店的GMV（人民幣百萬元）	521	**795**
Total number of transactions (in millions) 交易總量（百萬）	4.7	**7.2**
Total sales volume of SKUs (in millions) SKU總銷量（百萬）	8.9	**14.2**
Average spending per transaction (RMB) 平均客單價（人民幣元）	111.2	**109.8**
Average selling price (RMB) 平均售價（人民幣元）	58.8	**56.1**
Same-store[1] GMV Growth (%) 同店[1] GMV增長率(%)	Up mid-teens 增加中十位數	**Down low-single digit 下降低個位數**

Note:

(1) Includes stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

附註：

(1) 包括在比較期開始前已開業、截至比較期結束仍在營業、且於兩個比較期內閉店均不超過30日的門店。

2025中期報告 名創優品 17

Business Review and Outlook
業務回顧及展望

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

Update on TOP TOY

TOP TOY recently has completed a round of strategic financing led by Temasek, a global investment company headquartered in Singapore. The post-transaction valuation of TOP TOY reached approximately HK$10 billion, demonstrating the market recognition of TOP TOY's business model, brand equity, and global expansion roadmap on a rapid growth trajectory of its pop toy business.

BUSINESS OUTLOOK

Confronting the ever-evolving macroeconomic and geopolitical environment, the Group demonstrates its significant risk resilience and agility through years of accumulated overseas expansion experience, diversified global footprint and global operational capabilities. Looking into the second half of 2025, we will continue to uphold our core philosophy for delivering long-term value by solid execution of our strategy: focusing on affordability, globalization and product innovation.

For our MINISO brand in mainland China, we will remain focused on achieving high quality growth by expanding and upgrading our store network to promote a relaxing, immersive and engaging shopping experience full of delightful surprises with treasure-hunting elements to our customers, unlocking the sales potential via different innovative themed store at the same time. We will also continue to innovate, introducing new product offerings with aesthetically pleasant designs, high product quality and high affordability, optimizing product-market fit, thereby fully leveraging on our multi-sales channels to create synergy with our diversified product offerings.

報告期後的近期發展

TOP TOY的最新情況

TOP TOY近期完成了由總部位於新加坡的全球投資公司淡馬錫領投的一輪戰略融資。TOP TOY的交易後估值約為100億港元，展示出TOP TOY的商業模式、品牌權益及全球擴張路綫圖在其潮流玩具業務快速發展態勢下獲得的市場認可。

業務展望

面對不斷變化的宏觀經濟及地緣政治環境，本集團憑藉多年積累的海外擴張經驗、全球多元化業務足跡及全球運營能力，展示出其強大的風險韌性和敏捷性。展望2025年下半年，我們仍將秉持通過紮實執行戰略，以實現長期價值的核心理念，即專注於高性價比、全球化及產品創新。

對於我們在中國內地的名創優品品牌，我們將繼續專注於實現高質量增長，通過拓展並升級我們的門店網絡，為客戶提供輕鬆愜意、沉浸式及充滿驚喜的尋寶式的購物體驗，同時依託多元創新主題門店釋放銷售潛力。我們亦將一如既往堅持創新，推出高顏值、高品質及高性價比的新品，優化產品與市場的適配性，從而充分發揮我們多元化的銷售渠道，與我們豐富的產品矩陣形成協同效應。

18 MINISO Interim Report 2025

2025中期報告 名創優品 19 Business Review and Outlook 業務回顧及展望 For our MINISO brand in the overseas markets, we will firmly pursue globalization strategy by expanding our overseas store footprint, adopting diversified yet localized tactics adaptive to different overseas markets, and further strengthening our cooperation with overseas business partners to capture every local market trend globally. Meanwhile, through execution of IP cooperation and the strategic roll-out of stellar products in different markets, we will continue to enhance MINISO brand awareness through product differentiation and adaptation as well as the refinement of store model. As our globalization process progresses, we will further facilitate our robust development in overseas markets through enhancing the efficiency of localized operations in each and every geographical region. For our TOP TOY brand, we were pleased to see that it has embarked on globalization since the December quarter in 2024. Moving forward, we will continue to optimize TOP TOY’s product offerings and enhance operational efficiency to increase its market share and strengthen its brand image. 對於我們在海外市場的名創優品品牌，我們將堅定 不移推行全球化戰略，通過拓展海外門店網絡，因 地制宜採用適應不同海外市場的多元化及本土化策 略，並進一步加強與海外業務夥伴的合作，把握全 球各區域市場的趨勢。同時，我們將通過IP聯名合 作及在不同市場明星產品的戰略性投放，並憑藉產 品差異化、本地化以及門店模型優化等方式，持續 提升名創優品品牌的知名度。隨着全球化進程的推 進，我們將通過提高各區域本地化運營的效率，持 續推動促進我們在海外市場的強勁增長。 對於我們的TOP TOY品牌，我們欣然看到其自2024 年12月季度開始走向全球化。展望未來，我們將繼 續優化TOP TOY的產品供應並提高運營效率，以提 高其市場份額及強化其品牌形象。

20 MINISO Interim Report 2025 Management Discussion and Analysis 管理層討論與分析 For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 (RMB in thousands) （人民幣千元） Revenue 收入 7,758,743 9,393,112 Cost of sales 銷售成本 (4,368,957) (5,236,194) Gross profit 毛利 3,389,786 4,156,918 Other income 其他收入 12,698 5,370 Selling and distribution expenses 銷售及分銷開支 (1,522,088) (2,181,022) General and administrative expenses 一般及行政開支 (418,573) (503,656) Other net income 其他淨收入 41,696 98,239 Credit loss on trade and other receivables 貿易及其他應收款項信貸虧損 (3,606) (13,450) Impairment loss on non-current assets 非流動資產減值虧損 (5,104) (16,450) Operating profit 經營利潤 1,494,809 1,545,949 Finance income 財務收入 74,606 65,836 Finance costs 財務成本 (40,595) (194,236) Net finance income/(costs) 財務收入╱（成本）淨額 34,011 (128,400) Share of profit/(loss) of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的收益╱（虧損），稅後淨額 301 (138,946) Other expenses 其他開支 – (84,412) Profit before taxation 稅前利潤 1,529,121 1,194,191 Income tax expense 所得稅開支 (351,742) (288,201) Profit for the period 期內利潤 1,177,379 905,990 Profit for the period attributable to: 以下人士應佔期內利潤： – Equity shareholders of the Company －本公司權益股東 1,170,102 906,030 – Non-controlling interests －非控股權益 7,277 (40)

2025中期報告 名創優品 21 Management Discussion and Analysis 管理層討論與分析 收入 截至2025年6月30日止六個月，我們的總收入為人 民幣9,393.1百萬元（截至2024年6月30日止六個 月：人民幣7,758.7百萬元），同比增長21.1%，主 要是受以下因素驅動：(i)中國內地的名創優品品牌 所得收入增加11.4%，(ii)海外市場的名創優品品牌 所得收入增加29.4%，及(iii) TOP TOY品牌所得收 入增加73%。 銷售成本 截至2025年6月30日止六個月，我們的銷售成本為 人民幣5,236.2百萬元（截至2024年6月30日止六個 月：人民幣4,369.0百萬元），同比增長19.8%。 毛利及毛利率 截至2025年6月30日止六個月，我們的毛利為人民 幣4,156.9百萬元（截至2024年6月30日止六個月： 人民幣3,389.8百萬元），而截至2025年6月30日止 六個月的毛利率為44.3%（截至2024年6月30日止 六個月：43.7%），同比增長0.6個百分點。毛利率 提高主要是由於(i)海外市場收入佔比提升，及(ii)由 於產品組合轉向盈利能力更高的產品，TOP TOY的 毛利率有所提升。 Revenues Our total revenue was RMB9,393.1 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB7,758.7 million), representing an increase of 21.1% year over year, which was driven by the following factors: (i) an increase of 11.4% in revenue from MINISO brand in mainland China, (ii) an increase of 29.4% in revenue from MINISO brand in overseas markets, and (iii) an increase of 73% in revenue from TOP TOY brand. Cost of Sales Our cost of sales was RMB5,236.2 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB4,369.0 million), representing an increase of 19.8% year over year. Gross Profit and Gross Margin Our gross profit was RMB4,156.9 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB3,389.8 million), and gross margin was 44.3% for the six months ended June 30, 2025 (for the six months ended June 30, 2024: 43.7%), representing an increase of 0.6 percentage point. The increase in gross margin was mainly attributable to (i) higher revenue contribution from overseas markets, and (ii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Management Discussion and Analysis
管理層討論與分析

Selling and Distribution Expenses

Our selling and distribution expenses were RMB2,181.0 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,522.1 million), increased by 43.3% year over year. Excluding equity-based compensation expenses, our selling and distribution expenses were RMB2,167.1 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,480.6 million). The year-over-year increase was mainly attributable to our investments into directly operated stores to pursue the future success of our business, especially in strategic overseas markets such as the U.S. market. As of June 30, 2025, total number of directly operated stores on the group level was 637, compared to 393 as of June 30, 2024. For the six months ended June 30, 2025, the revenue from directly operated stores increased 81.7%, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased 63.4%. Licensing expenses increased 31.5%, as a percentage of revenue ranging from 2% to 3% in both comparative periods. Promotion and advertising expenses increased 6.2%, as a percentage of revenue stabilizing at around 3% in both comparative periods. Logistics expenses increased 25.5% year over year.

銷售及分銷開支

截至2025年6月30日止六個月，我們的銷售及分銷開支為人民幣2,181.0百萬元（截至2024年6月30日止六個月：人民幣1,522.1百萬元），同比增長43.3%。除去以股份支付的薪酬開支，截至2025年6月30日止六個月我們的銷售及分銷開支為人民幣2,167.1百萬元（截至2024年6月30日止六個月：人民幣1,480.6百萬元）。同比增長主要是由於本公司對直營門店的投入，特別是在美國等戰略性海外市場，以追求公司未來業務的成功。截至2025年6月30日，於集團層面的直營門店總數為637家，而截至2024年6月30日的數量則為393家。截至2025年6月30日止六個月，直營門店的收入增長81.7%，而相關開支（包括租金及相關開支、折舊及攤銷開支連同工資（不包括以股份支付的薪酬開支）則增加了63.4%）。授權費用增加31.5%，於兩個比較期間佔收入的百分比均介乎2%至3%。推廣及廣告開支增加6.2%，於兩個比較期間佔收入的百分比均穩定在3%左右。物流開支同比增加25.5%。

General and Administrative Expenses

Our general and administrative expenses were RMB503.7 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB418.6 million), increased by 20.3% year over year. Excluding equity-settled share-based payment expenses, our general and administrative expenses were RMB477.0 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB395.6 million), increased by 20.6% year over year. The year-over-year increase was primarily due to the increase of personnel-related expenses in relation to the development of our business.

一般及行政開支

截至2025年6月30日止六個月，我們的一般及行政開支為人民幣503.7百萬元（截至2024年6月30日止六個月：人民幣418.6百萬元），同比增長20.3%。除去以權益結算的股份支付的開支，截至2025年6月30日止六個月，我們的一般及行政開支為人民幣477.0百萬元（截至2024年6月30日止六個月：人民幣395.6百萬元），同比增長20.6%，同比增長主要由於與本公司業務發展有關的人員相關開支增加。

Other Net Income

Our other net income was RMB98.2 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB41.7 million). The year-over-year increase was mainly due to an increase in investment income in wealth management products, and a net foreign exchange gain compared with a net foreign exchange loss in the same period last year.

其他淨收入

截至2025年6月30日止六個月，我們的其他淨收入為人民幣98.2百萬元（截至2024年6月30日止六個月：人民幣41.7百萬元），同比增長主要是由於理財產品的投資收益增加及外匯淨收益（與去年同期外匯淨虧損相比）所致。

22 MINISO Interim Report 2025

2025中期報告 名創優品 23 Management Discussion and Analysis 管理層討論與分析 Operating Profit As a result of the foregoing, we recorded operating profit of RMB1,545.9 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,494.8 million), increased by 3.4% year over year. Net Finance Income/(Costs) Our net finance costs was RMB128.4 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: net finance income RMB34.0 million). The year-over-year increase in net finance costs was due to (i) increased interest expenses in relation to the Equity Linked Securities and the bank loans used for acquisition of the equity interest of Yonghui, both of which have been excluded in non-IFRS financial measures, and (ii) increased interest expenses on lease liabilities corresponding to our investment in directly operated stores. Income Tax Expense We recorded income tax expense of RMB288.2 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB351.7 million). Share of Profit/(Loss) of Equity-Accounted Investees, Net of Tax Our share of loss of equity-accounted investees, net of tax was 138.9 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: share of profit of RMB0.3 million). The year-over-year change was mainly attributable to share of loss in Yonghui, which has been excluded in non-IFRS financial measures. Other Expenses Our other expenses were RMB84.4 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: nil), mainly attributable to loss from a fair value change of derivatives under mark-to-market impact, which is in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures. Profit for the Period As a result of the foregoing, we recorded a profit of RMB906.0 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,177.4 million). 經營利潤 由於上述原因，截至2025年6月30日止六個月， 我們錄得的經營利潤為人民幣1,545.9百萬元（截 至2024年6月30日止六個月：人民幣1,494.8百萬 元），同比增長3.4%。 財務收入╱（成本）淨額 截至2025年6月30日止六個月，我們的財務成本淨 額為人民幣128.4百萬元（截至2024年6月30日止六 個月：財務收入淨額人民幣34.0百萬元）。財務成本 淨額同比增長主要是由於(i)與股票掛鈎證券及與用 於收購永輝股權的銀行貸款有關的利息開支增加， 均不包括在非《國際財務報告準則》財務指標中，及 (ii)與直營門店投資相關的租賃負債利息開支增加。 所得稅開支 截至2025年6月30日止六個月，我們錄得的所得稅 開支為人民幣288.2百萬元（截至2024年6月30日止 六個月：人民幣351.7百萬元）。 分佔以權益法入賬的被投資公司的收益╱（虧 損），稅後淨額 截至2025年6月30日止六個月，我們的分佔以權 益法入賬的被投資公司的虧損，稅後淨額為人民幣 138.9百萬元（截至2024年6月30日止六個月：分佔 收益人民幣0.3百萬元）。同比變化主要歸因於永輝 收購後分佔虧損，不包括在非《國際財務報告準則》 財務指標中。 其他開支 截至2025年6月30日止六個月，我們的其他開支 為人民幣84.4百萬元（截至2024年6月30日止六個 月：零），主要歸因於按市值計價影響下之衍生工具 公允價值變動虧損，乃與股票掛鈎證券有關，不包 括在非《國際財務報告準則》財務指標中。 期內利潤 由於上述原因，截至2025年6月30日止六個月，我 們錄得的利潤為人民幣906.0百萬元（截至2024年6 月30日止六個月：人民幣1,177.4百萬元）。

24 MINISO Interim Report 2025 Management Discussion and Analysis 管理層討論與分析 Adjusted Net Profit (a non-IFRS measure) We recorded an adjusted net profit of RMB1,278.7 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,241.9 million), which represents profit for the period excluding equity-settled share-based payment expenses, loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, and share of loss of Yonghui, net of tax. Adjusted EBITDA (a non-IFRS measure) We recorded an adjusted EBITDA of RMB2,186.8 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,967.4 million), which represents adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui and income tax expense. Net Cash from Operating Activities and Free Cash Flow Our net cash from operating activities was RMB1,014.2 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,293.8 million). Our capital expenditure was RMB434.8 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB302.8 million), and free cash flow was RMB579.4 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB991.0 million). Current Ratio Our current ratio decreased from 2.4 as of June 30, 2024 to 1.9 as of June 30, 2025, primarily due to increase in short-term loans and borrowings, lease liabilities relating to directly operated stores, and trade payables related to our inventories. 經調整淨利潤（非《國際財務報告準則》指標） 截至2025年6月30日止六個月，我們錄得的經調整 淨利潤（指不包括以權益結算的股份支付開支、衍生 工具公允價值變動損失、衍生工具的發行成本、與 股票掛鈎證券及與用於收購永輝股權的銀行貸款有 關的利息開支以及分佔永輝虧損，稅後淨額的期內 利潤）為人民幣1,278.7百萬元（截至2024年6月30 日止六個月：人民幣1,241.9百萬元）。 經調整EBITDA（非《國際財務報告準則》指標） 截至2025年6月30日止六個月，我們錄得的經調整 EBITDA（指經調整淨利潤加折舊及攤銷、財務成本 （不包括與股票掛鈎證券及與用於收購永輝股權的 銀行貸款有關的利息開支）及所得稅開支）為人民幣 2,186.8百萬元（截至2024年6月30日止六個月：人 民幣1,967.4百萬元）。 經營活動所得現金淨額及自由現金流 截至2025年6月30日止六個月，我們的經營活動所 得現金淨額為人民幣1,014.2百萬元（截至2024年 6月30日止六個月：人民幣1,293.8百萬元）。截至 2025年6月30日止六個月，我們的資本開支為人民 幣434.8百萬元（截至2024年6月30日止六個月：人 民幣302.8百萬元），及截至2025年6月30日止六個 月，自由現金流為人民幣579.4百萬元（截至2024年 6月30日止六個月：人民幣991.0百萬元）。 流動比率 我們的流動比率由截至2024年6月30日的2.4減少至 截至2025年6月30日的1.9，主要由於我們的短期貸 款及借款、直營店相關的租賃負債及存貨相關的貿 易應付款項的增加。

Management Discussion and Analysis
管理層討論與分析

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding

During the six months ended June 30, 2025, we funded our cash requirements principally through cash generated from our operations. As of June 30, 2025, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB7,466.1 million (as of December 31, 2024: RMB6,698.1 million).

Issue of the Equity Linked Securities and Entry into the Call Spread

In January 2025, we entered into a subscription agreement with UBS AG Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited for the issuance of the Equity Linked Securities by us, which were convertible debt securities that shall be settled wholly in cash, with an aggregate principal amount of US$550,000,000 and an expected maturity date on January 14, 2032. The Equity Linked Securities have been approved by the SGX-ST to be listed and quoted on the Official List of the SGX-ST. The initial exercise price of the Equity Linked Securities was US$8.2822 per Share, subject to adjustment upon the occurrence of certain customary prescribed corporate actions. As a result of the distribution of the 2024 Final Dividend and the 2025 Interim Dividend, the Equity Linked Securities exercise price was adjusted from US$8.2822 per Share, to US$8.0314 per Share, with effect from September 6, 2025, being the date immediately after the record date of the 2025 Interim Dividend.

Further, we and UBS AG, London Branch and The Hongkong and Shanghai Banking Corporation Limited (the "**Call Spread Counterparties**") entered into a call spread (the "**Call Spread**"), which is separate from, but is part and parcel of, the Equity Linked Securities, and comprise:

(a) **Lower Strike Call**: a call option transaction granted by the Call Spread Counterparties to the Company, exercisable at the discretion of the Company, entitling the Company to (a) the difference, settled in cash, between the exercise price of the lower strike call, which is equivalent to the exercise price of the Securities, and the volume weighted average price per Share over a specified period of trading days, converted to U.S. dollars at the prevailing exchange rate, and multiplied by (b) the number of Shares underlying the lower strike call being exercised; and

有關我們財務表現的其他資料

流動資金以及資金來源

截至2025年6月30日止六個月，我們主要通過經營所得現金來滿足我們的現金需求。截至2025年6月30日，我們計入流動資產的現金、現金等價物、受限制現金、定期存款及其他投資為人民幣7,466.1百萬元（截至2024年12月31日：人民幣6,698.1百萬元）。

發行股票掛鈎證券及訂立看漲期權價差

於2025年1月，本公司與瑞銀集團香港分行及香港上海滙豐銀行有限公司就本公司發行股票掛鈎證券訂立認購協議，該等證券為可換股債務證券，須以現金悉數結算，本金總額為550,000,000美元及預計到期日為2032年1月14日。股票掛鈎證券已獲新交所批准於新交所正式名單上市及報價。股票掛鈎證券的初始行使價為每股股份8.2822美元，可於發生若干慣常規定公司行為後予以調整。由於派發2024年末期股息及2025年中期股息，股票掛鈎證券行使價由每股股份8.2822美元調整為每股股份8.0314美元，自2025年9月6日（即緊隨2025年中期股息登記日期後的當日）起生效。

此外，本公司與瑞銀集團倫敦分行及香港上海滙豐銀行有限公司（「**看漲期權價差對手方**」）訂立看漲期權價差（「**看漲期權價差**」），看漲期權價差獨立於股票掛鈎證券，但構成股票掛鈎證券的一部分，及包括：

(a) **下限看漲期權**：看漲期權價差對手方授予本公司的看漲期權交易，可由本公司酌情行使，授予本公司權利：(a)以現金結算的下限行使價與指定交易日期間內每股股份成交量加權平均價之間的差額（按當時的匯率兑換為美元計算），乘以(b)下限看漲期權所行使股份數量；及

2025中期報告 名創優品 25

Management Discussion and Analysis
管理層討論與分析

(b) **Upper Strike Warrant**: a call option transaction with an expected exercise price (the "**Upper Strike Exercise Price**") of HK$102.1 per Share, representing a premium of 110.0% over the Delta Reference Price (for reference and illustration only) and a premium of 99.9% over the Stock Reference Price, granted by the Company to the Call Spread Counterparties, exercisable at the discretion of the Call Spread Counterparties, which would entitle the Call Spread Counterparties to receive newly allotted and issued Shares (the "**Upper Strike Shares**"), the maximum number of which was subject to adjustment upon the occurrence of certain customary prescribed corporate actions. As at January 7, 2025, the maximum number of Upper Strike Shares that may be issued was 66,407,407 Shares (representing approximately 5.31% of the then total issued and outstanding Shares), which did not exceed and was issued under the general mandate granted by the Shareholders to the Directors on June 20, 2024 to allot and issue new Shares. Following the distribution of the 2024 Final Dividend and 2025 Interim Dividend, the Upper Strike Exercise Price was adjusted to HK$99.008 per Share, and the maximum number of the Upper Strike Shares was adjusted to 68,481,979 Shares. We have received approval from the Listing Committee of HKEX for the listing of, and permission to deal in, the Upper Strike Shares issuable under the Upper Strike Warrant.

(b) **上限認股權證**：由本公司授予看漲期權價差對手方的認購期權交易，預期行使價（「**上限行使價**」）為每股股份102.1港元，較Delta參考價（僅供參考説明）溢價110.0%及較股份參考價溢價99.9%，可由看漲期權價差對手方酌情行使，看漲期權價差對手方將有權收取新配發及發行的股份（「**上限股份**」），其上限數目可於發生若干慣常規定的公司行動後作出調整。於2025年1月7日，可發行的上限股份的最大數量為66,407,407股股份（約佔當時已發行及發行在外股份總數的5.31%），不超出股東於2024年6月20日授予董事配發及發行新股份的一般授權下規定的數目且將按一般授權發行。於派發2024年末期股息及2025年中期股息後，上限行使價調整為每股股份99.008港元，上限股份的最大數量調整為68,481,979股股份。本公司已獲聯交所上市委員會批准，允許根據上限認股權證可發行的上限股份上市及買賣。

The Call Spread was structured such that the timing, size and economics of the exercises under the Call Spread was able to match the exercises under the Equity Linked Securities. This overall structure will enable us to raise funds in a form similar to convertible debt securities, whilst deferring potential dilution to a higher effective exercise price.

看漲期權價差的結構使得看漲期權價差項下的行使時機、規模及經濟效益與股票掛鈎證券的行使相匹配。此整體架構將使本公司能夠以與可換股債務證券類似的形式籌集資金，同時將潛在攤薄延遲至較高的實際行使價。

We raised total net proceeds of US$457,079,647 (equivalent to HK$3,553,839,963) from the offering and sale of the Equity Linked Securities and the Call Spread. We planned to use the net proceeds for overseas store network expansion, supply chain optimization and development, brand building and promotion, additional overseas working capital and other general corporate purposes, and to purchase its Shares and/or ADSs from time to time pursuant to its share repurchase programs.

本公司自發售及銷售股票掛鈎證券及看漲期權價差籌集總所得款項淨額為457,079,647美元（相當於3,553,839,963港元）。本公司計劃將該等所得款項用於海外門店網絡擴展、供應鏈優化與發展、品牌建設及推廣、額外海外營運資金及其他一般公司用途，以及用於根據股份購回計劃不時購買其股份及／或美國存託股。

For further details, please refer to the announcements of us dated January 7, 2025, January 14, 2025, April 24, 2025 and August 29, 2025 in relation to the issue of the Equity Linked Securities and entry into the Call Spread by our Company.

有關進一步詳情，請參閱本公司日期為2025年1月7日、2025年1月14日、2025年4月24日及2025年8月29日的公告，內容有關本公司發行股票掛鈎證券及訂立看漲期權價差。

26 MINISO Interim Report 2025

Management Discussion and Analysis
管理層討論與分析

Material Acquisitions and Disposals

Very Substantial Acquisition of Shares in Yonghui Superstores Co., Ltd

On September 23, 2024, our Company through our wholly-owned subsidiary, entered into share purchase agreements with independent third parties, respectively, to acquire an aggregate of 2,668,135,376 shares in Yonghui (representing approximately 29.4% of its entire issued share capital), at the consideration in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457, converted at the exchange rate of RMB0.90655 to HK$1.0000 for illustrative purpose only) (the "**Yonghui Acquisition**"). Yonghui, a listed company on the Shanghai Stock Exchange (stock code: 601933), is a retail chain operator featuring fresh produce management, mainly operates hypermarkets, supermarkets and community supermarkets, and has approximately 552 outlets spanning across about 26 provinces and municipalities across the mainland China as of June 30, 2025.

The Yonghui Acquisition was approved by our shareholders at the extraordinary general meeting of us held on January 17, 2025, and has already been completed in the first quarter of 2025.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Yonghui Acquisition exceeds 100% on an aggregated basis pursuant to Rule 14.22 of the Listing Rules, the Yonghui Acquisition constitutes a very substantial acquisition under Chapter 14 of the Listing Rules. For details, please refer to our announcement dated September 23, 2024 and our circular dated November 22, 2024.

Save as disclosed above, we did not have any other material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2025.

Significant Investments

The Yonghui Acquisition was completed in the first quarter of 2025. Our equity interests in Yonghui has been accounted for as investments in associates using the equity method in our consolidated financial statements since its completion. As of June 30, 2025, we continued to hold approximately 29.4% of the issued share capital of Yonghui. For the six months ended June 30, 2025, we recorded a loss of RMB119.3 million for the investment in Yonghui. As we continue to be optimistic about the development of the offline retail industry in mainland China, we believe that the investment in Yonghui is in line with the Group's investment strategy.

重大收購及出售

有關收購永輝超市股份有限公司股份的非常重大收購事項

於2024年9月23日，本公司通過其全資附屬公司分別與獨立第三方訂立購股協議，以收購合共2,668,135,376股永輝股份（約佔其全部已發行股本的29.4%），對價為人民幣6,270,118,134元（相當於約6,916,461,457港元，按人民幣0.90655元兑1.0000港元的匯率轉換，僅供説明使用）（「**永輝收購事項**」）。永輝的股份於上海證券交易所上市（證券代碼：601933），是一家以生鮮商品經營為特色的連鎖超市運營商，主要經營大型綜合超市、超級市場及社區超市，截至2025年6月30日門店總數約552家，遍佈中國內地逾26個省份及直轄市。

永輝收購事項已獲本公司股東於2025年1月17日召開的本公司股東特別大會上批准，且已於2025年第一季度完成。

由於有關永輝收購事項的一項或多項適用百分比率（定義見《上市規則》第14.07條）根據《上市規則》第14.22條按合併基準計算超過100%，永輝收購事項構成《上市規則》第十四章項下的非常重大收購事項。詳情請參閱本公司日期為2024年9月23日的公告及本公司日期為2024年11月22日的通函。

除上文所披露者外，於截至2025年6月30日止六個月，我們並無任何其他重大收購或出售附屬公司、合併聯屬實體或聯營公司。

重大投資

永輝收購事項已於2025年第一季度完成。本公司在永輝的權益自完成後在本公司的綜合財務報表中核算為採用權益法核算的對聯營公司的投資。截至2025年6月30日，我們繼續持有永輝已發行股本約29.4%。截至2025年6月30日止六個月，我們於永輝的投資錄得虧損人民幣119.3百萬元。由於我們持續看好中國內地線下零售行業發展，我們認為投資永輝符合本集團的投資戰略。

2025中期報告 名創優品 27

28 MINISO Interim Report 2025 Management Discussion and Analysis 管理層討論與分析 Save as disclosed above, we did not make or hold any other significant investments during the six months ended June 30, 2025. Future Plans for Material Investments or Capital Assets As of June 30, 2025, we did not have detailed future plans for material investments or capital assets. Pledge of Assets As of June 30, 2025, our equity interests in equity-accounted investees of approximately RMB4,308.2 million were pledged as securities for obtaining banking borrowings, an industry common practice for borrowings used for acquisitions. Cash Management Policy We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management. In order to make full use of idle funds, enhance the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following: • the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited. 除上文所披露者外，於截至2025年6月30日止六個 月，我們並無作出或持有任何其他重大投資。 重大投資或資本資產的未來計劃 截至2025年6月30日，我們並無詳細的重大投資或 資本資產的未來計劃。 資產抵押 截至2025年6月30日，我們以權益法入賬的被投資 公司權益約人民幣4,308.2百萬元作質押物抵押以獲 得銀行借款，此為併購貸款的行業常見做法。 現金管理政策 我們相信，通過對短期投資產品進行適當的投資， 我們可以更好地利用我們的現金，在不影響我們的 業務運作或資本開支的情況下產生收益。我們對金 融產品的投資決定是以個案為基礎，並經適當和仔 細考慮各種因素後作出，包括但不限於市場條件、 經濟發展、預期投資條件、投資成本、投資期限 以及投資的預期收益和潛在損失。我們已經建立了 一套內部控制措施，使我們能夠獲得合理的投資回 報，同時減輕我們面臨的高投資風險。該等政策和 措施由我們的高級管理層制定。 為了充分利用閒置資金、提高盈餘資金利用率及增 加收益，在不影響我們正常業務活動的前提下，經 我們的首席財務官批准，我們可以從金融機構購買 一定數量的理財產品。根據我們的內部政策，我們 的資金部經理應向我們的首席財務官提出投資理財 產品的擬議，且該等擬議必須由我們的首席財務官 審核和批准。在評估用於投資理財產品的擬議時， 必須滿足一系列標準，包括但不限於以下內容： • 購買的理財產品僅限於低風險產品，如定期存 款、保本付息產品、銀行發行的國庫券及風險 等級低於R2的理財產品。嚴禁購買證券和期 貨等高風險金融工具。

2025中期報告 名創優品 29 Management Discussion and Analysis 管理層討論與分析 • the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing. • the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses. Gearing Ratio As of June 30, 2025, our gearing ratio was 66.9%, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%. Foreign Exchange Risk Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us. • 所購買的理財產品的預期回報應不低於同期銀 行定期存款的存款利率，產品結構應相對簡 單，且應選擇經營規模大、綜合實力強及信譽 良好的金融機構購買。 • 資金部負責設立理財產品明細分類賬，資金部 經理管理金融產品並跟蹤理財產品的進展及安 全情況。一旦出現異常情況，資金部經理應及 時向首席財務官匯報情況，以便我們能立即採 取有效措施，減少潛在損失。 資本負債比率 截至2025年6月30日，我們的資本負債比率為 66.9%，該比率按貸款及借款除以期末權益總額再 乘以100%計算。 匯兌風險 我們的財務報告貨幣為人民幣，匯率變動會顯著影 響我們報告的業績及綜合趨勢。此外，我們的經營 業績（包括利潤率）受到匯率波動的影響。我們的國 際業務主要以美元產生收入。一般而言，人民幣兌 美元貶值對我們的經營業績產生積極影響，而人民 幣兌美元升值則相反。我們並未使用任何衍生金融 工具對沖有關風險。若我們需要將美元兌換成人民 幣用於營運，人民幣兌美元升值將對我們從兌換中 獲得的人民幣金額產生不利影響。相反，若我們決 定將人民幣兌換為美元用於支付普通股或美國存託 股股息或其他業務目的，則美元兌人民幣升值將對 我們獲得的美元金額產生不利影響。

Management Discussion and Analysis
管理層討論與分析

Contingent Liabilities

Commitment of Tax Payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate for the shortfall.

We had met the commitments for the calendar years of 2021, 2022, 2023 and 2024, and therefore, we were not required to make any compensation to the local government. In March 2025, we provided a performance guarantee of RMB230.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2025, which is valid from April 1, 2025 to March 31, 2026. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2025, we will be able to meet the commitment for the calendar year of 2025, and thus, it is not probable that we need to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of June 30, 2025.

Securities class action

In August 2022, a putative federal securities class action was filed against us and certain of its officers and Directors ("**Defendants**"), alleging that Defendants made misleading misstatements or omissions regarding our business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). We and other defendants filed a motion to dismiss the operative complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs subsequently filed a motion for reconsideration of the court's decision, which was denied by the court. Plaintiffs then filed a further amended complaint and the parties are now engaging in another round of motion-to-dismiss briefing, which is expected to be complete by late October 2025. As of June 30, 2025, the Directors were unable to assess the outcome of the action or reliably estimate the potential losses, if any.

或有負債

納稅承諾

就收購土地使用權及在廣州建設總部大樓，我們於2020年11月26日與我們新總部大樓所在地區的當地政府簽訂了意向書，並承諾自2021年1月1日起計五年內，向廣州當地政府繳納的稅款總額不低於人民幣965.0百萬元，其中包括2021年人民幣160.0百萬元、2022年人民幣175.0百萬元、2023年人民幣190.0百萬元、2024年人民幣210.0百萬元及2025年人民幣230.0百萬元。如我們未能支付任何五個曆年期間所承諾的金額，我們需要補償差額。

我們已滿足2021、2022、2023及2024曆年的承諾，因此我們無須向當地政府作出任何補償。於2025年3月，我們就2025曆年的納稅承諾向當地政府提供商業銀行發出的人民幣230.0百萬元的履約擔保，有效期為2025年4月1日至2026年3月31日。董事根據2025曆年已付及應付的實際相關稅款及附加費預測作出評估，我們預計將滿足2025曆年的承諾，因此我們在上述履約擔保下不太可能需要向當地政府作出任何補償。因此，截至2025年6月30日，尚未就此事項計提撥備。

證券集體訴訟

於2022年8月，本公司及其若干高級職員及董事(「**被告**」)被提起一項推定聯邦證券集體訴訟，指控被告違反《1933年證券法》和《1934年證券交易法》，在本公司業務運營和財務方面存在誤導性錯誤陳述或遺漏。訴訟標題為「關於名創優品集團控股有限公司證券訴訟案」，1:22-cv-09864(紐約州南區法院)。我們和其他被告提交了駁回有效起訴的動議，該動議於2024年2月獲法院批准，並准予修正。原告提交了重新審議法院決定的動議，但已被法院駁回。原告隨後提交了進一步修正的訴狀，目前雙方正在進行新一輪駁回動議，預計將於2025年10月底完成。截至2025年6月30日，董事無法評估此訴訟的結果或可靠地估計潛在的損失(如有)。

30 MINISO Interim Report 2025

2025中期報告 名創優品 31 Management Discussion and Analysis 管理層討論與分析 Capital Commitment As of June 30, 2025, our capital commitment was RMB630.9 million, compared to RMB633.5 million as of December 31, 2024, which is mainly attributable to the construction of the headquarters building. Employees and Remuneration We had a total of 7,204 full-time employees as of June 30, 2025, including 2,824 in mainland China and 4,380 in certain overseas countries and regions, up from 5,245 full-time employees one year ago. The following table sets forth the number of our employees categorized by function as of June 30, 2025. Function 職能 Number of Employees 僱員人數 Product Development and Supply Chain Management 產品開發與供應鏈管理 1,183 General and Administrative 一般及行政 565 Operations 運營 4,699 Sales and Marketing 銷售及營銷 184 Technology 技術 216 Business Development 業務發展 204 Logistics 物流 153 Total 合計 7,204 Our total remuneration cost incurred for the six months ended June 30, 2025 was RMB929.9 million, while it was RMB685.5 million for the six months ended June 30, 2024. The number of employees employed by us varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programs, discretionary bonuses, share awards and share options from our share incentive plan may be awarded to employees according to the assessment of individual performance. 資本承擔 截至2025年6月30日，我們的資本承擔為人民幣 630.9百萬元，而截至2024年12月31日則為人民幣 633.5百萬元，主要與總部大樓建設有關。 僱員及薪酬 截至2025年6月30日，我們共有7,204名全職僱 員，其中2,824名位於中國內地及4,380名位於某些 海外國家及地區，較去年的5,245名全職僱員有所增 加。下表載列截至2025年6月30日按職能劃分的僱 員人數： 截至2025年6月30日止六個月，我們產生的總薪酬 成本為人民幣929.9百萬元，而截至2024年6月30 日止六個月為人民幣685.5百萬元。 本公司聘用的僱員人數視乎需要而不時有所變更， 而僱員薪酬亦根據行業慣例釐定。本集團定期檢討 其僱員的薪酬政策及待遇。除養老金及內部培訓計 劃外，亦可能根據對個人表現的評估授予僱員酌情 花紅、股份獎勵及本公司股份激勵計劃中的購股權。

32 MINISO Interim Report 2025 Corporate Governance 企業管治 The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for us to safeguard the interests of shareholders and to enhance corporate value and accountability. Compliance with the Corporate Governance Code We have complied with all the applicable code provisions of the Corporate Governance Code set forth in Part 2 of Appendix C1 to the Listing Rules for the six months ended June 30, 2025, save for the following. Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual. We deviate from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye currently performs these two roles. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole. Compliance with the Model Code for Securities Transactions by Directors We have adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code, as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code. Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she has complied with the Code during the Reporting Period. 董事會致力於實現高水平的企業管治標準。董事會 相信，高水平的企業管治標準在為我們提供框架以 保障股東利益以及提升企業價值及責任方面至關重 要。 遵守《企業管治守則》 於截至2025年6月30日止六個月，我們已遵守《上 市規則》附錄C1第二部分所載的《企業管治守則》的 全部適用守則條文，惟下文所述者除外。 《企業管治守則》的守則條文第C.2.1條建議（但並無 規定）董事會主席與行政總裁的角色應有區分且不應 由同一人兼任。 我們偏離該守則條文，因為我們並無單獨的主席與 行政總裁，葉先生現兼任這兩個職務。葉先生為我 們的創始人，深諳我們的業務營運及管理。董事會 認為，主席與行政總裁由同一人士兼任可確保本集 團內部的一致領導，並使本集團的整體戰略規劃更 為有效及高效。董事會認為現時的安排並不會損害 權力及權責的平衡，而此結構將確保本公司迅速及 有效地作出及執行決定。董事會將在考慮本集團的 整體情況後，適時繼續審議及考慮區分董事會主席 與本公司行政總裁的職責。 遵守董事進行證券交易的《標準守則》 我們已採納管理層證券交易政策（「守則」）（其條款 不遜於載列於《上市規則》附錄C3的《標準守則》）作 為其本身證券交易的守則，以規管董事及相關僱員 進行的所有本公司證券交易及守則載列的其他事宜。 經向全體董事作出具體查詢後，各董事確認彼等於 報告期一直遵守守則。

Corporate Governance
企業管治

Board Committees

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the HKEX.

董事委員會

董事會下設三個委員會，即審計委員會、薪酬委員會和提名及企業管治委員會，以監察本公司特定事務範疇。各委員會已訂立明確界定的書面職權範圍。董事委員會的職權範圍載於本公司及聯交所網站。

Audit Committee

We have established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairperson of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a) to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b) to review the adequacy of our internal control over financial reporting; and

(c) to review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee has reviewed our unaudited interim financial information for the six months ended June 30, 2025. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by us and internal control and financial reporting matters with senior management members of us.

In addition, our independent auditor, Ernst & Young, has reviewed our unaudited interim financial information for the six months ended June 30, 2025 in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" as issued by the Hong Kong Institute of Certified Public Accountants.

審計委員會

我們已遵照《上市規則》第3.21條及《企業管治守則》成立審計委員會。

審計委員會由三位獨立非執行董事組成，即徐黎黎女士、朱擁華先生及王永平先生。徐黎黎女士擔任審計委員會主席，其具備《上市規則》第3.10(2)條所規定的適當資格。

審計委員會的主要職責為：

(a) 監督我們財務報表的完整性以及我們是否遵守與我們的財務報表和會計事項有關的法律和監管要求；

(b) 檢討我們對財務報告是否有足夠的內部控制；及

(c) 檢討所有關聯方交易是否存在潛在利益衝突情況和批准所有此類交易。

審計委員會已審閱我們截至2025年6月30日止六個月的未經審計中期財務資料。審計委員會亦已與本公司高級管理層成員討論有關本公司採用的會計政策及常規事宜以及內部控制及財務報告事宜。

此外，本公司獨立核數師安永會計師事務所已根據香港會計師公會頒佈的香港審閱工作準則第2410號「實體獨立核數師對中期財務資料的審閱」，對我們截至2025年6月30日止六個月的未經審計中期財務資料進行審閱。

2025中期報告 名創優品 33

Corporate Governance
企業管治

Compensation Committee

We have established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and our executive Director, Mr. Ye. Mr. ZHU Yonghua is the chairperson of the Compensation Committee.

The primary duties of the Compensation Committee are:

(a) to review and make recommendations to the Board with respect to Director's compensation;

(b) to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and

(c) to review and approve the compensation of our other executive officers and senior management.

薪酬委員會

我們已遵照《上市規則》第3.25條及《企業管治守則》成立薪酬委員會。

薪酬委員會由三位獨立非執行董事（即徐黎黎女士、朱擁華先生和王永平先生）以及一位執行董事（葉先生）組成。朱擁華先生擔任薪酬委員會主席。

薪酬委員會的主要職責為：

(a) 審查董事薪酬並就董事薪酬向董事會作出建議；

(b) 評估首席執行官及首席財務官的表現並就彼等的薪酬條款進行審查及向董事會作出建議；及

(c) 審查和批准其他行政人員和高級管理層的薪酬。

Nominating and Corporate Governance Committee

We have established a Nominating and Corporate Governance Committee in compliance with Rule 3.27A of the Listing Rules and the Corporate Governance Code.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and our executive Director, Mr. Ye. Mr. WANG Yongping is the chairperson of the Nominating and Corporate Governance Committee.

The primary duties of the Nominating and Corporate Governance Committee are:

(a) in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and

(b) in respect of its corporate governance functions, to ensure that our Company develops, reviews and assesses periodically, and at least annually, the adequacy of the Company's policies and practices on corporate governance and to ensure our Company's compliance with the requirements of the NYSE and the HKEX and make recommendation to the Board.

提名及企業管治委員會

我們已遵照《上市規則》第3.27A條及《企業管治守則》成立提名及企業管治委員會。

提名及企業管治委員會由三位獨立非執行董事（即徐黎黎女士、朱擁華先生和王永平先生）以及一位執行董事（葉先生）組成。王永平先生擔任提名及企業管治委員會主席。

提名及企業管治委員會的主要職責為：

(a) 就其提名職能而言，制定並就董事會和委員會成員的資格標準向董事會提出建議，向董事會推薦提名參選董事和各董事委員會成員的人選，及制定並向董事會推薦一套企業管治指引；及

(b) 就其企業管治職能而言，確保本公司定期（至少每年一次）制定、審查及評估本公司的企業管治政策及常規是否足夠，並確保本公司遵守紐交所及聯交所的規定，並向董事會提出建議。

34 MINISO Interim Report 2025

2025中期報告 名創優品 35 Corporate Governance 企業管治 Auditors On April 24, 2025, we announced that KPMG would retire as the auditors of the Company upon expiration of their term of office at the conclusion of the Annual General Meeting. On June 12, 2025, an ordinary resolution was passed at the Annual General Meeting to appoint Ernst & Young and Ernst & Young Hua Ming LLP as the auditors of our Company following the retirement of KPMG. 核數師 於2025年4月24日，我們宣佈畢馬威會計師事務所 將於股東週年大會結束時任期屆滿並退任本公司核 數師之職。於2025年6月12日，股東週年大會通過 一項普通決議案，決議在畢馬威會計師事務所退任 後，委任安永會計師事務所及安永華明會計師事務 所（特殊普通合夥）為本公司核數師。

36 MINISO Interim Report 2025 Other Information 其他資料 董事及最高行政人員於本公司或其任何相聯法 團的股份、相關股份及債權證中的權益及淡倉 於2025年6月30日，董事及本公司最高行政人員於 本公司或其相聯法團（定義見《證券及期貨條例》第 XV部）的股份、相關股份及債權證中擁有須(a)根據 《證券及期貨條例》第XV部第7及第8分部通知本公 司及聯交所的權益及淡倉（包括根據《證券及期貨 條例》有關條文其被當作或被視為擁有的權益及淡 倉）；或(b)記錄於本公司根據《證券及期貨條例》第 352條存置的登記冊的權益及淡倉；或(c)根據《標準 守則》通知本公司及聯交所的權益及淡倉如下： 於股份的權益 Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations As at June 30, 2025, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the HKEX pursuant to the Model Code were as follows: Interest in the Shares Name 姓名 Capacity/Nature of interest 身份╱權益性質 Number of Shares 股份數目 Number of Shares underlying outstanding options/ Restricted Shares/ RSUs granted 已授出發行 在外購股權╱ 受限制股份╱ 受限制股份單位的 相關股份數目 Approximate % of shareholding in our Company (1) 於本公司股權的 概約百分比(1) Mr. Ye (2) Interest in controlled corporations/ founder of a discretionary trust/beneficiary of a trust/ interest of spouse 789,541,061(2) (L) – 63.1% 葉先生(2) 受控法團權益╱酌情信託成立人╱ 信託受益人╱配偶權益 Ms. XU Lili Beneficial interest – 20,000(3) (L) 0.002% 徐黎黎女士 實益權益 Mr. ZHU Yonghua Beneficial interest 32,700 9,828(4) (L) 0.003% 朱擁華先生 實益權益

2025中期報告 名創優品 37 Other Information 其他資料 Notes: (1) The calculation is based on the total number of 1,251,337,357 Shares in issue as at June 30, 2025. The letter “L” stands for long position. (2) Represents (i) 328,290,482 Shares held by Mini Investment Limited; (ii) 203,401,382 Shares held by YGF MC Limited; and (iii) 257,849,197 Shares held by YYY MC Limited. For further details of Mr. Ye’s interest in our Company, please see the section headed “Substantial Shareholders’ Interests and Short Positions in Shares and Underlying Shares” on the next page. (3) Represents Ms. Xu’s entitlement to receive up to 20,000 Shares pursuant to the exercise of options granted to her under the 2020 Share Incentive Plan. (4) Represents Mr. Zhu’s entitlement to receive up to 9,828 Shares pursuant to the vesting of RSUs granted to him under the 2020 Share Incentive Plan and his beneficial interest in 32,700 Shares. Save as disclosed above, as at June 30, 2025, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO; (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the HKEX. 附註： (1) 該計算乃基於2025年6月30日已發行的1,251,337,357 股股份的總數而作出。字母「L」代表好倉。 (2) 指(i)由Mini Investment Limited持有的328,290,482 股股份；(ii)由YGF MC Limited持有的203,401,382 股股份；及(iii)由YYY MC Limited持有的257,849,197 股股份。有關葉先生在本公司權益的進一步詳情， 請參閱下頁「主要股東於股份及相關股份中的權益及 淡倉」一節。 (3) 指徐女士根據2020年股份激勵計劃獲授的購股權於 行使後獲得最多20,000股股份的權利。 (4) 指朱先生根據2020年股份激勵計劃獲授的受限制股 份單位歸屬後獲得最多9,828股股份的權利及32,700 股股份的實益權益。 除上文所披露者外，於2025年6月30日，據任何董 事或本公司最高行政人員所知，並無任何董事或本 公司最高行政人員於本公司或其相聯法團（定義見 《證券及期貨條例》第XV部）的股份、相關股份或債 權證中擁有(a)根據《證券及期貨條例》第XV部第7及 第8分部須通知本公司及聯交所的權益或淡倉；(b) 根據《證券及期貨條例》第352條規定須登記於該條 例所指登記冊的權益或淡倉；或(c)根據《標準守則》 須通知本公司及聯交所的權益或淡倉。

Other Information
其他資料

Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As at June 30, 2025, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the HKEX pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

主要股東於股份及相關股份中的權益及淡倉

於2025年6月30日，下列人士（權益已於本中期報告披露的董事及本公司最高行政人員除外）於股份及相關股份中擁有根據《證券及期貨條例》第XV部第2及第3分部須向本公司及聯交所披露或記錄於本公司根據《證券及期貨條例》第336條須存置的登記冊的權益或淡倉：

Name 姓名／名稱	Capacity/Nature of interest 身份／權益性質	Number of Shares[1] 股份數目[1]	Approximate % of shareholding in our Company[1] 於本公司股權的概約百分比[1]
YYY MC Limited [2]	Beneficial interest 實益權益	257,849,197 (L)	20.6%
YYY Development Limited [2]	Interest in controlled corporations 受控法團權益	257,849,197 (L)	20.6%
YGF MC Limited [3]	Beneficial interest 實益權益	203,401,382 (L)	16.3%
Mini Investment Limited [4]	Beneficial interest 實益權益	328,290,482 (L)	26.2%
YGF Development Limited.[4]	Interest in controlled corporation 受控法團權益	328,290,482 (L)	26.2%
Mr. Ye [2][3][4][5] 葉先生[2][3][4][5]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse 受控法團權益／酌情信託成立人／信託受益人／配偶權益	789,541,061 (L)	63.1%
Ms. Yang [2][3][4][5] 楊女士[2][3][4][5]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse 受控法團權益／酌情信託成立人／信託受益人／配偶權益	789,541,061 (L)	63.1%
The Bank of New York Mellon Corporation[6]	Interest in controlled corporations 受控法團權益	116,173,426 (L) 113,612,320 (S) 1,695,515 (P)	9.3% 9.1% 0.1%
HSBC Holdings plc[7] 滙豐控股有限公司[7]	Interest of controlled corporation/custodian (other than an exempt custodian interest) 受控法團權益／保管人（獲豁免保管人權益除外）	112,509,223 (L) 91,056,810 (S)	9.0% 7.3%
UBS Group AG[8]	Interest in controlled corporations 受控法團權益	104,075,883 (L) 104,268,150 (S)	8.3% 8.3%
Citigroup Inc.[9]	Interest in controlled corporations/approved lending agent 受控法團權益／核准借出代理人	64,946,480 (L) 4,309,353 (S) 60,420,323 (P)	5.2% 0.3% 4.8%

38 MINISO Interim Report 2025

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Notes:

(1) The calculation is based on the total number of 1,251,337,357 Shares in issue as at June 30, 2025. The letter "L" stands for long position, the letter "S" stands for short position and the letter "P" stands for lending pool.

(2) YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited.

(3) YGF MC Limited is wholly-owned by Mr. Ye.

(4) Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited.

(5) Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other.

(6) The Bank of New York Mellon Corporation was interested in (i) 116,173,346 Shares (long position) and 113,612,320 Shares (short position) held by The Bank of New York Mellon, which is wholly-owned by The Bank of New York Mellon Corporation; (ii) 80 Shares held by BNY Mellon, National Association, which is wholly-owned by The Bank of New York Mellon Corporation; and (iii) 1,695,515 Shares (lending pool). Among the 116,173,346 Shares held by The Bank of New York Mellon, 564,311 Shares were held by BNY Mellon Corporate Trustee Services Limited, which is wholly-owned by BNY International Financing Corporation, a wholly-owned subsidiary of The Bank of New York Mellon.

Among them, 80 Shares (long position) were held through physically settled listed derivatives, 113,612,320 Shares (short position) were held through physically settled unlisted derivatives, and 564,311 Shares (long position) were held through listed derivatives which are convertible instruments.

附註：

(1) 該計算乃基於2025年6月30日已發行的1,251,337,357股股份的總數而作出。字母「L」代表好倉，字母「S」代表淡倉及字母「P」代表可供借出的股份。

(2) YYY MC Limited由YYY Development Limited（一家依據英屬維爾京群島法律註冊成立的有限責任公司）全資擁有。YYY Development Limited的全部股份由TMF (Cayman) Ltd.代表YYY Trust持有。在該信託中，TMF (Cayman) Ltd.為受託人，楊女士及其家庭成員為受益人。楊女士身兼YYY Trust的委託人及保護人，並被視為YYY Trust的控制人。根據《證券及期貨條例》，楊女士被視為在YYY MC Limited持有本公司的所有權益中擁有權益。

(3) YGF MC Limited由葉先生全資擁有。

(4) Mini Investment Limited由YGF Development Limited（一家依據英屬維爾京群島法律註冊成立的有限責任公司）全資擁有。YGF Development Limited的全部股份由TMF (Cayman) Ltd.代表YGF Trust持有。在該信託中，TMF (Cayman) Ltd.為受託人，葉先生及其家庭成員為受益人。葉先生身兼YGF Trust的委託人及保護人，並被視為YGF Trust的控制人。根據《證券及期貨條例》，葉先生被視為在Mini Investment Limited持有本公司的所有權益中擁有權益。

(5) 葉先生及楊女士為配偶關係，因此被視為在對方持有的股權中擁有權益。

(6) The Bank of New York Mellon Corporation於以下股份中擁有權益：(i)由The Bank of New York Mellon所持有的116,173,346股股份（好倉）及113,612,320股股份（淡倉），該公司由The Bank of New York Mellon Corporation全資擁有；(ii)由BNY Mellon, National Association所持有的80股股份，該公司由The Bank of New York Mellon Corporation全資擁有；及(iii)1,695,515股股份（可供借出的股份）。於The Bank of New York Mellon所持有的116,173,346股股份中，564,311股股份由BNY Mellon Corporate Trustee Services Limited持有，該公司由BNY International Financing Corporation全資擁有，BNY International Financing Corporation為The Bank of New York Mellon的全資附屬公司。

其中，80股股份（好倉）以實物交收上市衍生工具持有，113,612,320股股份（淡倉）以實物交收非上市衍生工具持有，及564,311股股份（好倉）以可換股工具的上市衍生工具持有。

2025中期報告 名創優品 39

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(7) HSBC Holdings plc was interested in (i) 26,246,276 Shares (long position) and 12,052,835 Shares (short position) held by HSBC Bank plc, a wholly-owned subsidiary of HSBC Holdings plc; and (ii) 86,262,947 Shares (long position) and 79,003,947 Shares (short position) held by The Hongkong and Shanghai Banking Corporation Limited, which is wholly-owned by HSBC Asia Holdings Limited, a wholly-owned subsidiary of HSBC Holdings plc.

Among them, 55,042,693 Shares (long position) and 57,644,515 Shares (short position) were held through cash settled unlisted derivatives, 23,630,479 Shares (long position) and 10,372,399 Shares (short position) were held through physically settled unlisted derivatives, and 17,052,001 Shares (long position) were held through listed derivatives which are convertible instruments.

(8) UBS Group AG was interested in a total of 104,075,883 Shares (long position) and 104,268,150 Shares (short position). According to the disclosure of interest notice filed by UBS Group AG with a relevant event date of June 25, 2025, such Shares were held by UBS Group AG indirectly through its wholly-owned subsidiaries.

Among them, 50,399,705 Shares (long position) and 21,660,000 Shares (short position) were held through physically settled unlisted derivatives, and 9,511,602 Shares (long position) and 35,404,046 Shares (short position) were held through cash settled unlisted derivatives.

(9) Citigroup Inc. was interested in a total of 64,946,480 Shares (long position), 4,309,353 Shares (short position) and 60,420,323 Shares (lending pool). According to the disclosure of interest notice filed by Citigroup Inc., with a relevant event date of March 24, 2025, such Shares were held by Citigroup Inc. indirectly through its wholly-owned subsidiaries.

Among them, 40,507,076 Shares (long position) and 262,960 Shares (short position) were held through physically settled listed derivatives, 579,555 Shares (long position) were held through listed derivatives which are convertible instruments, 123,955 Shares (short position) were held through physically settled unlisted derivatives and 1,137,100 Shares (long position) and 170,600 Shares (short position) were held through cash settled unlisted derivatives.

(10) Pursuant to Section 336 of the SFO, if certain conditions are met, the Shareholders are required to submit a disclosure of interest notice. In the event of changes in the shareholding of the Shareholders in the Company, the Shareholders will not be required to notify the Company and the HKEX unless certain conditions are met. Therefore, the latest shareholding of the Shareholders in the Company may be different from the shareholding submitted to the HKEX.

(7) 滙豐控股有限公司於以下股份中擁有權益：(i)由HSBC Bank plc（滙豐控股有限公司的全資附屬公司）所持有的26,246,276股股份（好倉）及12,052,835股股份（淡倉）；及(ii)由香港上海滙豐銀行有限公司（由滙豐控股有限公司的全資附屬公司HSBC Asia Holdings Limited全資擁有）所持有的86,262,947股股份（好倉）及79,003,947股股份（淡倉）中擁有權益。

其中，55,042,693股股份（好倉）及57,644,515股股份（淡倉）以現金交收非上市衍生工具持有，23,630,479股股份（好倉）及10,372,399股股份（淡倉）以實物交收非上市衍生工具持有，及17,052,001股股份（好倉）以可換股工具的上市衍生工具持有。

(8) UBS Group AG於合共104,075,883股股份（好倉）及104,268,150股股份（淡倉）中擁有權益。根據UBS Group AG提交的日期為2025年6月25日的權益通知書披露，該等股份乃由UBS Group AG透過其全資附屬公司間接持有。

其中，50,399,705股股份（好倉）及21,660,000股股份（淡倉）以實物交收非上市衍生工具持有，及9,511,602股股份（好倉）及35,404,046股股份（淡倉）以現金交收非上市衍生工具持有。

(9) Citigroup Inc.於合共64,946,480股股份（好倉）、4,309,353股股份（淡倉）及60,420,323股股份（可供借出的股份）中擁有權益。根據Citigroup Inc.提交的日期為2025年3月24日的權益通知書披露，該等股份乃由Citigroup Inc.通過其全資附屬公司間接持有。

其中，40,507,076股股份（好倉）及262,960股股份（淡倉）以實物交收上市衍生工具持有，579,555股股份（好倉）以可換股工具的上市衍生工具持有，123,955股股份（淡倉）以實物交收非上市衍生工具持有，1,137,100股股份（好倉）及170,600股股份（淡倉）以現金交收非上市衍生工具持有。

(10) 根據《證券及期貨條例》第336條，倘符合若干條件，則股東須呈交權益披露通知書。倘股東於本公司的股權出現變動，除非符合若干條件，否則股東毋須知會本公司及聯交所，故股東於本公司的最新股權可能與呈交予聯交所的股權不同。

40 MINISO Interim Report 2025

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其他資料

Save as disclosed above, as at June 30, 2025, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the HKEX pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

除上文所披露者外，於2025年6月30日，除董事（其權益載於「董事及最高行政人員於本公司或其任何相聯法團的股份、相關股份及債權證中的權益和淡倉」一節）外，概無其他人士於股份及相關股份中擁有根據《證券及期貨條例》第XV部第2及第3分部須向本公司及聯交所披露的權益或淡倉，或記錄於本公司根據《證券及期貨條例》第336條須存置的登記冊的權益或淡倉。

2020 SHARE INCENTIVE PLAN

The 2020 Share Incentive Plan was first adopted by the Board in September 2020 and was further amended in June 2022, the amendments of which took effect upon the Listing. Since the Listing, the 2020 Share Incentive Plan was subject to Chapter 17 of the Listing Rules. The Company relies on the transitional arrangements provided for under the new Chapter 17 of the Listing Rules which became effective on January 1, 2023.

2020年股份激勵計劃

2020年股份激勵計劃於2020年9月首次獲董事會採納，並於2022年6月進一步修訂，修訂於上市後生效。自上市起，2020年股份激勵計劃受《上市規則》第17章規限。本公司倚賴《上市規則》新第17章（自2023年1月1日起生效）所規定的過渡安排。

Maximum number of Shares

The maximum aggregate number of Shares that may be issued is 147,301,128 Shares (the "**Scheme Mandate**") of which only up to 71,485,122 Shares may be issued pursuant to Awards granted in the form of Options.

As of January 1, 2025, Awards representing 4,812,885 Shares were available for grant under the 2020 Share Incentive Plan. During the Reporting Period, RSUs representing a total of 1,076,158 underlying Shares were granted to eligible participants pursuant to the 2020 Share Incentive Plan. As of June 30, 2025, Awards representing 3,873,361 Shares were available for grant under the 2020 Share Incentive Plan. As of January 1, 2025, 29,013,916 new Shares were available for issue under the Scheme Mandate. During the Reporting Period, 1,465,524 new Shares were issued pursuant to the 2020 Share Incentive Plan. As of June 30, 2025 and the Latest Practicable Date, 30,184,748 new Shares (representing approximately 2.5% of the weighted average number of Shares of the Company as of the Latest Practicable Date) were available for issue under the Scheme Mandate.

最大股份數目

可發行的股份最高總數為147,301,128股股份（「**計劃授權**」），其中僅有最多71,485,122股股份可根據以購股權形式授出的獎勵予以發行。

截至2025年1月1日，根據2020年股份激勵計劃可供授出4,812,885股股份的獎勵。於報告期，根據2020年股份激勵計劃已向合資格參與者授出合共1,076,158股相關股份的受限制股份單位。截至2025年6月30日，根據2020年股份激勵計劃可供授出3,873,361股股份的獎勵。截至2025年1月1日，根據計劃授權可供發行29,013,916股新股份。於報告期，根據2020年股份激勵計劃發行1,465,524股新股份。截至2025年6月30日及最後實際可行日期，根據計劃授權可供發行30,184,748股新股份（佔截至最後實際可行日期本公司加權平均股份數約2.5%）。

Outstanding Options, Restricted Shares and RSUs granted

Save for the Awards which were lapsed during the Reporting Period as disclosed below, there was no Award which was cancelled during the Reporting Period.

已授出發行在外購股權、受限制股份及受限制股份單位

除下文所披露於報告期已失效的獎勵外，於報告期概無獎勵已註銷。

2025中期報告 名創優品 41

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其他資料

The Company has not granted further Options under the 2020 Share Incentive Plan after the Listing Date. Details of the movements of the Options granted under the 2020 Share Incentive Plan during the Reporting Period are as follows:

本公司於上市日期後並無根據2020年股份激勵計劃進一步授予任何購股權。於報告期，根據2020年股份激勵計劃授予的購股權變動詳情如下：

Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Exercise period 行使期間	Exercise price 行使價	Number of Options outstanding as of January 1, 2025 截至2025年1月1日發行在外的購股權數目	Number of Options lapsed during the Reporting Period 於報告期已失效的購股權數目	Number of Options exercised during the Reporting Period 於報告期已行使的購股權數目	Number of Options outstanding as of June 30, 2025 截至2025年6月30日發行在外的購股權數目	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period 股份於報告期內緊接行使日期前的加權平均收市價
Director 董事									
Xu Lili	October 15, 2020	50% of the number of Shares shall become fully vested upon grant and 50% of the number of Shares shall become fully vested after 1 year of the date of grant	Maximum exercisable term is ten years from the date of grant	US$0.00 per Share	20,000	–	–	20,000	N/A
徐黎黎	2020年10月15日	股份數目的50%須於授予後完全歸屬及股份數目的50%須於授予日期一年後完全歸屬	自授予日期起計的最長可行使期限為十年	每股0.00美元					不適用
Other grantees (in aggregate)	January 16, 2020 and September 27, 2020	5 years	Maximum exercisable term is ten years from the date of grant	US$0.036 per Share	3,887,464	65,000	196,008	3,626,456	US$4.53
其他承授人(合計)	2020年1月16日及2020年9月27日	5年	自授予日期起計的最長可行使期限為十年	每股0.036美元					4.53美元
Total 合計					**3,907,464**	**65,000**	**196,008**	**3,646,456**	

42 MINISO Interim Report 2025

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其他資料

Details of the movements of the RSUs granted under the 2020 Share Incentive Plan which will be satisfied by issuing new Shares during the Reporting Period are as follows:

於報告期，根據2020年股份激勵計劃授予的受限制股份單位（將以發行新股份方式結算）變動詳情如下：

Category of grantee 承授人類別	Date of grant 授予日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 表現目標	Closing price of Shares immediately before the date of grant 股份於緊接授予日期前的收市價	Fair value of RSUs at the date of grant 受限制股份單位於授予日期的公允價值	Number of RSUs outstanding as at January 1, 2025 截至2025年1月1日發行在外的受限制股份單位數目	Number of RSUs granted during the Reporting Period 於報告期授出的受限制股份單位數目	Number of RSUs lapsed during the Reporting Period 於報告期已失效的受限制股份單位數目	Number of RSUs vested during the Reporting Period 於報告期已歸屬的受限制股份單位數目	Number of RSUs outstanding as at June 30, 2025 截至2025年6月30日發行在外的受限制股份單位數目	Weighted average closing price of the Share immediately before the date of vesting 股份於緊接歸屬日期前的加權平均收市價
Employee participants (in aggregate)	March 20, 2024	5 years with 10%, 10%, 15%, 20% and 45% of Shares vested on the the first to fifth anniversary of the date of grant, respectively	US$0.00001 per Share	Conditional upon the fulfillment of appraisal targets during the vesting period	US$5.17	US$4.26	19,513,528	-	1,152,238	1,463,632	16,897,658	US$5.45
僱員參與者（合計）	2024年3月20日	5年期，10%、10%、15%、20%及45%股份自授出日期第一至第五週年分別歸屬	每股0.00001美元	待歸屬期內考核目標達成後	5.17美元	4.26美元						5.45美元
Total 合計							**19,513,528**	**-**	**1,152,238**	**1,463,632**	**16,897,658**	

The Company has not granted further Restricted Shares under the 2020 Share Incentive Plan after the Listing Date. As of June 30, 2025, there were no Restricted Shares outstanding under the 2020 Share Incentive Plan.

本公司於上市日期後並未根據2020年股份激勵計劃進一步授出任何受限制股份。截至2025年6月30日，2020年股權激勵計劃下並無發行在外的受限制股份。

Further details of the 2020 Share Incentive Plan (including the accounting standard and policy adopted for assessing the fair value of the share awards) are set out in Note 21 to the unaudited interim financial report.

有關2020年股份激勵計劃的進一步詳情（包括為評估股份獎勵的公允價值而採納的會計準則及政策）載於未經審計中期財務報告附註21。

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended June 30, 2025, the Company repurchased a total of 8,167,600 Shares at an aggregate consideration (including all the relevant expenses) of HK$262.7 million on the HKEX and a total of 824,961 ADSs at an aggregate consideration (including all the relevant expenses) of US$14.1 million on the NYSE. As of the date of this interim report, the repurchased Shares and ADSs have not yet been fully cancelled, and would not receive any interim dividend.

購買、出售或贖回本公司的上市證券

於截至2025年6月30日止六個月，本公司於聯交所以總對價（包含所有相關開支）262.7百萬港元購回共計8,167,600股股份及於紐交所以總對價（包含所有相關開支）14.1百萬美元購回了共計824,961股美國存託股。截至本中期報告日期，已購回的股份和美國存託股尚未全部註銷，並不會獲派任何中期股息。

2025中期報告 名創優品 43

Other Information
其他資料

Particulars of the repurchases made by us during the six months ended June 30, 2025 are as follows:

我們於截至2025年6月30日止六個月作出的購回詳情如下：

HKEX

聯交所

Trading Month 交易月份	No. of Shares repurchased 購回股份數目	Price paid per Share 就每股股份支付的價格 Highest price (HK$) 最高價 (港元)	Price paid per Share 就每股股份支付的價格 Lowest price (HK$) 最低價 (港元)	Aggregate consideration paid (including all the relevant expenses) (HK$'000) 已付總對價（包含所有相關開支）（千港元）
March 2025 2025年3月	1,266,600	38.00	34.85	47,037
April 2025 2025年4月	5,163,200	38.00	27.05	154,897
May 2025 2025年5月	554,600	38.00	33.10	19,421
June 2025 2025年6月	1,183,200	36.90	32.75	41,322

NYSE

紐交所

Trading Month 交易月份	No. of Shares repurchased 購回股份數目	Price paid per Share 就每股股份支付的價格 Highest price (US$) 最高價 (美元)	Price paid per Share 就每股股份支付的價格 Lowest price (US$) 最低價 (美元)	Aggregate consideration paid (including all the relevant expenses) (US$'000) 已付總對價（包含所有相關開支）（千美元）
March 2025 2025年3月	52,600	4.63	4.59	242
April 2025 2025年4月	1,621,224	4.88	3.51	6,613
May 2025 2025年5月	585,652	4.71	4.19	2,625
June 2025 2025年6月	1,040,368	4.73	4.20	4,666

44 MINISO Interim Report 2025

2025中期報告 名創優品 45 Other Information 其他資料 除上文所披露者外，於截至2025年6月30日止六 個月，本公司或其任何附屬公司概無購買、出售或 贖回本公司於聯交所或紐交所上市的任何證券。截 至2025年6月30日，本公司並無持有任何庫存股份 （定義見《上市規則》）。 董事及高級管理層變動 根據《上市規則》第13.51B(1)條須披露的董事資料並 無任何變動。 中期股息 於2025年3月21日，董事會批准派發末期現金股 息，金額為每股美國存託股0.3268美元或每股股 份0.0817美元，已於2025年4月17日向股份持有 人及於2025年4月23日向美國存託股持有人派付。 支付的現金股息總額約為101.3百萬美元（按人民 幣7.1760元兌1.0000美元的匯率計算，為人民幣 726.9百萬元）。 於2025年8月21日，董事會批准向紐約時間及北 京╱香港時間2025年9月5日營業結束時登記在冊 的美國存託股及股份持有人派發中期現金股息，金 額為每股美國存託股0.2896美元或每股股份0.0724 美元。香港股份持有人的除息日為2025年9月4日； 美國存託股持有人的除息日為2025年9月5日。股 份持有人的派付日期為2025年9月16日，而美國存 託股持有人的派付日期預計為2025年9月19日前 後。支付的現金股息總額約為89.3百萬美元（按人 民幣7.1636元兌1.0000美元的匯率計算，為人民幣 639.5百萬元），約佔本公司截至2025年6月30日止 六個月經調整淨利潤的50%，並由資本公積以現金 的方式支付。 Save as disclosed above, neither our Company nor any of our subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the HKEX or on the NYSE during the six months ended June 30, 2025. Our Company did not hold any treasury Shares (as defined under the Listing Rules) as of June 30, 2025. Changes in Directors and Senior Management There has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. Interim Dividend On March 21, 2025, the Board approved the distribution of a final cash dividend in the amount of US$0.3268 per ADS or US$0.0817 per Share, which has been paid on April 17, 2025 for holders of Shares and April 23, 2025 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$101.3 million (RMB726.9 million at an exchange rate of RMB7.1760 to US$1.0000). On August 21, 2025, the Board approved the distribution of an interim cash dividend in the amount of US$0.2896 per ADS or US$0.0724 per Share, to holders of ADSs and Shares of record as of the close of business on September 5, 2025, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date for holders of Shares in Hong Kong was September 4, 2025; and the ex-dividend date for holders of ADSs was September 5, 2025. The payment date was on September 16, 2025 for holders of Shares and around September 19, 2025 for holders of ADSs. The aggregate amount of cash dividend was approximately US$89.3 million (RMB639.5 million at an exchange rate of RMB7.1636 to US$1.0000), which was approximately 50% of our adjusted net profit for the six months ended June 30, 2025 and was distributed from additional paid-in capital and settled by a cash distribution.

46 MINISO Interim Report 2025 Other Information 其他資料 全球發售所得款項用途 於2022年7月13日，股份於主板上市。全球發售所 得款項淨額為482.1百萬港元。截至2024年12月31 日，我們已如預期於其股份在聯交所上市後48個月 內根據該等擬定用途悉數動用所得款項淨額。 重大訴訟 除本中期報告所披露者外，於報告期，本公司並無 涉及任何重大訴訟或仲裁。於報告期，董事並不知 悉任何待決或對本集團構成威脅的任何重大訴訟或 索賠。 批核中期報告 於2025年9月19日，董事會已批核及授權發佈本集 團截至2025年6月30日止六個月之中期報告。 USE OF PROCEEDS FROM THE GLOBAL OFFERING On July 13, 2022, the Shares were listed on the Main Board. The net proceeds from the Global Offering were HK$482.1 million. As of December 31, 2024, we have fully utilized the net proceeds in accordance with such intended purposes within 48 months from the listing of its Shares on the HKEX as expected. Material Litigation Save as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period. Approval of Interim Report The interim report of the Group for the six months ended June 30, 2025 was approved and authorised for issue by the Board on September 19, 2025.

2025中期報告 名創優品 47 Independent Review Report 獨立審閱報告 To the board of directors of MINISO Group Holding Limited (Incorporated in the Cayman Islands with limited liability) INTRODUCTION We have reviewed the interim financial report set out on pages 49 to 101, which comprises the condensed consolidated statement of financial position of MINISO Group Holding Limited (the “Company”) and its subsidiaries (the “Group”) as at June 30, 2025 and the related condensed consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (the “IASB”). The directors of the Company are responsible for the preparation and presentation of this interim financial report in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial report based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity as issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). A review of interim financial report consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. 致名創優品集團控股有限公司董事會 （於開曼群島註冊成立的有限責任公司） 緒言 我們已審閱了列載於第49頁到101頁的中期財務報 告，其包括名創優品集團控股有限公司（「貴公司」） 及其附屬公司（「貴集團」）於2025年6月30日的簡明 綜合財務狀況表及截止該日止六個月期間的相關簡 明綜合損益表、綜合損益及其他全面收益表、權益 變動表及現金流量表以及附註解釋。《香港聯合交易 所有限公司證券上市規則》要求中期財務報告的編製 必須符合其相關規定及國際會計準則理事會（「國際 會計準則理事會」）頒佈的《國際會計準則第34號－ 中期財務報告》（「國際會計準則第34號」）。　貴公司 董事須負責根據國際會計準則第34號編製及列報中 期財務報告。我們的責任是根據我們的審閱對本中 期財務報告作出結論。我們按照雙方所協議的委聘 條款，僅向全體董事報告。除此以外，我們的報告 不可用作其他用途。我們概不就本報告的內容對任 何其他人士負責或承擔責任。 審閱範圍 我們已根據香港會計師公會（「香港會計師公會」）頒 佈的《香港審閱準則第2410號－實體的獨立核數師 對中期財務資料的審閱》進行審閱。中期財務報告審 閱工作包括主要向負責財務會計事項的人員作出查 詢，並執行分析和其他審閱程序。由於審閱的範圍 遠較按照《香港審計準則》進行的審計範圍為小，所 以不能保證我們會注意到在審計中可能會被發現的 所有重大事項。因此，我們不會發表任何審計意見。

48 MINISO Interim Report 2025 Independent Review Report 獨立審閱報告 結論 根據我們的審閱工作，我們並未注意到任何事項， 使我們相信中期財務報告在所有重大方面沒有按照 《國際會計準則第34號》的規定編製。 安永會計師事務所 執業會計師 香港 2025年8月21日 CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial report is not prepared, in all material respects, in accordance with IAS 34. Ernst & Young Certified Public Accountants Hong Kong August 21, 2025

2025中期報告 名創優品 49 (Expressed in thousands of Renminbi, except for per share data) （以人民幣千元呈列， 除每股數據外） Unaudited Consolidated Statement of Profit or Loss 未經審計綜合損益表 For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 Notes 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 Revenue 收入 4 7,758,743 9,393,112 Cost of sales 銷售成本 5 (4,368,957) (5,236,194) Gross profit 毛利 3,389,786 4,156,918 Other income 其他收入 12,698 5,370 Selling and distribution expenses 銷售及分銷開支 5 (1,522,088) (2,181,022) General and administrative expenses 一般及行政開支 5 (418,573) (503,656) Other net income 其他淨收入 6 41,696 98,239 Credit loss on trade and other receivables 貿易及其他應收款項信貸虧損 (3,606) (13,450) Impairment loss on non-current assets 非流動資產減值虧損 (5,104) (16,450) Operating profit 經營利潤 1,494,809 1,545,949 Finance income 財務收入 74,606 65,836 Finance costs 財務成本 (40,595) (194,236) Net finance income/(costs) 財務收入╱（成本）淨額 7 34,011 (128,400) Share of profit/(loss) of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的收益╱（虧損），稅後淨額 301 (138,946) Other expenses 其他開支 – (84,412) Profit before taxation 稅前利潤 1,529,121 1,194,191 Income tax expense 所得稅開支 8 (351,742) (288,201) Profit for the period 期內利潤 1,177,379 905,990 Attributable to: 以下人士應佔： Equity shareholders of the Company 本公司權益股東 1,170,102 906,030 Non-controlling interests 非控股權益 7,277 (40) Profit for the period 期內利潤 1,177,379 905,990 Earnings per share 每股盈利 Basic earnings per share (RMB) 每股基本盈利（人民幣元） 9 0.94 0.74 Diluted earnings per share (RMB) 每股攤薄盈利（人民幣元） 9 0.94 0.73 The notes on pages 56 to 101 form part of this interim financial report. Details of dividends payable to equity shareholders of the Company are set out in Note 20(c). 第56頁至101頁的附註為本中期財務報告的一部 分。應付本公司權益股東股息的詳情載於附註 20(c)。

50 MINISO Interim Report 2025 (Expressed in thousands of Renminbi) （以人民幣千元呈列） Unaudited Consolidated Statement of Prot or Loss and Other Comprehensive Income 未經審計綜合損益及其他全面收益表 For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Profit for the period 期內利潤 1,177,379 905,990 Items that may be reclassified subsequently to profit or loss: 隨後可能重新分類至損益的項目： Exchange differences on translation of financial statements of foreign operations 換算海外業務財務報表的匯兌差額 6,845 11,675 Other comprehensive income for the period 期內其他全面收益 6,845 11,675 Total comprehensive income for the period 期內全面收益總額 1,184,224 917,665 Attributable to: 以下人士應佔： Equity shareholders of the Company 本公司權益股東 1,178,043 917,401 Non-controlling interests 非控股權益 6,181 264 Total comprehensive income for the period 期內全面收益總額 1,184,224 917,665 The notes on pages 56 to 101 form part of this interim financial report. 第56頁至101頁的附註為本中期財務報告的一部分。

2025中期報告 名創優品 51 (Expressed in thousands of Renminbi) （以人民幣千元呈列） Unaudited Consolidated Statement of Financial Position 未經審計綜合財務狀況表 As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 Notes 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 ASSETS 資產 Non-current assets 非流動資產 Property, plant and equipment 物業、廠房及設備 10 1,436,939 1,702,062 Right-of-use assets 使用權資產 11 4,172,083 4,635,139 Intangible assets 無形資產 8,802 7,545 Goodwill 商譽 21,418 46,030 Deferred tax assets 遞延稅項資產 181,948 217,963 Other investments 其他投資 12 123,399 122,570 Trade and other receivables 貿易及其他應收款項 14 341,288 212,750 Term deposits 定期存款 140,183 – Financial derivative assets 金融衍生資產 22 – 799,751 Interests in equity-accounted investees 以權益法入賬的被投資公司的權益 16 38,567 6,171,304 6,464,627 13,915,114 Current assets 流動資產 Other investments 其他投資 12 100,000 – Inventories 存貨 13 2,750,389 2,836,348 Trade and other receivables 貿易及其他應收款項 14 2,207,013 2,430,263 Cash and cash equivalents 現金及現金等價物 15 6,328,121 7,115,183 Restricted cash 受限制現金 1,026 5,527 Term deposits 定期存款 268,952 345,353 11,655,501 12,732,674 Total assets 資產總值 18,120,128 26,647,788

52 MINISO Interim Report 2025 (Expressed in thousands of Renminbi) （以人民幣千元呈列） Unaudited Consolidated Statement of Financial Position 未經審計綜合財務狀況表 As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 Notes 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 EQUITY 權益 Share capital 股本 20(a) 94 94 Additional paid-in capital 資本公積 4,683,577 3,956,803 Other reserves 其他儲備 1,329,126 1,687,003 Retained earnings 留存收益 4,302,177 5,208,207 Equity attributable to equity shareholders of the Company 本公司權益股東應佔權益 10,314,974 10,852,107 Non-controlling interests 非控股權益 40,548 46,812 Total equity 權益總額 10,355,522 10,898,919 LIABILITIES 負債 Non-current liabilities 非流動負債 Contract liabilities 合約負債 4 35,145 27,758 Loans and borrowings 貸款及借款 17 4,310 5,589,413 Other payables 其他應付款項 18 59,842 73,586 Lease liabilities 租賃負債 19 1,903,137 2,177,289 Financial derivative liabilities 金融衍生負債 22 – 1,230,927 Deferred income 遞延收益 34,983 34,501 2,037,417 9,133,474 Current liabilities 流動負債 Contract liabilities 合約負債 4 323,292 290,706 Loans and borrowings 貸款及借款 17 566,955 1,707,170 Trade and other payables 貿易及其他應付款項 18 3,943,988 3,561,523 Lease liabilities 租賃負債 19 635,357 883,423 Deferred income 遞延收益 5,376 2,024 Current taxation 即期稅項 252,221 170,549 5,727,189 6,615,395 Total liabilities 負債總額 7,764,606 15,748,869 Total equity and liabilities 權益及負債總額 18,120,128 26,647,788 The notes on pages 56 to 101 form part of this interim financial report. 第56頁至101頁的附註為本中期財務報告的一部分。

Unaudited Consolidated Statement of Changes in Equity
未經審計綜合權益變動表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Notes 附註	Share capital 股本 RMB'000 人民幣千元	Additional paid-in capital 資本公積 RMB'000 人民幣千元	Merger reserve 合併儲備 RMB'000 人民幣千元	Treasury shares 庫存股份 RMB'000 人民幣千元	Call option on equity 權益看漲期權 RMB'000 人民幣千元	Share-based payment reserve 以股份為基礎的付款儲備 RMB'000 人民幣千元	Translation reserve 匯兌儲備 RMB'000 人民幣千元	PRC statutory reserve 中國法定公積金 RMB'000 人民幣千元	Retained earnings 留存收益 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元	Non-controlling interests 非控股權益 RMB'000 人民幣千元	Total equity 權益總額 RMB'000 人民幣千元
		Attributable to equity shareholders of the Company 歸屬於本公司的權益股東											
Balance at January 1, 2024 於2024年1月1日的結餘		95	6,331,375	117,912	(157,610)	-	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217
Changes in equity for the six months ended June 30, 2024 截至2024年6月30日止六個月的權益變動													
Profit for the period 期內利潤		-	-	-	-	-	-	-	-	1,170,102	1,170,102	7,277	1,177,379
Other comprehensive income for the period 期內其他全面收益		-	-	-	-	-	-	7,941	-	-	7,941	(1,096)	6,845
Total comprehensive income for the period 期內全面收益總額		-	-	-	-	-	-	7,941	-	1,170,102	1,178,043	6,181	1,184,224
Dividend declared and paid to equity shareholders of the Company 已宣派並支付予本公司權益股東的股息	20(c)	-	(643,176)	-	-	-	-	-	-	-	(643,176)	-	(643,176)
Dividend declared and paid to non-controlling interests 已宣派並支付予非控股權益的股息		-	-	-	-	-	-	-	-	-	-	(1,612)	(1,612)
Exercise of share options and subscription of restricted share units 行使購股權及認購受限制股份單位	21	-*	468	-	-	-	-	-	-	-	468	-	468
Repurchase of shares 回購股份	20(b)	-	-	-	(70,847)	-	-	-	-	-	(70,847)	-	(70,847)
Cancellation of shares 註銷股份	20(b)	-*	(144,407)	-	144,407	-	-	-	-	-	-	-	-
Equity settled share-based transactions 以權益結算的股份支付交易	21	-	-	-	-	-	64,507	-	-	-	64,507	-	64,507
Acquisition of non-controlling interests 非控股權益收購		-	(415)	-	-	-	-	-	-	-	(415)	415	-
Balance at June 30, 2024 於2024年6月30日的結餘		95	5,543,845	117,912	(84,050)	-	1,024,413	31,702	170,599	2,892,259	9,696,775	28,006	9,724,781

* The amount was less than RMB1,000.

* 金額少於人民幣1,000元。

2025中期報告 名創優品 53

Unaudited Consolidated Statement of Changes in Equity
未經審計綜合權益變動表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

		Attributable to equity shareholders of the Company 歸屬於本公司的權益股東											
	Notes 附註	Share capital 股本 RMB'000 人民幣千元	Additional paid-in capital 資本公積 RMB'000 人民幣千元	Merger reserve 合併儲備 RMB'000 人民幣千元	Treasury shares 庫存股份 RMB'000 人民幣千元	Call option on equity 權益看漲期權 RMB'000 人民幣千元	Share-based payment reserve 以股份為基礎的付款儲備 RMB'000 人民幣千元	Translation reserve 匯兌儲備 RMB'000 人民幣千元	PRC statutory reserve 中國法定公積金 RMB'000 人民幣千元	Retained earnings 留存收益 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元	Non-controlling interests 非控股權益 RMB'000 人民幣千元	Total equity 權益總額 RMB'000 人民幣千元
Balance at January 1, 2025 於2025年1月1日的結餘		94	4,683,577	117,912	(84,049)	-	1,045,090	42,034	208,139	4,302,177	10,314,974	40,548	10,355,522
Changes in equity for the six months ended June 30, 2025 截至2025年6月30日止六個月的權益變動													
Profit for the period 期內利潤		-	-	-	-	-	-	-	-	906,030	906,030	(40)	905,990
Other comprehensive income for the period 期內其他全面收益		-	-	-	-	-	-	11,371	-	-	11,371	304	11,675
Total comprehensive income for the period 期內全面收益總額		-	-	-	-	-	-	11,371	-	906,030	917,401	264	917,665
Dividend declared and paid to equity shareholders of the Company 已宣派並支付予本公司權益股東的股息	20(c)	-	(726,875)	-	-	-	-	-	-	-	(726,875)	-	(726,875)
Repurchase of shares 回購股份	20(b)	-	-	-	(344,490)	-	-	-	-	-	(344,490)	-	(344,490)
Equity settled share-based transactions 以權益結算的股份支付交易	21	-	-	-	-	-	40,586	-	-	-	40,586	-	40,586
Issuance of shares in respect of vesting of restricted share units 就歸屬受限制股份單位發行股份	20(a)	-*	-	-	-	-	-	-	-	-	-*	-	-*
Exercise of share options and subscription of restricted share units 行使購股權及認購受限制股份單位	21	-*	101	-	-	-	-	-	-	-	101	-	101
Recognition of upper strike warrants 確認上限認購權證	22	-	-	-	-	650,711	-	-	-	-	650,711	-	650,711
Capital contribution from non-controlling interests 非控股權益出資		-	-	-	-	-	-	-	-	-	-	6,000	6,000
Deregistration of a subsidiary 一家附屬公司的註銷		-	-	-	-	-	-	-	(301)	-	(301)	-	(301)
Balance at June 30, 2025 於2025年6月30日的結餘		94	3,956,803	117,912	(428,539)	650,711	1,085,676	53,405	207,838	5,208,207	10,852,107	46,812	10,898,919

* The amount was less than RMB1,000.

* 金額少於人民幣1,000元。

The notes on pages 56 to 101 form part of this interim financial report.

第56頁至101頁的附註為本中期財務報告的一部分。

54 MINISO Interim Report 2025

2025中期報告 名創優品 55 (Expressed in thousands of Renminbi) （以人民幣千元呈列） Unaudited Consolidated Statement of Cash Flows 未經審計綜合現金流量表 For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 Notes 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 Cash flows from operating activities 經營活動所得現金流 Cash generated from operations 經營所得現金 1,649,204 1,375,599 Income tax paid 已付所得稅 (355,448) (361,376) Net cash from operating activities 經營活動所得現金淨額 1,293,756 1,014,223 Cash flows from investing activities 投資活動所得現金流 Payment for purchases of property, plant, equipment and intangible assets 購買物業、廠房及設備以及無形資產的付款 (302,784) (434,774) Proceeds from disposal of property, plant and equipment and intangible assets 處置物業、廠房及設備以及無形資產所得款項 3,166 18,301 Payment for purchases of other investments 購買其他投資的付款 (4,176,438) (4,934,017) Proceeds from disposal of other investments 處置其他投資所得款項 4,077,046 5,039,690 Placement of term deposits 存入定期存款 (256,855) (84,028) Maturity of term deposits 提取定期存款 181,299 151,814 Interest income 利息收入 68,249 62,538 Investment income from other investments 其他投資的投資收益 18,360 44,007 Acquisition of a subsidiary 收購一家附屬公司 – 4,323 Payments for investments in equity-accounted investees 以權益法入賬的被投資公司的投資付款 – (6,277,893) Net cash used in investing activities 投資活動所用現金淨額 (387,957) (6,410,039) Cash flows from financing activities 融資活動所得現金流 Proceeds from subscription of restricted share units and exercise of share options 認購受限制股份單位及行使購股權所得款項 468 101 Proceeds from loans and borrowings 貸款及借款的所得款項 – 4,354,718 Repayment of loans and borrowings 償還貸款及借款 – (43,467) Payment of capital element and interest element of lease liabilities 支付租賃負債的資本部分和利息部分 (414,592) (395,762) Payment for repurchase of shares 回購股份款項 (36,914) (303,091) Dividends paid to equity shareholders of the Company 支付予本公司權益股東的股息 20(c) (643,176) (726,875) Dividends paid to non-controlling interests 支付予非控股權益的股息 (1,612) – Payment for purchases of options 購買購股權的付款 – (1,207,782) Proceeds from issue of options 發行購股權所得款項 – 650,711 Proceeds from issue of the Equity Linked Securities, net of issuance costs 發行股票掛鈎證券所得款項，扣除發行成本 – 3,842,864 Capital injection from non-controlling interests 非控股權益注資 – 6,000 Net cash (used in)/from financing activities 融資活動（所用）╱所得現金淨額 (1,095,826) 6,177,417 Net (decrease)/increase in cash and cash equivalents 現金及現金等價物（減少）╱增加淨額 (190,027) 781,601 Cash and cash equivalents at the beginning of the period 期初現金及現金等價物 6,415,441 6,328,121 Effect of movements in exchange rates on cash held 匯率變動對所持現金的影響 1,318 5,461 Cash and cash equivalents at the end of the period 期末現金及現金等價物 15 6,226,732 7,115,183 The notes on pages 56 to 101 form part of this interim financial report. 第56頁至101頁的附註為本中期財務報告的一部分。

56 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 1 BASIS OF PREPARATION This interim financial report for the six months ended June 30, 2025 has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorized for issue on August 21, 2025. The interim financial report has been prepared in accordance with the same accounting policies adopted in the consolidated financial statements for the year ended December 31, 2024, except for the accounting policy changes that are expected to be reflected in the 2025 annual financial statements. Details of any changes in accounting policies are set out in Note 2. The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended December 31, 2024. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRS Accounting Standards. The interim financial report is unaudited, but has been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. Ernst & Young’s independent review report to the board of directors is included on pages 47 to 48. 1 編製基準 截至2025年6月30日止六個月，本中期財務 報告乃根據《香港聯合交易所有限公司（「香港 聯交所」）證券上市規則》之適用披露規定，包 括遵守由國際會計準則理事會（「國際會計準則 理事會」）頒佈之《國際會計準則》（「國際會計 準則」）第34號「中期財務報告」而編製。其於 2025年8月21日獲授權刊發。 中期財務報告乃根據截至2024年12月31日止 年度的綜合財務報表中所採納的相同會計政策 編製，惟預計將於2025年年度財務報表反映 的會計政策變動除外。會計政策變動的詳情載 於附註2。 編製符合《國際會計準則》第34號的中期財務 報告要求管理層作出判斷、估計及假設，而該 等判斷、估計及假設會影響政策的應用及所呈 報資產及負債、年內截至目前為止的收入及 開支的金額。實際結果可能與該等估計有所不 同。 中期財務報告包括簡明綜合財務報表及部分解 釋附註，解釋附註包括對了解本集團自截至 2024年12月31日止年度的綜合財務報表以來 的財務狀況及表現變動而言屬重要的事件及交 易的解釋。簡明綜合中期財務報表及當中附註 並不包括根據《國際財務報告會計準則》編製 完整財務報表所需的所有資料。 中期財務報告未經審核，惟安永會計師事務所 已根據香港會計師公會頒佈的香港審閱工作準 則第2410號「實體獨立核數師對中期財務資料 的審閱」進行審閱。安永會計師事務所致董事 會的獨立審閱報告載於第47至48頁。

2025中期報告 名創優品 57 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 2 會計政策變動及披露 編製中期財務報告所採用的會計政策與編製本 集團截至2024年12月31日止年度的年度綜合 財務報表所採用者一致，惟就本期財務資料 首次採納以下經修訂的《國際財務報告會計準 則》除外。 • 國際會計準則第21號（修訂本），缺乏可 兌換性 經修訂的準則對該等財務報表並無重大財務影 響。 3 分部報告 本集團按分部管理業務，分部按品牌以及地 理位置混合組織。按照與內部向本集團最高 行政管理層匯報信息以進行資源分配及績效 評估的方式，於2025年1月1日，本集團更改 其分部披露，以將名創優品品牌劃分為名創優 品品牌－中國內地及名創優品品牌－海外。 因此，截至2024年及2025年6月30日止六個 月，本集團呈列三個可呈報分部，即名創優 品品牌－中國內地、名創優品品牌－海外及 TOP TOY品牌。本集團追溯修訂前期分部資 料，以符合當期呈列。 可呈報分部 業務 名創優品品牌－中國內地 生活家居產品的設計、購 買及銷售 名創優品品牌－海外 生活家居產品的設計、購 買及銷售 TOP TOY品牌 潮流玩具的設計、購買及 銷售 2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES The accounting policies adopted in the preparation of the interim financial report are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of the following amended IFRS Accounting Standard for the first time for the current period’s financial information. • Amendments to IAS 21, Lack of Exchangeability The revised standards have had no significant financial effect on these financial statements. 3 SEGMENT REPORTING The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment. On January 1, 2025, the Group changed its segment disclosure to separate MINISO brand into MINISO brand – Mainland China and MINISO brand – Overseas. As a result, the Group has presented three reportable segments of MINISO brand-Mainland China, MINISO brand-Overseas and TOP TOY brand for the six months ended June 30, 2024 and 2025. The Group retrospectively revised prior period segment information to conform to current period presentation. Reportable segments Operations MINISO brand – Mainland China Design, buying and sale of lifestyle products MINISO brand – Overseas Design, buying and sale of lifestyle products TOP TOY brand Design, buying and sale of pop toys

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外， 以人民幣千元呈列）

3 SEGMENT REPORTING (continued)

(i) Segment results and other material items

Information related to each reportable segment is set out below. Segment profit before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

3 分部報告（續）

(i) 分部業績及其他重大項目

各可呈報分部的相關資料載列如下。稅前分部利潤用於計量業績，原因是管理層認為此信息與評估各分部業績最為相關。

	For the six months ended June 30, 2024 截至2024年6月30日止六個月					
	MINISO brand 名創優品品牌					
	Mainland China 中國內地	Overseas 海外	Sub-total 小計	TOP TOY brand TOP TOY 品牌	Unallocated amounts 未分配金額	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
External revenue 外部收入	4,592,799	2,731,866	7,324,665	428,920	5,158	7,758,743
Intersegment revenue 分部間收入	1,391,138	1,624	1,392,762	5,648	278,467	1,676,877
Segment revenue 分部收入	5,983,937	2,733,490	8,717,427	434,568	283,625	9,435,620
Elimination of intersegment revenue 分部間收入抵銷						(1,676,877)
Consolidated revenue 合併收入						7,758,743
Operating profit 經營利潤	939,584	526,810	1,466,394	34,119	(5,704)	1,494,809
Finance income 財務收入	38,352	33,590	71,942	702	1,962	74,606
Finance costs 財務成本	(10,776)	(27,567)	(38,343)	(2,252)	–	(40,595)
Share of profit/(loss) of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的利潤／(虧損)，稅後淨額	–	301	301	–	–	301
Profit before taxation 稅前利潤	967,160	533,134	1,500,294	32,569	(3,742)	1,529,121
Income tax expense 所得稅開支						(351,742)
Profit for the period 期內利潤						1,177,379
Other material items 其他重大項目						
Depreciation and amortization 折舊及攤銷	(94,323)	(198,479)	(292,802)	(33,053)	(7,276)	(333,131)
Credit loss on trade and other receivables 貿易及其他應收款項信貸虧損	(3,247)	92	(3,155)	(432)	(19)	(3,606)
Impairment loss on non-current assets 非流動資產減值虧損	–	(3,752)	(3,752)	(1,352)	–	(5,104)
Additions to non-current assets during the period* 期內非流動資產增加額*	136,777	1,176,388	1,313,165	58,473	111,119	1,482,757

58 MINISO Interim Report 2025

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別說明外， 以人民幣千元呈列)

3 SEGMENT REPORTING (continued) 3 分部報告（續）

(i) Segment results and other material items (continued) (i) 分部業績及其他重大項目（續）

	For the six months ended June 30, 2025 截至2025年6月30日止六個月					
	MINISO brand 名創優品品牌					
	Mainland China 中國內地	Overseas 海外	Sub-total 小計	TOP TOY brand TOP TOY品牌	Unallocated amounts 未分配金額	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
External revenue 外部收入	5,114,987	3,534,017	8,649,004	742,058	2,050	9,393,112
Intersegment revenue 分部間收入	1,442,983	2,683	1,445,666	22,986	226,329	1,694,981
Segment revenue 分部收入	6,557,970	3,536,700	10,094,670	765,044	228,379	11,088,093
Elimination of intersegment revenue 分部間收入抵銷						(1,694,981)
Consolidated revenue 合併收入						9,393,112
Operating profit 經營利潤	927,721	583,991	1,511,712	51,027	(16,790)	1,545,949
Finance income 財務收入	49,352	14,472	63,824	532	1,480	65,836
Finance costs 財務成本	(15,391)	(46,383)	(61,774)	(4,092)	(128,370)	(194,236)
Other expenses 其他開支	-	-	-	-	(84,412)	(84,412)
Share of profit/(loss) of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的利潤／(虧損)，稅後淨額	-	(19,611)	(19,611)	-	(119,335)	(138,946)
Profit before taxation 稅前利潤	961,682	532,469	1,494,151	47,467	(347,427)	1,194,191
Income tax expense 所得稅開支						(288,201)
Profit for the period 期內利潤						905,990
Other material items 其他重大項目						
Depreciation and amortization 折舊及攤銷	(128,713)	(344,443)	(473,156)	(64,988)	(15,872)	(554,016)
Credit loss on trade and other receivables 貿易及其他應收款項信貸虧損	(10,231)	(2,618)	(12,849)	(601)	-	(13,450)
Impairment loss on non-current assets 非流動資產減值虧損	(204)	(16,246)	(16,450)	-	-	(16,450)
Additions to non-current assets during the period* 期內非流動資產增加額*	317,345	762,393	1,079,738	220,875	155,079	1,455,692

Note:

* The additions to non-current assets include additions to property, plant and equipment, right-of-use assets and intangible assets.

附註：

* 非流動資產的增加包括物業、廠房及設備、使用權資產及無形資產的增加額。

2025中期報告 名創優品 59

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外， 以人民幣千元呈列）

3 SEGMENT REPORTING (continued)

(ii) Segment assets and liabilities

3 分部報告（續）

(ii) 分部資產及負債

	As at December 31, 2024 於2024年12月31日					
	MINISO brand 名創優品品牌					
	Mainland China 中國內地	Overseas 海外	Sub-total 小計	TOP TOY brand TOP TOY 品牌	Unallocated amounts 未分配金額	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Segment assets 分部資產	6,540,003	5,575,856	12,115,859	939,552	–	13,055,411
Assets relating to construction of headquarters building 總部大樓建設相關資產	–	–	–	–	2,275,477	2,275,477
Assets relating to an investment holding company 投資控股公司相關資產	–	–	–	–	2,508,145	2,508,145
Apartments for use as staff quarters 用作員工宿舍的公寓	–	–	–	–	229,252	229,252
Other unallocated assets 其他未分配資產	–	–	–	–	51,843	51,843
Consolidated total assets 合併資產總額						18,120,128
Segment liabilities 分部負債	3,738,723	3,186,945	6,925,668	681,475	–	7,607,143
Liabilities relating to construction of headquarters building 總部大樓建設相關負債	–	–	–	–	118,507	118,507
Other unallocated liabilities 其他未分配負債	–	–	–	–	38,956	38,956
Consolidated total liabilities 合併負債總額						7,764,606

60 MINISO Interim Report 2025

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別說明外， 以人民幣千元呈列)

3 SEGMENT REPORTING (continued)

(ii) Segment assets and liabilities (continued)

3 分部報告(續)

(ii) 分部資產及負債(續)

	As at June 30, 2025 於2025年6月30日					
	MINISO brand 名創優品品牌					
	Mainland China 中國內地	Overseas 海外	Sub-total 小計	TOPTOY brand TOP TOY 品牌	Unallocated amounts 未分配金額	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Segment assets 分部資產	9,152,135	6,784,685	15,936,820	891,207	-	16,828,027
Assets relating to construction of headquarters building 總部大樓建設相關資產	-	-	-	-	2,415,236	2,415,236
Assets relating to an investment holding company 投資控股公司相關資產	-	-	-	-	6,155,052	6,155,052
Apartments for use as staff quarters 用作員工宿舍的公寓	-	-	-	-	208,010	208,010
Financial derivative assets 金融衍生資產	-	-	-	-	799,751	799,751
Other unallocated assets 其他未分配資產	-	-	-	-	241,712	241,712
Consolidated total assets 合併資產總額						26,647,788
Segment liabilities 分部負債	4,313,716	3,634,299	7,948,015	601,266	-	8,549,281
Liabilities relating to construction of headquarters building 總部大樓建設相關負債	-	-	-	-	109,139	109,139
Liabilities relating to an investment holding company 投資控股公司相關負債	-	-	-	-	3,457,000	3,457,000
Liabilities relating to the Equity Linked Securities 股票掛鈎證券相關負債	-	-	-	-	2,366,934	2,366,934
Financial derivative liabilities 金融衍生負債	-	-	-	-	1,230,927	1,230,927
Other unallocated liabilities 其他未分配負債	-	-	-	-	35,588	35,588
Consolidated total liabilities 合併負債總額						15,748,869

2025中期報告 名創優品 61

62 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 3 SEGMENT REPORTING (continued) (iii) Geographic information The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic locations of customers and segment assets are based on the geographic locations of the assets. For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 i. Revenue 收入 Mainland China 中國內地 5,026,729 5,827,157 Asia excluding China 亞洲（中國除外） 1,116,364 1,227,907 North America 北美洲 763,281 1,295,324 Latin America 拉丁美洲 600,038 589,936 Europe 歐洲 140,334 273,564 Others 其他 111,997 179,224 7,758,743 9,393,112 As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 ii. Non-current assets 非流動資產 Mainland China 中國內地 3,626,187 3,829,216 Asia excluding China 亞洲（中國除外） 413,285 506,108 North America 北美洲 1,725,032 1,939,106 Europe 歐洲 72,168 131,891 Others 其他 143,858 197,205 5,980,530 6,603,526 Note: Non-current assets exclude deferred tax assets, financial derivative assets, non-current other investments, non-current term deposits and interests in equity-accounted investees. 3 分部報告（續） (iii) 地域資料 地域資料按本集團所在國家和其他地區 分析本集團的收入和非流動資產。在呈 列地域資料時，分部收入基於客戶的地 理位置，而分部資產則基於資產的地理 位置。 附註： 非流動資產不包括遞延稅項資產、金融衍生 資產、其他非流動投資、非流動定期存款及 以權益法入賬的被投資公司的權益。

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外， 以人民幣千元呈列）

4 REVENUE

The Group's revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group's self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

4 收入

本集團的收入主要來自通過中國和海外的直營店、加盟店、線下代理商銷售生活家居產品和潮流玩具產品，以及通過本集團在第三方電商平台上的自營網店以及通過線上代理商進行的線上銷售。其他收入來源主要包括來自加盟商和代理商的授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費。

(i) Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

(i) 收入分類

在下表中，客戶合約收入按主要產品和服務線和收入確認時間分類。

	For the six months ended June 30, 截至6月30日止六個月	
	2024 2024年	**2025 2025年**
	RMB'000 人民幣千元	**RMB'000 人民幣千元**
Major products/service lines 主要產品／服務線		
– Sales of lifestyle and pop toy products 一生活家居產品及潮流玩具產品銷售		
– Retail sales in self-operated stores 一直營店零售銷售	1,205,709	**2,190,668**
– Product sales to franchisees 一向加盟商銷售產品	3,995,768	**4,298,817**
– Sales to offline distributors 一向線下代理商銷售	1,395,170	**1,512,084**
– Online sales 一線上銷售	402,688	**573,208**
– Other sales channels 一其他銷售渠道	29,745	**61,813**
Sub-total 小計	7,029,080	**8,636,590**
– License fees, sales-based royalties, and sales-based management and consultation service fees 一授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費		
– License fees 一授權費	34,215	**63,869**
– Sales-based royalties 一基於銷售的特許權使用費	75,098	**80,536**
– Sales-based management and consultation service fees 一基於銷售的管理及諮詢服務費	328,704	**363,280**
Sub-total 小計	438,017	**507,685**
– Others* 一其他*	291,646	**248,837**
	7,758,743	**9,393,112**

2025中期報告 名創優品 63

64 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Timing of revenue recognition 收入確認時間 – Point in time －在某個時間點 7,314,994 8,873,311 – Over time －隨時間推移 443,749 519,801 Revenue from contracts with customers 客戶合約收入 7,758,743 9,393,112 Note: * Others mainly represented sales of fixtures to franchisees and distributors. For the six months ended June 30, 2025, the Group did not have any customers with revenue exceeding 10% of the Group’s total revenue (six months ended June 30, 2024: None). (ii) Seasonality of operations The Group’s business is subject to seasonal fluctuation, typically with relatively stronger performance in the quarters ended September 30 and December 31, which is mainly due to the higher retail demand in holiday seasons in certain regions. As a result, the Group typically reports lower revenues for the six months ended June 30 than the six months ended December 31. 4 REVENUE (continued) (i) Disaggregation of revenue (continued) 4 收入（續） (i) 收入分類（續） 附註： * 其他主要是指向加盟商和代理商銷售裝 修材料。 截至2025年6月30日止六個月，概無本 集團客戶收入佔本集團總收入10%以上 （截至2024年6月30日止六個月：無）。 (ii) 營運的季節性 本集團的業務受季節性波動影響，截至9 月30日及12月31日止季度的表現通常相 對強勁，主要是由於若干地區假日期間 的零售需求較高。因此，本集團截至6月 30日止六個月呈報的收入通常低於截至 12月31日止六個月的收入。

2025中期報告 名創優品 65 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 4 REVENUE (continued) (iii) Contract balances The following table provides information about receivables and contract liabilities from contracts with customers. As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 Note 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 Receivables, which are included in trade and other receivables 計入貿易及其他應收款項的應收款項 – Current portion －即期部分 674,923 756,400 – Non-current portion －非即期部分 14,635 8,252 Total receivables, which are included in trade and other receivables 計入貿易及其他應收款項的應收款項總額 14 689,558 764,652 Contract liabilities 合約負債 – Current portion －即期部分 (323,292) (290,706) – Non-current portion －非即期部分 (35,145) (27,758) Total contract liabilities 合約負債總額 (358,437) (318,464) As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Contract liabilities are analyzed as follows: 合約負債的分析如下： – Advance payments received from customers for purchase of goods －收到客戶購買商品的預付款項 262,412 226,115 – Deferred revenue related to license fees －與授權費有關的遞延收益 66,128 61,506 – Deferred revenue related to others －與其他有關的遞延收益 29,897 30,843 358,437 318,464 4 收入（續） (iii) 合約結餘 下表提供了來自客戶合約的應收款項及 合約負債的相關資料。

66 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 4 REVENUE (continued) (iii) Contract balances (continued) Note: The Group requests 20% to 100% of advance payments for purchase of goods from certain domestic and overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance. The unamortized portion of upfront license fees and others was recognized as contract liabilities. 5 EXPENSES BY NATURE For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Cost of inventories (Note 13) 存貨成本（附註13） 4,256,426 5,081,747 Payroll and employee benefits (i) 工資及僱員福利(i) 685,492 929,882 Rental and related expenses 租金及相關開支 113,395 185,788 Depreciation and amortization (ii) 折舊及攤銷(ii) 333,131 554,016 Licensing expenses 授權費 183,158 240,795 Promotion and advertising expenses 推廣及廣告開支 247,158 262,544 Logistics expenses 物流開支 225,974 292,963 Travelling expenses 差旅開支 55,950 61,964 Other expenses 其他開支 208,934 311,173 Total cost of sales, selling and distribution and general and administrative expenses 銷售總成本、銷售及分銷和一般及行政開支 6,309,618 7,920,872 4 收入（續） (iii) 合約結餘（續） 附註： 本集團要求，在向若干國內及海外代理商交 付商品前，彼等須支付20%至100%的採購 預付款項。這在銷售訂單開始時產生了合約 負債，直至相應銷售訂單上確認的產品銷售 收入超過預收的款項為止。 預付授權費及其他的未攤銷部分確認為合約 負債。 5 按性質劃分的開支

2025中期報告 名創優品 67 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 5 EXPENSES BY NATURE (continued) Note: (i) Payroll and employee benefits are analyzed as follows: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Salaries, wages and bonus 薪金、工資及花紅 536,176 778,201 Contributions to social security contribution plan 對社會保障供款計劃的供款 62,649 82,709 Welfare expenses 福利開支 22,160 28,386 Equity-settled share-based payment expenses (Note 21) 以權益結算的股份支付開支（附註21） 64,507 40,586 685,492 929,882 (ii) Depreciation and amortization are analyzed as follows: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Property, plant and equipment (Note 10) 物業、廠房及設備（附註10） 52,293 113,664 Right-of-use assets (Note 11) 使用權資產（附註11） 296,081 460,045 Less: amount capitalized as construction in progress 減：在建工程資本化的金額 (22,604) (22,604) Intangible assets 無形資產 7,361 2,911 333,131 554,016 5 按性質劃分的開支（續） 附註： (i) 工資及僱員福利分析如下： (ii) 折舊及攤銷分析如下：

68 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 6 OTHER NET INCOME For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Net foreign exchange (losses)/gains 淨匯兌（虧損）╱收益 (12,392) 36,570 (Losses)/gains on disposal of property, plant and equipment and intangible assets 出售物業、廠房及設備以及無形資產的（虧損）╱收益 (892) 2,719 Investment income from other investments 其他投資的投資收益 18,360 43,809 Gains on revaluation of the previously held equity-accounted investees 重估先前持有的以權益法入賬的被投資公司之收益 – 8,600 Scrap income 廢品收入 5,352 5,189 Net change in fair value of other investments 其他投資公允價值變動淨額 14,154 (829) Reversal of litigation compensation 訴訟賠償撥回 300 – Gains relating to cancellation and modification of lease contracts 有關終止及修改租賃合約的收益 9,578 4,607 Gain on disposal of a subsidiary 處置一間附屬公司的收益 8,759 – Others 其他 (1,523) (2,426) 41,696 98,239 6 其他淨收入

2025中期報告 名創優品 69 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 7 NET FINANCE INCOME/(COSTS) For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Finance income 財務收入 – Interest income －利息收入 74,606 65,836 Finance costs 財務成本 – Interest on loans and borrowings －貸款和借款利息 (120) (47,032) – Interest on the Equity Linked Securities －股票掛鈎證券利息 – (89,885) – Interest on lease liabilities －租賃負債利息 (40,475) (57,319) (40,595) (194,236) Net finance income/(costs) 財務收入╱（成本）淨額 34,011 (128,400) 8 INCOME TAXES (a) Taxation recognized in consolidated profit or loss: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Amounts recognized in consolidated profit or loss 在合併損益中確認的金額 Current tax 即期稅項 Provision for the period 期內撥備 364,138 324,216 Deferred tax 遞延稅項 Origination and reversal of temporary differences 暫時性差異的產生和撥回 (12,396) (36,015) Tax expense 所得稅開支 351,742 288,201 7 財務收入╱（成本）淨額 8 所得稅 (a) 在合併損益中確認的稅項：

70 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 8 INCOME TAXES (continued) (b) Reconciliation between actual tax expense and accounting profit at applicable tax rates: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Profit before taxation 稅前利潤 1,529,121 1,194,191 Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned 稅前利潤的名義稅項（按有關司法管轄區適用於利潤的稅率計算） 390,545 330,783 Tax effect of share-based payment expenses (Note 5(i)) 股份支付開支的稅項影響（附註5(i)） 15,126 (4,562) Tax effect of other non-deductible expenses 其他不可扣減開支的稅項影響 9,677 557 Effect of preferential tax treatments on assessable profits of certain subsidiaries 優惠稅項待遇對若干附屬公司應課稅利潤的影響 (50,670) (55,001) Tax effect of additional deduction on research and development costs 額外扣除研發成本的稅項影響 – (5,478) Tax effect of exempted and non-taxable income 免稅及非應課稅收入的稅項影響 (5,957) (1,162) Effect of unused tax losses being utilized 已動用未使用稅項虧損的影響 – (12,678) Effect of deductible temporary differences and unused tax losses (utilized)/not recognized 可抵扣暫時性差異與未使用稅項虧損之影響： （動用）╱未確認部分 (1,171) 42,909 Others 其他 (5,808) (7,167) Actual tax expense 實際所得稅開支 351,742 288,201 8 所得稅（續） (b) 按適用稅率計算的實際所得稅開支 與會計利潤之間的對賬：

2025中期報告 名創優品 71 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 9 EARNINGS PER SHARE (a) Basic earnings per share For the six months ended June 30, 2025, the calculation of basic earnings per share has been based on the profit attributable to ordinary equity shareholders of the Company of RMB906,030,000 (six months ended June 30, 2024: RMB1,170,102,000) and the weighted average number of ordinary shares outstanding of 1,230,765,469 shares (six months ended June 30, 2024: 1,242,154,721 shares), which were calculated as follows: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 Number of shares 股份數目 Number of shares 股份數目 Issued ordinary shares at January 1, 2025 and 2024 於2025年及2024年1月1日發行的普通股 1,243,332,789 1,233,993,805 Effect of shares released from the exercise of share options and subscription of restricted share units (Note 21) 從行使購股權及認購受限制股份單位轉出股份的影響（附註21） 769,834 990,027 Effect of repurchase of shares (Note 20(b)) 股份回購的影響（附註20(b)） (1,947,902) (4,218,363) Weighted average number of ordinary shares 普通股加權平均數 1,242,154,721 1,230,765,469 (b) Diluted earnings per share Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. For the six months ended June 30, 2025, the calculation of diluted earnings per share was based on the profit attributable to ordinary equity shareholders of the Company of RMB906,030,000 (six months ended June 30, 2024: RMB1,170,102,000) and the weighted average number of ordinary shares of 1,236,003,168 shares (six months ended June 30, 2024: 1,247,504,123 shares), after adjusting by the dilutive effect of share incentive plan, calculated as follows: 9 每股盈利 (a) 每股基本盈利 截至2025年6月30日止六個月，每股 基本盈利乃根據本公司普通權益股東 應佔利潤人民幣906,030,000元（截 至2024年6月30日止六個月：人民幣 1,170,102,000元）及發行在外普通股加 權平均數1,230,765,469股（截至2024年 6月30日止六個月：1,242,154,721股） 計算如下： (b) 每股攤薄盈利 每股攤薄盈利乃假設已轉換所有具攤薄 潛力的普通股，調整發行在外普通股的 加權平均數計算得出。 截至2025年6月30日止六個月，每股 攤薄盈利乃根據本公司普通股權益股 東應佔利潤人民幣906,030,000元（截 至2024年6月30日止六個月：人民幣 1,170,102,000元）及普通股加權平均數 1,236,003,168股（截至2024年6月30日 止六個月：1,247,504,123股）計算，並 經股份激勵計劃的攤薄影響調整如下：

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外， 以人民幣千元呈列）

9 EARNINGS PER SHARE (continued) 9 每股盈利（續）

(b) Diluted earnings per share (continued) (b) 每股攤薄盈利（續）

	For the six months ended June 30, 截至6月30日止六個月	
	2024 2024年	**2025 2025年**
	Number of shares 股份數目	**Number of shares 股份數目**
Weighted average number of ordinary shares, basic 普通股加權平均數（基本）	1,242,154,721	**1,230,765,469**
Dilutive effect of share incentive plan (Note 21) 股份激勵計劃的攤薄影響（附註21）	5,349,402	**5,237,699**
Weighted average number of ordinary shares, diluted 普通股加權平均數（攤薄）	1,247,504,123	**1,236,003,168**

10 PROPERTY, PLANT AND EQUIPMENT 10 物業、廠房及設備

	Apartments 公寓	Leasehold improvements 租賃資產裝修	Office equipment 辦公設備	Store operating equipment 門店運營設備	Motor vehicles 機動車輛	Moulds 模具	Construction in progress 在建工程	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Net book value at January 1, 2025 於2025年1月1日賬面淨值	213,754	505,786	37,549	34,467	2,804	12,791	629,788	1,436,939
Additions 添置	-	87,248	13,822	11,312	926	-	295,041	408,349
Transfer from construction in progress 自在建工程轉入	-	120,437	-	35	-	-	(120,472)	-
Disposals 出售	-	(336)	(6,642)	(1,580)	(19)	(5,000)	-	(13,577)
Depreciation 折舊	(4,038)	(97,622)	(2,692)	(8,924)	(388)	-	-	(113,664)
Impairment 減值	-	(15,424)	-	(891)	-	-	-	(16,315)
Exchange adjustments 匯率調整	-	(731)	(58)	297	46	-	776	330
Net book value at June 30, 2025 於2025年6月30日賬面淨值	209,716	599,358	41,979	34,716	3,369	7,791	805,133	1,702,062

Note:

The carrying amount of leasehold improvements and store operating equipment related to self-operated stores held by the Group was RMB572,961,000 as at June 30, 2025 (December 31, 2024: RMB475,771,000).

附註：

於2025年6月30日，本集團持有的與直營店相關的租賃資產裝修及門店運營設備的賬面值為人民幣572,961,000元（2024年12月31日：人民幣475,771,000元）。

72 MINISO Interim Report 2025

2025中期報告 名創優品 73 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 11 RIGHT-OF-USE ASSETS The analysis of the net book value of right-of-use assets by class of underlying assets is as follows: Property 物業 Warehouse equipment 倉庫設備 Land use right 土地使用權 Total 合計 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 Net book value at January 1, 2025 於2025年1月1日的賬面淨值 2,533,228 – 1,638,855 4,172,083 Additions 添置 1,032,933 12,784 – 1,045,717 Derecognition 終止確認 (138,715) – – (138,715) Depreciation 折舊 (434,821) (2,620) (22,604) (460,045) Impairment 減值 (114) – – (114) Exchange adjustments 匯率調整 16,213 – – 16,213 Net book value at June 30, 2025 於2025年6月30日的賬面淨值 3,008,724 10,164 1,616,251 4,635,139 The analysis of expense items in relation to leases recognized in profit or loss is as follows: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Depreciation charge of right-of-use assets by class of underlying asset: 按相關資產類別劃分的使用權資產折舊費用： Property 物業 272,001 434,821 Warehouse equipment 倉庫設備 1,476 2,620 Land use right 土地使用權 22,604 22,604 Less: amount capitalized as construction in progress 減：資本化於在建工程的金額 (22,604) (22,604) 273,477 437,441 Interest on lease liabilities (Note 7) 租賃負債利息（附註7） 40,475 57,319 Expense relating to short-term leases 與短期租賃相關的開支 37,599 98,616 Variable lease payments not included in the measurement of lease liabilities 未計入租賃負債計量的可變租賃付款 27,406 14,822 11 使用權資產 按相關資產的類別劃分的使用權資產賬面淨值 分析如下： 與於損益內確認的租賃相關的開支項目分析如 下：

74 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 12 OTHER INVESTMENTS As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Financial assets measured at fair value through profit or loss (“FVTPL”): 以公允價值計量且其變動計入當期損益的金融資產 Non-current 非流動 – Investment in an unlisted limited partnership enterprise －非上市有限合夥企業投資 123,399 122,570 Current 流動 – Investment in structured deposit －投資結構性存款 100,000 – Note: Information about the Group’s fair value measurement is included in Note 23. 12 其他投資 附註： 有關本集團公允價值計量的資料載於附註23。

2025中期報告 名創優品 75 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 13 INVENTORIES As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Finished goods 製成品 2,742,092 2,828,637 Low-value consumables 低值易耗品 8,297 7,711 2,750,389 2,836,348 The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Carrying amount of inventories sold 已售出存貨之賬面金額 4,226,389 5,035,082 Write-down of inventories 存貨減值 30,037 46,665 Cost of inventories recognized in consolidated statements of profit or loss 於綜合損益表中確認的存貨成本 4,256,426 5,081,747 13 存貨 已確認為開支且計入損益的存貨金額分析如 下：

76 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 14 TRADE AND OTHER RECEIVABLES As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 Notes 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 Non-current 非流動 Trade receivables 貿易應收款項 14,653 8,262 Less: loss allowance 減：虧損撥備 (18) (10) Trade receivables, net of loss allowance 貿易應收款項（扣除虧損撥備） (ii) 14,635 8,252 Amounts due from related parties 應收關聯方款項 16,708 16,490 Deposits 按金 193,810 110,858 Prepayments for lease 租賃預付款項 72,000 20,000 Value-added tax (“VAT”) recoverable 待抵扣增值稅（「增值稅」） 44,135 57,150 341,288 212,750 Current 流動 (i) Trade receivables 貿易應收款項 742,622 828,391 Less: loss allowance 減：虧損撥備 (67,699) (71,991) Trade receivables, net of loss allowance 貿易應收款項（扣除虧損撥備） 674,923 756,400 Amounts due from related parties 應收關聯方款項 45,424 28,848 Miscellaneous expenses paid on behalf of franchisees 代加盟商支付的雜項開支 642,073 702,088 VAT recoverable 待抵扣增值稅 208,221 233,975 Rental deposits 租賃按金 71,001 162,419 Receivables due from online payment platforms and banks 應收線上支付平台及銀行款項 (iii) 77,990 108,024 Prepayments for inventories 存貨預付款項 73,538 90,079 Prepayments for licensing expenses 授權費預付款項 65,040 69,213 Prepayments for promotion and advertising expenses 促銷及廣告開支預付款項 30,349 21,940 Prepayments for repurchase of shares 回購股份預付款項 70,518 29,118 Others 其他 247,936 228,159 2,207,013 2,430,263 14 貿易及其他應收款項

2025中期報告 名創優品 77 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 14 TRADE AND OTHER RECEIVABLES (continued) Notes: (i) All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year. (ii) Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 29 to 34 months and the portion which is expected to be recovered after one year is classified as non-current. All other trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively. (iii) Receivables due from banks and online payment platforms mainly represent the amounts due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks. The amounts also include the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. Aging analysis As at the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows: 14 貿易及其他應收款項（續） 附註： (i) 所有歸入流動部分的貿易及其他應收款項預 計將在一年內收回或確認為開支。 (ii) 與向加盟商銷售若干裝修材料有關的貿易應 收款項於29至34個月期間內分期收回且其預 期將於一年後收回的部分歸入非流動。國內 及國外客戶的所有其他貿易債務分別在確認 收益之日起30至180天內到期。 (iii) 應收銀行及在線支付平台款項主要為通過客 戶信用卡╱借記卡及其他在線支付平台進行 線下銷售的應收銀行款項，該等付款需由收 款銀行隔夜處理。該等金額亦包括由第三方 在線支付平台收取及保留的經由電商平台線 上銷售所得款項。保留於在線支付平台上的 餘額可根據本集團指示隨時提取。 賬齡分析 於各報告期末，基於發票日期及扣除虧損撥 備後的貿易應收款項賬齡分析如下：

78 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 14 TRADE AND OTHER RECEIVABLES (continued) Notes: (continued) Aging analysis (continued) As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Non-current portion 非流動部分 Within 90 days 90天內 1,093 329 91 to 180 days 91至180天 3,536 646 181 to 360 days 181至360天 4,779 3,558 361 to 540 days 361至540天 5,076 3,474 Over 540 days 超過540天 151 245 14,635 8,252 Current portion 流動部分 Within 90 days 90天內 508,247 530,308 91 to 180 days 91至180天 119,343 152,826 181 to 360 days 181至360天 34,987 65,250 361 to 540 days 361至540天 10,837 6,959 Over 540 days 超過540天 1,509 1,057 674,923 756,400 15 CASH AND CASH EQUIVALENTS As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Cash on hand 手頭現金 4,465 3,941 Cash at bank 銀行存款 6,323,656 7,111,242 Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows 綜合財務狀況表及綜合現金流量表列示的現金及現金等價物 6,328,121 7,115,183 14 貿易及其他應收款項（續） 附註：（續） 賬齡分析（續） 15 現金及現金等價物

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外， 以人民幣千元呈列）

16 INTERESTS IN EQUITY-ACCOUNTED INVESTEES

16 以權益法入賬的被投資公司的權益

	As at December 31, 2024 於2024年12月31日 RMB'000 人民幣千元	As at June 30, 2025 於2025年6月30日 RMB'000 人民幣千元
Share of net assets from associates 分佔來自聯營公司的淨資產	38,567	**2,888,268**
Share of net assets from a joint venture 分佔來自一間合營企業的淨資產	–	**4,000**
Goodwill on retaining interests in an associate 保留於聯營公司權益的商譽	–	**3,279,036**
	38,567	**6,171,304**

Particulars of the material associate are as follows:

重大聯營公司詳情如下：

Name 名稱	Particulars of issued shares held 所持已發行股份詳情	Place of incorporation/ registration and business 註冊成立／註冊及業務地點	Percentage of ownership interest attributed to the Group 本集團應佔所有權權益百分比	Principal activity 主營業務
Yonghui Superstores Co., Ltd. ("Yonghui") 永輝超市股份有限公司(「永輝」)	Ordinary shares 普通股	Mainland China 中國內地	29.4%	Retail 零售

Note:

The associates and joint venture were accounted for using equity method. Unanimous agreements of all joint venture parties were required for key investments and operational decisions in the joint venture.

An investment in an associate with carrying amount of RMB4,308,190,000 (December 31, 2024: nil) was pledged to secure certain bank borrowings (note 17).

As at June 30, 2025, the fair value of investment in the material associate based on its quoted market share price was amounted to RMB13,073,863,000.

附註：

聯營公司及合營企業均採用權益法核算。有關合營企業的主要投資及運營決策需要合資企業全體各方的一致同意。

聯營公司投資賬面額人民幣4,308,190,000元(2024年12月31日：零)抵押用於若干銀行借款(附註17)的擔保。

於2025年6月30日，基於所報市場股價計算的重大聯營公司投資的公允價值計為人民幣13,073,863,000元。

2025中期報告 名創優品 79

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外， 以人民幣千元呈列）

17 LOANS AND BORROWINGS 17 貸款及借款

	Notes 附註	As at December 31, 2024 於2024年12月31日 RMB'000 人民幣千元	As at June 30, 2025 於2025年6月30日 RMB'000 人民幣千元
Non-current 非流動			
Borrowings from a non-controlling interest shareholder 來自非控股權益股東借款		4,310	**4,550**
Equity Linked Securities – liability component 股票掛鉤證券 — 負債部分	(iii)	–	**2,357,893**
Bank loans 銀行貸款	(i)	–	**3,226,970**
		4,310	**5,589,413**
Current 流動			
Current portion of borrowings from a non-controlling interest shareholder 來自非控股權益股東借款的流動部分		2,155	**2,275**
Equity Linked Securities – liability component 股票掛鉤證券 — 負債部分	(iii)	–	**9,042**
Bank loans 銀行貸款	(i)	–	**664,610**
Other borrowings 其他借款	(ii)	564,800	**1,031,243**
		566,955	**1,707,170**

Notes:

(i) As at June 30, 2025, bank loans with carrying amount of RMB3,457,000,000 were secured by certain interests in an equity-accounted investee with effective interest rates ranging from 2.72% to 2.80% (December 31, 2024: nil) and will mature during the years from 2025 to 2032.

(ii) During the six months ended June 30, 2025, the Group obtained certain bank facilities repayable in form of letters of credit to a bank with an aggregate amount of RMB458,136,000 (December 31, 2024: RMB575,578,000) and interest rates ranging from 1.33% to 2.10% (December 31, 2024: 2.07% to 2.2%). The letters of credit had a maturity less than 12 months as at June 30, 2025.

(iii) Information about Equity Linked Securities is included in Note 22.

附註：

(i) 於2025年6月30日，賬面金額為人民幣3,457,000,000元的銀行貸款以於以權益法入賬的被投資公司的若干權益作抵押，實際利率介乎2.72%至2.80%（2024年12月31日：零），將於2025年至2032年到期。

(ii) 截至2025年6月30日止六個月，本集團獲得若干銀行信貸，以信用證形式向一間銀行償還，總金額為人民幣458,136,000元（2024年12月31日：人民幣575,578,000元），利率介乎1.33%至2.10%（2024年12月31日：2.07%至2.2%）。於2025年6月30日，信用證的到期期限不足12個月。

(iii) 有關股票掛鉤證券的資料載於附註22。

80 MINISO Interim Report 2025

2025中期報告 名創優品 81 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 18 TRADE AND OTHER PAYABLES As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 Note 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 Non-current 非流動 Payable relating to construction projects 相關建設項目應付款項 59,842 73,586 Current 流動 Trade payables 貿易應付款項 (i) 1,278,535 967,491 Payroll payable 應付工資 148,352 132,089 Accrued expenses 應計開支 375,588 288,906 Other taxes payable 其他應付稅項 58,899 95,379 Deposits 押金 1,839,844 1,831,627 Payable relating to leasehold improvements 相關租賃裝修應付款項 93,514 70,474 Payable relating to construction projects 相關建設項目應付款項 25,579 733 Amounts due to related parties 應付關聯方款項 8,123 8,709 Others 其他 115,554 166,115 3,943,988 3,561,523 Note: The credit period granted by suppliers is 30 to 90 days. Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand. (i) Aging analysis As at the end of each reporting period, the aging analysis of trade payables, based on the invoice date, is as follows: As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Within 1 month 一個月內 1,203,435 827,309 1 to 3 months 一至三個月 54,490 65,417 3 months to 1 year 三個月至一年 14,210 60,925 Over 1 year 一年以上 6,400 13,840 1,278,535 967,491 18 貿易及其他應付款項 附註： 供應商授予的信貸期為30至90天。 自供應商、代理商和加盟商收到的押金可以在一年 後償還予供應商、代理商和加盟商。所有其他貿易 應付款項、其他應付款項、應計項目和應付關聯方 或加盟商的款項預計將在一年內結清或應要求償還。 (i) 賬齡分析 於各報告期末，基於發票日期作出的貿易應 付款項之賬齡分析如下：

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外， 以人民幣千元呈列）

19 LEASE LIABILITIES

The following table shows the remaining contractual maturities of the Group's lease liabilities at the end of the reporting periods:

19 租賃負債

下表載列本集團租賃負債於報告期末的餘下合約到期情況：

	As at December 31, 2024 於2024年12月31日		As at June 30, 2025 於2025年6月30日	
	Present value of the minimum lease payments 最低租賃付款現值	Total minimum lease payments 最低租賃付款總額	Present value of the minimum lease payments 最低租賃付款現值	Total minimum lease payments 最低租賃付款總額
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Within 1 year 一年以內	635,357	652,942	883,423	902,552
After 1 year but within 2 years 一年後但兩年內	623,330	667,829	652,841	691,397
After 2 years but within 5 years 兩年後但五年內	806,325	947,046	1,052,064	1,195,740
After 5 years 五年以上	473,482	682,653	472,384	634,054
	1,903,137	2,297,528	2,177,289	2,521,191
	2,538,494	2,950,470	3,060,712	3,423,743
Less: total future interest expenses 減：未來利息開支總額		(411,976)		(363,031)
Present value of lease liabilities 租賃負債現值		2,538,494		3,060,712

82 MINISO Interim Report 2025

2025中期報告 名創優品 83 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 20 CAPITAL AND RESERVES (a) Share capital and additional paid-in capital As at June 30, 2025, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows: Number of ordinary shares 普通股數目 Share capital 股本 Outstanding shares 發行在外的股份 Treasury shares 庫存股 Total issued shares 已發行股份總數 RMB’000 人民幣千元 As at January 1, 2025 於2025年1月1日 1,233,993,805 15,878,028 1,249,871,833 94 Issuance of shares in respect of vesting of restricted share units (i) 就歸屬受限制股份單位而發行股份(i) 1,465,524 – 1,465,524 –* Exercise of share options and subscription of restricted share units (ii) 行使購股權及認購受限制股份單位(ii) 442,056 (442,056) – –* Repurchase of shares (Note 20(b)) 回購股份（附註20(b)） (11,467,444) 11,467,444 – – As at June 30, 2025 於2025年6月30日 1,224,433,941 26,903,416 1,251,337,357 94 * The amount was less than RMB1,000. Notes: (i) During the six months ended June 30, 2025, the Company issued 1,465,524 shares in respect of vesting of restricted share units. (ii) During the six months ended June 30, 2025, 442,056 of restricted share units and share options were vested and exercised, and were released from treasury shares into ordinary shares. (b) Repurchase and cancellation of shares On August 30, 2024, the board of directors authorized a new share repurchase program under which the Company may repurchase up to HKD2 billion of its shares within a period of 12 months starting from August 30, 2024 (the “2024 Share Repurchase Program”). The validity of the 2024 Share Repurchase Program was subsequently extended to June 30, 2026, as announced on March 21, 2025. 20 資本及儲備 (a) 股本及資本公積 於2025年6月30日，本公司已發行股份 （包括為股份激勵計劃預留的庫存股）分 析如下： * 金額少於人民幣1,000元。 附註： (i) 於截至2025年6月30日止六個月， 本公司就歸屬受限制股份單位發行 1,465,524股股份。 (ii) 於截至2025年6月30日止六個月， 442,056股受限制股份單位及購股權已 歸屬及行使，因此由庫存股轉為普通股 份。 (b) 回購及註銷股份 於2024年8月30日，董事會授權一項 新的股份回購計劃，據此，本公司於自 2024年8月30日起計的12個月期間可回 購最多20億港元的股份（「2024年股份回 購計劃」）。2024年股份回購計劃的有效 期其後獲延長至2026年6月30日，並已 於2025年3月21日公告。

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外， 以人民幣千元呈列）

20 CAPITAL AND RESERVES (continued)

(b) Repurchase and cancellation of shares (continued)

During the six months ended June 30, 2025, the Company repurchased ordinary shares under the 2024 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

20 資本及儲備（續）

(b) 回購及註銷股份（續）

於截至2025年6月30日止六個月，本公司根據2024年股份回購計劃回購普通股如下，以及本集團持有的該等股份成本列入庫存股：

Months 月份	Shares repurchased on the New York Stock Exchange 於紐約證券交易所回購股份				Shares repurchased on the Hong Kong Stock Exchange 於香港聯交所回購股份			
	Number of shares repurchased 所回購股份數目	Highest price paid per share 就每股股份支付的最高價	Lowest price paid per share 就每股股份支付的最低價	Aggregate purchase price paid 已支付的購買總價	Number of shares repurchased 所回購股份數目	Highest price paid per share 就每股股份支付的最高價	Lowest price paid per share 就每股股份支付的最低價	Aggregate purchase price paid 已支付的購買總價
		USD 美元	USD 美元	USD'000 千美元		HKD 港元	HKD 港元	HKD'000 千港元
March 2025 2025年3月	52,600	4.63	4.59	242	1,266,600	38.00	34.85	47,037
April 2025 2025年4月	1,621,224	4.88	3.51	6,613	5,163,200	38.00	27.05	154,897
May 2025 2025年5月	585,652	4.71	4.19	2,625	554,600	38.00	33.10	19,421
June 2025 2025年6月	1,040,368	4.73	4.20	4,666	1,183,200	36.90	32.75	41,322
Total 合計	3,299,844			14,146	8,167,600			262,677
Equivalent to RMB'000 等值人民幣金額（人民幣千元）				101,745				242,745

(c) Dividends

During the six months ended June 30, 2025, special cash dividends of USD0.0817 per ordinary share, amounting to USD101,292,000 (equivalent to RMB726,875,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

Special cash dividends of USD0.0724 per ordinary share, amounting to USD89.3 million, were proposed and approved by the board of directors of the Company on August 21, 2025. The dividends will be distributed from additional paid-in capital and have not been recognized as liabilities as at June 30, 2025.

(c) 股息

於截至2025年6月30日止六個月，本公司宣派及派付特別現金股息每股普通股0.0817美元，共計101,292,000美元（相當於人民幣726,875,000元）。股息從資本公積中分派。

本公司董事會已於2025年8月21日建議並批准特別現金股息每股普通股0.0724美元，共計89.3百萬美元。股息將從資本公積中分派，且於2025年6月30日尚未被確認為負債。

84 MINISO Interim Report 2025

2025中期報告 名創優品 85 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 21 EQUITY SETTLED SHARE-BASED PAYMENTS The Group has adopted share-based compensation arrangements to incentivize outstanding performance. Pursuant to the 2020 Share Incentive Plan, as amended in June 2022, restricted shares, options, restricted share units or other approved award may be granted to the Group’s employees, directors, and consultants. (a) Share options The option activities during the six months ended June 30, 2025 are summarized as follows: Number of options 購股權數量 Weighted average Exercise price 加權平均行使價 Weighted average Grant date fair value 授予日期的加權 平均公允價值 USD per share USD per share 美元每股 美元每股 Outstanding at January 1, 2025 於2025年1月1日未行使 3,907,464 0.036 3.61 Exercised 已行使 (196,008) 0.036 3.54 Forfeited 沒收 (65,000) 0.036 4.89 Outstanding at June 30, 2025 於2025年6月30日未行使 3,646,456 0.036 3.59 Exercisable at June 30, 2025 於2025年6月30日可行使 3,219,556 0.036 3.41 Non-vested at June 30, 2025 於2025年6月30日未歸屬 426,900 0.036 4.89 Total share-based payment expense based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group’s employees was RMB380,000 for the six months ended June 30, 2025 (six months ended June 30, 2024: RMB3,392,000). 21 以權益結算的股份支付 本集團已採納以股份為基礎的薪酬安排，以 激勵傑出表現。根據2020年股份激勵計劃（於 2022年6月修訂），本集團的僱員、董事及顧 問可獲授受限制股份、購股權、受限制股份單 位或其他經批准獎勵。 (a) 購股權 截至2025年6月30日止六個月的購股權 活動概述如下： 截至2025年6月30日止六個月，就上 述授予本集團僱員的購股權於綜合損益 表確認的股份支付的開支總額（基於授 予日公允價值和估計沒收率）為人民幣 380,000元（截至2024年6月30日止六個 月：人民幣3,392,000元）。

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外， 以人民幣千元呈列）

21 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

(b) Restricted share units

(i) Granted during the six months ended June 30, 2025

In March 2025 and June 2025, the board of directors approved the grant of restricted share units ("RSUs") to purchase 240,960 and 45,200 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.036 per share and USD0.00001 per share, respectively. These RSUs were divided into three to five tranches. Each tranche will vest on individual vesting schedules ranging from three to five years from the grant dates, on the condition that the employees remain in service without any performance conditions.

In January 2025, the board of directors approved the grant of RSUs to purchase 108,460 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share with the performance targets to be determined and approved. For the service condition, 10%, 10%, 15%, 20% and 45% of these RSUs granted will vest on the 1st trading day following March 20, 2025, each of the 1st, 2nd, 3rd and 4th anniversary of March 20, 2025, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2024, 2025, 2026, 2027 and 2028.

In March 2025 and June 2025, the board of directors approved the grant of RSUs to purchase 534,398 and 69,700 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share, respectively, with the performance targets to be determined and approved. For the service condition, 11.11%, 16.67%, 22.22%, and 50% of these RSUs granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, and 4th anniversary of the grant date, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2025, 2026, 2027 and 2028.

21 以權益結算的股份支付（續）

(b) 受限制股份單位

(i) 於截至2025年6月30日止六個月內授予

於2025年3月及2025年6月，董事會批准向若干本集團僱員授予受限制股份單位（「受限制股份單位」），分別以購買價每股0.036美元及每股0.00001美元合共購入本公司240,960股及45,200股普通股。該等受限制股份單位分為三至五批。各批將根據自授予日期起計三至五年的個別歸屬時間表歸屬，歸屬條件是僱員仍任職，並無任何業績條件。

於2025年1月，董事會批准向若干本集團僱員授予受限制股份，以購買價每股0.00001美元合共購入本公司108,460股普通股，業績目標有待釐定及批准。服務條件方面，該等已授出受限制股份單位的10%、10%、15%、20%及45%將於2025年3月20日後的第一個交易日、2025年3月20日的第一、第二、第三及第四週年日後的第一個交易日歸屬，前提是該等僱員仍在職並於2024年、2025年、2026年、2027年及2028年各日曆年達成相應的業績目標。

於2025年3月及2025年6月，董事會批准向若干本集團僱員授予受限制股份單位，分別以購買價每股0.00001美元合共購入本公司534,398股及69,700股普通股，業績目標有待釐定及批准。服務條件方面，該等已授出受限制股份單位的11.11%、16.67%、22.22%及50%將於授予日期後的第一、第二、第三及第四週年日後的第一個交易日歸屬，前提是該等僱員仍在職並於2025年、2026年、2027年及2028年各日曆年達成相應的業績目標。

86 MINISO Interim Report 2025

2025中期報告 名創優品 87 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 21 EQUITY SETTLED SHARE-BASED PAYMENTS (continued) (b) Restricted share units (continued) (i) Granted during the six months ended June 30, 2025 (continued) In March 2025, the board of directors approved the grant of RSUs to purchase 77,440 ordinary shares of the Company in aggregate to one employee of the Group at purchase price of USD0.00001 per share. These RSUs were one tranche and will vest on March 20, 2029, on the condition that the employee remain in service and have fulfilled the performance targets in the calendar year of 2028. As the Company has discretion to set the relevant performance targets, the grant dates of these RSUs described above with performance targets are not considered established for financial reporting purpose until the performance targets are determined and approved. As at June 30, 2025, the Group has determined and approved the performance targets for the calendar year of 2024 and the grant date of the first tranche of RSUs granted in January 2025 to purchase 10,846 ordinary shares was considered to have been established, while the grant dates of subsequent tranches of RSUs granted in January 2025 to purchase 97,614 ordinary shares in total and all tranches of the RSUs granted in March and June 2025 to purchase 681,538 ordinary shares in total were not considered to have been established because the Group has not determined and approved the performance targets. Although the grant dates have not been established, the respective service periods are considered to have commenced as at June 30, 2025. As such, the Group estimated and recognized equity-settled share-based payment expenses in respect of each tranche of the RSUs for which the grant dates were not considered to have been established based on the fair value of Company’s ordinary shares at each reporting date and reduced by the present value of the estimated dividends that the related employees will not be entitled to during the vesting periods. The amount of equity-settled share-based payment expenses for each tranche is being re-estimated at each reporting date until the grant dates are established. 21 以權益結算的股份支付 （續） (b) 受限制股份單位（續） (i) 於截至2025年6月30日止六個月 內授予（續） 於2025年3月，董事會批准向一 名本集團僱員授予受限制股份單 位，以購買價每股0.00001美元合 共購入本公司77,440股普通股。 該等受限制股份單位屬一批，將於 2029年3月20日歸屬，前提是僱員 仍在職，並於2028年曆年達成業 績目標。 由於本公司有權自行設定相關的績 效目標，因此就財務報告目的而 言，在績效目標確定並批准之前， 上文所述附帶績效目標的該等受限 制股份單位的授予日期並不視為已 確立。 截至2025年6月30日，本集團已 確定及批准2024 曆年的績效目 標，並視同已確定2025年1月已授 予用以購買10,846股普通股的第 一批受限制股份單位的授予日期， 而2025年1月已授予用以購買合共 97,614股普通股的後續批次受限 制股份單位及2025年3月及6月已 授予用以購買合共681,538股普通 的所有批次受限制股份單位的授予 日期則視同尚未確定，因為本集團 尚未確定及批准績效目標。儘管授 予日期尚未確定，但於2025年6月 30日，視同各自的服務期業已開 始。因此，本集團根據本公司普通 股於各報告日期的公允價值並減去 相關員工在歸屬期內無權享有的預 估股息的現值，估算並確認授予日 期視同尚未確定的每批受限制股份 單位相關的以權益結算的股份支付 開支。每批以權益結算的股份支付 開支的金額將於各報告日期重新估 算，直至確定授予日期。

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外， 以人民幣千元呈列）

21 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

21 以權益結算的股份支付（續）

(b) Restricted share units (continued)

(b) 受限制股份單位（續）

(ii) Movements in the number of RSUs granted and the respective weighted-average grant date fair values are as follows:

(ii) 授出的受限制股份單位數目及其各自加權平均授予日公允價值變動如下：

	Number of RSUs 受限制股份單位數目	Weighted average purchase price 加權平均購買價	Weighted average grant date fair value* 加權平均授予日公允價值*
		USD per RSU 美元每受限制股份單位	USD per RSU 美元每受限制股份單位
Outstanding at January 1, 2025 於2025年1月1日未行使	24,718,284	0.008	5.27
Granted 已授予	1,076,158	0.010	4.23
Vested 已歸屬	(1,711,572)	0.005	5.62
Forfeited 已沒收	(1,223,872)	0.002	4.13
Outstanding at June 30, 2025 於2025年6月30日未行使	22,858,998	0.008	4.20

* The weighted average grant date fair value includes those estimated for the purpose of recognizing the services from the service commencement date before the grant dates have been established.

* 加權平均授予日公允價值包括於確定授予日期前為確認自服務開始日期起之服務而估計的公允價值。

The grant date fair value of RSUs is determined with reference to the market price of the Company's ordinary shares on the date of grant and is reduced by the present value of the estimated dividends that will not be entitled during the vesting periods.

受限制股份單位的授予日公允價值乃參考本公司的普通股於授予日的市價釐定，並扣減於歸屬期內無權獲得的估計股息的現值。

The fair value of RSUs granted during the six months ended June 30, 2025 was USD4,556,000 (equivalent to RMB32,692,000) in aggregate. Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the aforementioned RSUs granted was RMB40,966,000 for the six months ended June 30, 2025 (six months ended June 30, 2024: RMB61,115,000).

截至2025年6月30日止六個月授予的受限制股份單位的公允價值合共為4,556,000美元（相當於人民幣32,692,000元）。截至2025年6月30日止六個月，根據就上述授予的受限制股份單位授予日公允價值及於綜合損益表確認的估計沒收率計算的薪酬開支總額為人民幣40,966,000元（截至2024年6月30日止六個月：人民幣61,115,000元）。

88 MINISO Interim Report 2025

2025中期報告 名創優品 89 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 22 EQUITY LINKED SECURITIES, LOWER STRIKE CALL OPTION AND UPPER STRIKE WARRANT (a) Equity Linked Securities In January 2025, the Company issued equity linked securities (“Equity Linked Securities”) at the issue price of USD550,000,000 (equivalent to approximately RMB3,953,345,000) (equal to 100 per cent of the principal amount of the securities). The holders of Equity Linked Securities have the right to require the Company to exchange their securities for cash with the settlement amount (the “Cash Settlement Amount”). The Cash Settlement Amount will be in USD and equal to the number of cash settled shares underlying the exercised Equity Linked Securities multiplied by the higher of the applicable exercise price per share (subject to adjustments pursuant to the terms and conditions of the Equity Linked Securities), and the volume weighted average price per share over a specified period of trading days. The cash settled shares are a notional concept used to calculate the Cash Settlement Amount, and no physical shares will be delivered to the holders of Equity Linked Securities. The Equity Linked Securities carry interest at a rate of 0.5% per annum, which is payable semi-annually in arrears. The maturity date of the Equity Linked Securities is about seven years from issue date. 22 股票掛鈎證券、下限看漲期權及上 限認股權證 (a) 股票掛鈎證券 於 2025 年 1 月，本公司以發行價格 550,000,000 美元（相當於約人民幣 3,953,345,000元）（等於證券本金金額的 100%）發行股票掛鈎證券（「股票掛鈎證 券」）。股票掛鈎證券持有人有權要求本 公司以結算金額（「現金結算金額」）將其 證券兌換成現金。 現金結算金額將以美元計值，等於獲行 使股票掛鈎證券相關的現金結算股份數 目乘以適用的每股行使價（可根據股票掛 鈎證券的條款及條件作出調整）及指定交 易期間一股股份的成交量加權平均價兩 者的較高者。現金結算股份為用於計算 現金結算金額的理論概念，概不會向股 票掛鈎證券持有人交付實物股份。 股票掛鈎證券按年利率0.5%計息，每半 年支付一次。股票掛鈎證券的到期日為 發行日期起計約七年。

90 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 22 EQUITY LINKED SECURITIES, LOWER STRIKE CALL OPTION AND UPPER STRIKE WARRANT (continued) (a) Equity Linked Securities (continued) The Equity Linked Securities have been split between liability and derivative component and the movements during the period are as follows: Liability component 負債部分 Derivative component 衍生工具部分 RMB’000 人民幣千元 RMB’000 人民幣千元 At January 1, 2025 於2025年1月1日 – – Issuance of the Equity Linked Securities 發行股票掛鈎證券 2,352,383 1,600,962 Issuance cost 發行成本 (65,740) (44,741) Interest expenses 利息開支 89,885 – Fair value changes for the period 期內公允價值變動 – (319,917) Exchange adjustments 匯率調整 (9,593) (5,377) At June 30, 2025 於2025年6月30日 2,366,935 1,230,927 Note: At initial recognition, the derivative component was recognized as financial liability at fair value through profit or loss (“FVTPL”) by using the binomial option pricing model and was subsequently re-measured at each balance sheet date, with any resulting fair value changes recognized as “other expenses” in the consolidated statements of profit or loss. The remainder of the proceeds was allocated to the liability component and was subsequently carried at amortized cost calculated using the effective interest method by applying an effective interest rate of approximately 8.86%. Issuance cost associated with the issuance of Equity Linked Securities is allocated to the liability and derivative component in proportion to the allocation of proceeds. 22 股票掛鈎證券、下限看漲期權及上 限認股權證 （續） (a) 股票掛鈎證券（續） 股票掛鈎證券已拆分為負債與衍生工具 部分，期內的變動如下： 附註： 初始確認時，衍生工具部分採用二項式期權 定價模式確認為以公允價值計量且其變動計 入當期損益（「以公允價值計量且其變動計入 當期損益」）的金融負債，隨後於各資產負債 表日期重新計量，任何產生的公允價值變動 於綜合損益表內確認為「其他開支」。 其餘的所得款項被劃分至負債部分，隨後按 使用實際利息法計算的攤銷成本計量，應用 的實際利率約為8.86%。 發行股票掛鈎證券相關的發行成本按所得款 項的分配比例分配至負債及衍生工具部分。

2025中期報告 名創優品 91 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 22 EQUITY LINKED SECURITIES, LOWER STRIKE CALL OPTION AND UPPER STRIKE WARRANT (continued) (b) Lower Strike Call Option In January 2025, the Company further entered into the lower strike call option (the “Lower Strike Call Option”) agreement, granted by the counterparties to the Company, with amounts of USD168,029,906 (equivalent to approximately RMB1,207,782,000). Subject to the terms of the Lower Strike Call Option, the Lower Strike Call Option is exercisable at the discretion of the Company entitling the Company to receive cash settlement. The cash settlement will be in USD and be calculated on the difference between the exercise price of the Lower Strike Call Option and the volume weighted average price per share over a specified period of trading days, and multiplied by the number of shares underlying the Lower Strike Call Option being exercised. The movements during the period are as follows: As at June 30, 2025 於2025年6月30日 RMB’000 人民幣千元 At the beginning of period 期初 – Issuance of the lower strike call option 發行下限看漲期權 1,207,782 Fair value changes for the period 期內公允價值變動 (404,329) Exchange adjustments 匯率調整 (3,702) At the end of period 期末 799,751 Note: At initial recognition, the Lower Strike Call Option was recognized as financial asset at FVTPL by using the binomial option pricing model and was subsequently re-measured at each balance sheet date, with any resulting fair value changes recognized as “other expenses” in the consolidated statements of profit or loss. 22 股票掛鈎證券、下限看漲期權及上 限認股權證 （續） (b) 下限看漲期權 2025年1月，本公司進一步訂立由本公 司授予對手方，金額為168,029,906美元 （相當於約人民幣1,207,782,000元）的 下限看漲期權（「下限看漲期權」）協議。 根據下限看漲期權條款的規定，下限看 漲期權由本公司全權酌情行使，本公司 有權獲得現金結算。現金結算以美元進 行，按照下限看漲期權的行使價與指定 交易日期限內每股交易量加權平均價之 間的差額，乘以行使的下限看漲期權對 應的股份數量計算。 期內的變動如下： 附註： 初始確認時，下限看漲期權以公允價值計量 且其變動計入當期損益的金融資產，採用二 項期權定價模型確認，後續於各資產負債表 日期重新計量，任何由此產生的公允價值變 動均計入綜合損益表中的「其他開支」。

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外， 以人民幣千元呈列）

22 EQUITY LINKED SECURITIES, LOWER STRIKE CALL OPTION AND UPPER STRIKE WARRANT (continued)

(c) Upper strike warrant

In January 2025, the Company further entered into the upper strike warrant (the "Upper Strike Warrant") agreement, granted by the Company to the warrant counterparties, with amounts of USD90,529,906 (equivalent to approximately RMB650,711,000). Subject to the terms of the Upper Strike Warrant, the warrant counterparties have the right to subscript newly allotted and issued shares at an applicable exercise price, subject to adjustments.

At initial recognition, the Upper Strike Warrant was recognized as an equity instrument and was subsequently measured at historical cost.

22 股票掛鈎證券、下限看漲期權及上限認股權證（續）

(c) 上限認股權證

於2025年1月，本公司進一步訂立由本公司授予股權證對手方，金額為90,529,906美元（相當於約人民幣650,711,000元）的上限認股權證（「上限認股權證」）協議，根據上限認股權證的規定，權證對手方有權以適用行使價認購新配發及發行的股份，價格可調整。

初始確認時，上限認股權證認定為權益工具，後續按照歷史成本計量。

23 FAIR VALUE MEASUREMENT

(i) Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group's financial instruments measured at the end of the period presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, *Fair value measurement*.

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

- Level 1 valuations: Fair value measured using only Level 1 inputs i.e., unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 valuations: Fair value measured using Level 2 inputs i.e., observable inputs which fail to meet Level 1 and do not use significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

23 公允價值計量

(i) 按公允價值計量的金融資產及負債

公允價值層級

下表呈列於期末本集團按經常性基準計量的金融工具之公允價值，並按照《國際財務報告準則》第13號，*公允價值計量*中的定義分類為三個公允價值層級。

公允價值計量所歸類的層級乃經參考以下估值方法所用輸入數據的可觀察性及重要性而釐定：

- 第一層級估值：僅使用第一層級輸入數據（即於計量日期的相同資產或負債於活躍市場的未經調整報價）計量的公允價值。
- 第二層級估值：使用第二層級輸入數據（即未能達致第一層級的可觀察輸入數據）且並非使用重大不可觀察輸入數據計量的公允價值。不可觀察輸入數據為無市場數據的輸入數據。

92 MINISO Interim Report 2025

2025中期報告 名創優品 93 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 23 FAIR VALUE MEASUREMENT (continued) (i) Financial assets and liabilities measured at fair value (continued) Fair value hierarchy (continued) • Level 3 valuations: Fair value measured using significant unobservable inputs. The following table presents the Group’s financial assets and liabilities that are measured at fair value at the end of each reporting period: Fair value at December 31, 2024 於2024年 12月31日的 公允價值 Fair value measurements as at December 31, 2024 categorized into 於2024年12月31日的公允價值計量分為 Level 1 第一層級 Level 2 第二層級 Level 3 第三層級 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 Recurring fair value measurement 經常性公允價值計量 Assets: 資產： Other investments: 其他投資： – Investment in structured deposit －結構性存款投資 100,000 – 100,000 – – Investment in an unlisted Partnership Enterprise －非上市合夥企業投資 123,399 – – 123,399 23 公允價值計量（續） (i) 按公允價值計量的金融資產及負債 （續） 公允價值層級（續） • 第三層級估值：使用重大不可觀察 輸入數據計量的公允價值。 下表呈列本集團於各報告期末以公允價 值計量的金融資產及負債：

94 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 23 FAIR VALUE MEASUREMENT (continued) (i) Financial assets and liabilities measured at fair value (continued) Fair value hierarchy (continued) Fair value at June 30, 2025 於2025年 6月30日的 公允價值 Fair value measurements as at June 30, 2025 categorized into 於2025年6月30日的公允價值計量分為 Level 1 第一層級 Level 2 第二層級 Level 3 第三層級 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 Recurring fair value measurement 經常性公允價值計量 Assets: 資產： Other investments: 其他投資： – Investment in an unlisted Partnership Enterprise －非上市合夥企業投資 122,570 – – 122,570 Financial derivative assets 金融衍生資產 799,751 – – 799,751 Liabilities: 負債： Financial derivative liabilities 金融衍生負債 1,230,927 – – 1,230,927 During the six months ended June 30, 2025, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy at the end of each reporting period in which they occur. 23 公允價值計量（續） (i) 按公允價值計量的金融資產及負債 （續） 公允價值層級（續） 截至2025年6月30日止六個月，第一層 級與第二層級之間並無轉移，亦無第三 層級的轉進或轉出。本集團的政策為於 產生公允價值層級轉移的各報告期末確 認相關轉移。

2025中期報告 名創優品 95 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 23 FAIR VALUE MEASUREMENT (continued) (i) Financial assets and liabilities measured at fair value (continued) Fair value hierarchy (continued) Other investments in Level 3 on June 30, 2025 and December 31, 2024 mainly represented the investment in an unlisted limited partnership enterprise (the “Partnership Enterprise”). The fair value of the investment in unlisted Partnership Enterprise was determined using the summation method of cost approach with the assistance of an independent valuer, based on recent transaction price of the underlying enterprise invested by this Partnership Enterprise and the predetermined distribution mechanism of returns set out in the agreement of the Partnership Enterprise. This investment was classified as Level 3 as no observable inputs for which market data could be used to measure the fair value. Financial derivative assets in Level 3 on June 30, 2025 represented the lower strike call option (note 22). The fair value of financial derivative assets was determined using binomial option pricing model with the assistance of an independent valuer. These assets classified as Level 3 because of using significant unobservable market inputs. Financial derivative liabilities in Level 3 on June 30, 2025 were embedded derivative in the Equity Linked Securities (note 22), which was measured at its fair value at the end of each reporting period. The fair value of financial derivative liabilities was determined using binomial option pricing model with the assistance of an independent valuer. These liabilities were classified as Level 3 because of using significant unobservable market inputs. The gains and losses arising from the remeasurement of fair value of other investments and financial derivative assets and liabilities are respectively included in other net income and other expenses in the consolidated statements of profit or loss. 23 公允價值計量（續） (i) 按公允價值計量的金融資產及負債 （續） 公允價值層級（續） 於2025年6月30日及2024年12月31 日，第三層級的其他投資主要指非上市 有限合夥企業（「合夥企業」）投資。非 上市有限合夥企業投資的公允價值乃基 於該合夥企業投資的相關企業的近期交 易價格及合夥企業協議所載的預先制定 的回報分配機制，採用成本法下的求和 法，在獨立估值師的協助下釐定。由於 並無可供市場數據計量公允價值的可觀 察輸入數據，因此該投資分為第三層級。 於2025年6月30日，第三層級的金融衍 生資產指下限看漲期權（附註22）。金融 衍生資產的公允價值採用二項式期權定 價模式，在獨立估值師的協助下釐定。 由於採用重大不可觀察市場輸入數據， 因此該等資產為第三層級。 於2025年6月30日，第三層級的金融衍 生負債指股票掛鈎證券的內嵌衍生工具 （附註22），按其於各報告期末的公允價 值計量。金融衍生負債的公允價值採用 二項式期權定價模式，在獨立估值師的 協助下釐定。由於採用重大不可觀察市 場輸入數據，因此該等負債為第三層級。 重新計量其他投資以及金融衍生資產及 負債的公允價值所產生的收益及虧損分 別被計入綜合損益表中的其他淨收入及 其他開支。

96 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 23 FAIR VALUE MEASUREMENT (continued) (ii) Fair values of financial assets and liabilities carried at other than fair value The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values on June 30, 2025 and December 31, 2024 because of the short-term maturities of these financial instruments. 24 COMMITMENTS Capital commitments outstanding as at June 30, 2025 not provided for in the financial statements were as follows: As at December 31, 2024 於2024年 12月31日 As at June 30, 2025 於2025年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Contracted for construction projects 建設項目已訂約 557,180 519,380 Authorized but not contracted for construction projects 已授權但未訂約建設項目 76,366 111,489 Total 合計 633,546 630,869 23 公允價值計量（續） (ii) 並非按公允價值列賬的金融資產及 負債的公允價值 由於該等金融工具於短期內到期，因此 本集團以攤銷成本計價的金融工具的賬 面金額與其於2025年6月30日及2024年 12月31日的公允價值並無重大差別。 24 承諾 於2025年6月30日尚未於財務報表中計提的未 履行資本承諾如下：

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外， 以人民幣千元呈列）

25 CONTINGENCIES

(a) The commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd. ("Mingyou"), being a subsidiary of the Group's equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, on November 26, 2020, Miniso (Guangzhou) Co., Ltd. ("MINISO Guangzhou") entered into a letter of intent ("the Letter") with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate the shortfall.

The above entities had met the commitments for the calendar years of 2021, 2022, 2023 and 2024 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2025, MINISO Guangzhou provided performance guarantees of RMB230.0 million, issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2025, which was valid from April 1, 2025 to March 31, 2026. The directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2025, the above entities will be able to meet the commitment for the calendar year of 2025 and thus, it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as at June 30, 2025.

25 或有負債

(a) 納稅承諾

於2020年10月13日，名優產業投資（廣州）有限公司（「名優」）（一家於2021年10月27日前為本集團以權益法入賬的被投資公司的附屬公司，且於2021年10月27日後成為本集團的附屬公司）成立旨在於中國廣州收購一塊土地的使用權，並於該區建設本集團新的總部大樓。2020年11月26日，名創優品（廣州）有限責任公司（「名創廣州」）就名優收購土地使用權及建設新總部大樓與該區當地政府簽訂意向書（「意向書」），名創廣州向當地政府承諾，自2021年1月1日起的五年內，名創廣州於該區的附屬公司及名優繳納的稅款總額不低於人民幣965,000,000元，2021年為人民幣160.0百萬元、2022年為人民幣175.0百萬元、2023年為人民幣190.0百萬元、2024年為人民幣210.0百萬元及2025年為人民幣230.0百萬元。如上述實體未能履行該承諾，名創廣州將承擔補償差額的責任。

上述實體已滿足2021、2022、2023及2024曆年的承諾，因此名創廣州無須向當地政府作出任何補償。於2025年3月，名創廣州就2025曆年的納稅承諾向當地政府提供商業銀行發出的人民幣230.0百萬元的履約擔保，有效期為2025年4月1日至2026年3月31日。董事根據2025曆年已付及應付的實際相關稅款及附加費預測作出評估，上述實體將滿足2025曆年的承諾，因此名創廣州在上述履約擔保下不太可能需要向當地政府作出任何補償。因此，截至2025年6月30日，尚未就此事項計提撥備。

2025中期報告 名創優品 97

98 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 25 CONTINGENCIES (continued) (b) Securities class action In August 2022, a putative federal securities class action was filed against certain of the Company’s officers and directors (“Defendants”), alleging that Defendants made misleading misstatements or omissions regarding the Company’s business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). The Company and other defendants filed a motion to dismiss the operative complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs subsequently filed a motion for reconsideration of the court’s decision, which was denied by the court. Plaintiffs then filed a further amended complaint and the parties are now engaging in another round of motion-to-dismiss briefing, which is expected to be complete by late October 2025. As at June 30, 2025, the directors were unable to assess the outcome of the action or reliably estimate the potential losses, if any. 25 或有負債（續） (b) 證券集體訴訟 於2022年8月，本公司若干高級職員及 董事（「被告」）被提起一項推定聯邦證 券集體訴訟，指控被告違反《1933年證 券法》和《1934年證券交易法》，在本 公司業務運營和財務方面存在誤導性錯 誤陳述或遺漏。訴訟標題為「關於名創 優品集團控股有限公司證券訴訟案」， 1:22-cv-09864（紐約州南區法院）。本 公司和其他被告提交了駁回有效起訴 的動議，該動議於2024年2月獲法院批 准，並准予修正。原告提交了重新審議 法院決定的動議，但已被法院駁回。原 告隨後提交了進一步修正的訴狀，目前 雙方正在進行新一輪駁回動議，預計將 於2025年10月底完成。截至2025年6月 30日，董事無法評估此訴訟的結果或可 靠地估計潛在的損失（如有）。

2025中期報告 名創優品 99 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 26 MATERIAL RELATED PARTY TRANSACTIONS Apart from the balances and transactions disclosed elsewhere in this interim financial report, during the six months ended June 30, 2025 and 2024, the Group had the following material related party transactions: (i) Key management personnel compensation Key management personnel compensation comprised the following: For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Short-term employee benefits 短期員工福利 4,639 3,647 Equity-settled share-based payment expenses (Note 21) 以權益結算的股份支付開支（附註21） 2,103 1,691 6,742 5,338 26 重大關聯方交易 除本中期財務報告中披露的餘額及交易外，截 至2025年及2024年6月30日止六個月期間， 本集團的重大關聯方交易如下： (i) 關鍵管理人員薪酬 關鍵管理人員薪酬包括以下內容：

100 MINISO Interim Report 2025 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 26 MATERIAL RELATED PARTY TRANSACTIONS (continued) (ii) Other transactions with related parties For the six months ended June 30, 截至6月30日止六個月 2024 2024年 2025 2025年 RMB’000 人民幣千元 RMB’000 人民幣千元 Included in revenue from related parties: 計入來自關聯方的收入： Sales of products 產品銷售 52,561 90,837 Provision of information technology support and consulting services 提供信息技術支持和諮詢服務 1,516 1,300 License fee income 授權費收入 1,438 1,802 Included in purchase of goods or services from related parties: 計入向關聯方採購貨品或服務： Purchase of products 產品採購 1,113 686 Purchase of catering services 採購餐飲服務 3,649 3,753 Rental and related expenses for short-term leases 短期租賃的租金及相關開支 3,971 1,987 Included in payments to related parties: 計入支付予關聯方的款項： Payment of lease liabilities 支付租賃負債 23,264 30,794 Payment of rental deposits 支付租金按金 1,877 1,821 Loan provided to related parties 向關聯方提供的貸款 – 15,336 26 重大關聯方交易（續） (ii) 與關聯方的其他交易

2025中期報告 名創優品 101 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外， 以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 27 EVENTS AFTER THE REPORTING PERIOD (i) Dividend declaration On August 21, 2025, special cash dividends of USD0.0724 per ordinary share, amounting to USD89.3 million (equivalent to RMB639.5 million), were proposed and approved by the board of directors of the Company. The dividends will be distributed from additional paid-in capital and settled by a cash distribution. (ii) Update on TOP TOY TOP TOY recently has completed a round of strategic financing led by Temasek, a global investment company headquartered in Singapore. The post-transaction valuation of TOP TOY reached approximately HK$10 billion. 27 報告期後事項 (i) 分派股息 於2025年8月21日，本公司董事會建議 並批准派發特別現金股息，金額為每股 普通股0.0724美元，合計89.3百萬美元 （折合人民幣639.5百萬元）。股息將從資 本公積中分派，並以現金分派方式支付。 (ii) TOP TOY的最新情況 TOP TOY近期完成了由總部位於新加坡 的全球投資公司淡馬錫領投的一輪戰略 融資。TOP TOY的交易後估值約為100 億港元。

102 MINISO Interim Report 2025 Definitions 釋義 “2020 Share Incentive Plan” the share incentive plan our Company adopted in September 2020, as amended from time to time 「2020年股份激勵計劃」 本公司於2020年9月採納的股份激勵計劃（經不時修訂） “2024 Final Dividend” the final cash dividend for the fiscal year ended December 31, 2024 「2024年末期股息」 截至2024年12月31日止財政年度的末期現金股息 “2025 Interim Dividend” the interim cash dividend for the six months ended June 30, 2025 declared by the Company on August 21, 2025 「2025年中期股息」 本公司於2025年8月21日宣派的截至2025年6月30日止六個月的中期現金股息 “ADS(s)” American Depositary Shares, each of which represents four Shares 「美國存託股」 美國存託股，每一股美國存託股代表四股股份 “Annual General Meeting” the annual general meeting of the Company held on June 12, 2025 「股東週年大會」 本公司於2025年6月12日舉行的股東週年大會 “associate(s)” has the meaning ascribed to it under the Listing Rules 「聯繫人」 具有《上市規則》賦予該詞的涵義 “Audit Committee” the audit committee of the Board 「審計委員會」 董事會審計委員會 “Authorised Representative” the authorised representative under Rule 3.05 of the Listing Rules 「授權代表」 《上市規則》第3.05條界定的授權代表 “Award(s)” award(s) in the form of the Options, a right to purchase Restricted Shares, or a right to purchase RSUs under the 2020 Share Incentive Plan 「獎勵」 以購股權形式授予的獎勵，即購買受限制股份的權利或購買2020年股份激勵計劃下的 受限制股份單位的權利 “Board” the board of Directors 「董事會」 董事會 “BVI” British Virgin Islands 「英屬維爾京群島」 英屬維爾京群島 “China” or “the PRC” the People’s Republic of China 「中國」 中華人民共和國

2025中期報告 名創優品 103 Definitions 釋義 “Companies Ordinance” Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time 「《公司條例》」 香港法例第622章《公司條例》（經不時修訂、補充或以其他方式修改） “Company”, “we”, “us”, or “our” MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020 「本公司」或「我們」 名創優品集團控股有限公司，一家於2020年1月7日在開曼群島註冊成立的有限責任公 司 “Compensation Committee” the compensation committee of the Board 「薪酬委員會」 董事會薪酬委員會 “Controlling Shareholder(s)” has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Ye, Ms. Yang and the intermediary companies through which Mr. Ye and Ms. Yang have an interest in the Company, namely, Mini Investment Limited, YGF MC Limited, YGF Development Limited, YYY MC Limited and YYY Development Limited 「控股股東」 具有《上市規則》賦予該詞的涵義，除文義另有所指外，指葉先生、楊女士及中間公 司（葉先生及楊女士通過該等公司擁有本公司權益，即Mini Investment Limited、YGF MC Limited、YGF Development Limited、YYY MC Limited及YYY Development Limited） “Corporate Governance Code” the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as amended from time to time 「《企業管治守則》」 《上市規則》附錄C1所載《企業管治守則》（經不時修訂） “Director(s)” the director(s) of our Company 「董事」 本公司董事 “Equity Linked Securities” convertible debt securities that shall be settled wholly in cash, with an aggregate principal amount of US$550,000,000 and an expected maturity date on January 14, 2032 「股票掛鈎證券」 須以現金悉數結算，本金總額為550,000,000美元及預計到期日為2032年1月14日的可 換股債務證券 “first-tier cities” Beijing, Shanghai, Guangzhou and Shenzhen 「一線城市」 北京、上海、廣州和深圳 “Global Offering” the Hong Kong Public Offering and the International Offering 「全球發售」 香港公開發售及國際發售

104 MINISO Interim Report 2025 Definitions 釋義 “GMV” For GMV generated under MINISO brand, GMV refers to the total value of all merchandises sold by us and our MINISO Retail Partners and distributors to end-customers; for GMV generated under TOP TOY brand, GMV refers to the total value of merchandises sold by us, our MINISO Retail Partner and distributors operating TOP TOY stores to end customers, as well as the total value of all merchandises sold by us to distributors that do not operate TOP TOY stores. Both were before deducting sales rebates and including the value-added taxes and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned 「GMV」 就名創優品品牌下產生的GMV而言，GMV指我們及我們的名創合夥人及代理商向終 端客戶銷售的所有商品價值的總值；就TOP TOY品牌下產生的GMV而言，GMV指我 們、我們的名創合夥人及運營TOP TOY門店的代理商向終端客戶銷售的商品價值的總 值，以及我們向非運營TOP TOY門店的代理商銷售的商品價值的總額。兩者均扣除銷 售回扣前並包括向消費者收取的增值稅和銷售稅（如適用），無論商品是否退回 “Group”, “our Group”, “the Group”, “we”, “us”, or “our” the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time 「本集團」或「我們」 本公司及其不時的附屬公司，及如文義所指，就本公司成為其現有附屬公司的控股公 司之前期間而言則指該等附屬公司（猶如該等公司於相關時間已為本公司的附屬公司） “HK$” Hong Kong dollars, the lawful currency of Hong Kong 「港元」 香港法定貨幣港元 “HKEX” The Stock Exchange of Hong Kong Limited 「聯交所」 香港聯合交易所有限公司 “Hong Kong” the Hong Kong Special Administrative Region of the PRC 「香港」 中國香港特別行政區 “Hong Kong Public Offering” the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027%, FRC transaction levy of 0.00015% and HKEX trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed “Structure of the Global Offering – The Hong Kong Public Offering” in the Prospectus 「香港公開發售」 根據招股章程的條款並在所述條件的規限下，按公開發售價（另加1%經紀佣金、 0.0027%證監會交易徵費、0.00015%財匯局交易徵費及0.005%聯交所交易費）提呈 發售香港發售股份以供香港公眾認購，詳情載於招股章程「全球發售的架構－香港公 開發售」一節 “IFRS(s)” the IFRS Accounting Standards, as issued from time to time by the International Accounting Standards Board 「《國際財務報告準則》」 國際會計準則理事會不時發佈的《國際財務報告會計準則》

2025中期報告 名創優品 105 Definitions 釋義 “International Offering” the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3ASR that was filed with the SEC and became effective on March 31, 2022, and subject to the terms and conditions of the International Underwriting Agreement 「國際發售」 根據於2022年3月31日向美國證監會提交並生效的F-3ASR表格的暫擱登記聲明及在國 際承銷協議的條款及條件的規限下，按國際發售價有條件配售的國際發售股份 “IP” intellectual property 「IP」 知識產權 “Latest Practicable Date” August 30, 2025 「最後實際可行日期」 2025年8月30日 “Listing” the listing of the Shares on the Main Board of the HKEX 「上市」 股份於聯交所主板上市 “Listing Date” July 13, 2022, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the HKEX 「上市日期」 2022年7月13日，即股份上市及股份首次獲准在聯交所開始交易的日期 “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time 「《上市規則》」 《香港聯合交易所有限公司證券上市規則》（經不時修訂、補充或以其他方式修改） “Main Board” the stock exchange (excluding the option market) operated by the HKEX which is independent from and operates in parallel with the GEM of the HKEX 「主板」 由聯交所營運的證券交易所（不包括期權市場），其獨立於聯交所GEM並與聯交所GEM 並行運作 “Mainland China” the People’s Republic of China, and for the purpose of this report, excluding Hong Kong, Macau and Taiwan regions 「中國內地」 中華人民共和國，僅就本報告而言（不包括港澳台地區） “Mini Investment Limited” Mini Investment Limited, a limited liability company incorporated under the laws of BVI on November 26, 2019 「Mini Investment Limited」 Mini Investment Limited，一家於2019年11月26日根據英屬維爾京群島法律註冊成立 的有限責任公司 “MINISO Retail Partner” franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our “MINISO” or “TOP TOY” branded retail store franchise 「名創合夥人」 名創合夥人模式下的加盟商，該模式具有連鎖加盟店特徵。在該模式下，加盟商將為 使用我們「名創優品」或「TOP TOY」品牌零售門店特許經營權承擔開店資本開支和門店 運營費用

106 MINISO Interim Report 2025 Definitions 釋義 “MINISO store” any of the stores operated under the “MINISO” brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model 「名創優品門店」 任何以「名創優品」品牌名稱經營的門店，包括我們的直營店、名創合夥人門店及代理 門店 “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules 「《標準守則》」 《上市規則》附錄C3所載《上市發行人董事進行證券交易的標準守則》 “Mr. Ye” Mr. Guofu Ye, an executive Director, chairman of our Board, the chief executive officer of our Company, the founder of our Group and a Controlling Shareholder of our Company 「葉先生」 葉國富先生，執行董事、董事會主席、本公司首席執行官、本集團創始人及本公司控 股股東 “Ms. Yang” Ms. Yunyun Yang, spouse of Mr. Ye and a Controlling Shareholder of our Company 「楊女士」 楊雲雲女士，葉先生的配偶及本公司控股股東 “Nominating and Corporate Governance Committee” the nominating and corporate governance committee of the Board 「提名及企業管治委員會」 董事會提名及企業管治委員會 “NYSE” the New York Stock Exchange 「紐交所」 紐約證券交易所 “O2O” online to offline, a business strategy that draws potential customers from online channels to make purchases in physical stores 「O2O」 線上到線下，一種吸引潛在顧客從線上渠道購買轉為實體店購買的經營策略 “Option(s)” the share option(s) under the 2020 Share Incentive Plan 「購股權」 2020年股份激勵計劃下的購股權 “Prospectus” the prospectus of the Company dated June 30, 2022 「招股章程」 本公司日期為2022年6月30日的招股章程 “Reporting Period” the six months ended June 30, 2025 「報告期」 截至2025年6月30日止六個月 “Restricted Share(s)” the restricted share(s) under the 2020 Share Incentive Plan 「受限制股份」 2020年股份激勵計劃下的受限制股份 “RMB” or “Renminbi” Renminbi, the lawful currency of China 「人民幣」 中國法定貨幣人民幣

2025中期報告 名創優品 107 Definitions 釋義 “RSUs” the restricted share unit(s) under the 2020 Share Incentive Plan 「受限制股份單位」 2020年股份激勵計劃項下的受限制股份單位 “SEC” the Securities and Exchange Commission of the United States 「美國證監會」 美國證券交易監督委員會 “second-tier cities” mainly include capital cities of provinces and autonomous regions, centrally-administered municipalities, and other cities of China that the Company considers to have a similar level of development potential 「二線城市」 主要包括中國境內各省的省會城市及自治區、中央管轄的直轄市以及本公司認為具有 相似水平發展潛力的其他城市 “SFO” Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time 「《證券及期貨條例》」 香港法例第571章《證券及期貨條例》（經不時修訂、補充或以其他方式修改） “SGX-ST” Singapore Exchange Securities Trading Limited 「新交所」 新加坡證券交易所有限公司 “Share(s)” the ordinary share(s) of US$0.00001 each in the share capital of the Company 「股份」 本公司股本中每股0.00001美元的普通股 “Shareholder(s)” holder(s) of our Share(s) 「股東」 股份持有人 “SKU” stock keeping unit, a unique identifier for each distinct product and service that can be purchased 「SKU」 庫存單位，可供購買的各類產品及服務的唯一標識 “subsidiary” or “subsidiaries” has the meaning ascribed to it in section 15 of the Companies Ordinance 「附屬公司」 具有《公司條例》第15條所賦予的涵義 “third- or lower-tier cities” cities other than first- and second-tier cities in China 「三線或以下城市」 除中國一、二線城市之外的其他城市 “TOP TOY store” any store operated under the “TOP TOY” brand name, including those directly operated by us and those operated under the MINISO Retail Partner model 「TOP TOY門店」 任何以「TOP TOY」品牌名稱經營的門店，包括我們的直營店及名創合夥人門店 “United States” or “U.S.” United States of America, its territories, its possessions and all areas subject to its jurisdiction 「美國」 美利堅合眾國、其領地、屬地及其所有管轄地域 “US$” or “U.S. dollars” United States dollars, the lawful currency of the United States 「美元」 美國法定貨幣美元

108 MINISO Interim Report 2025 Definitions 釋義 “Yonghui” Yonghui Superstores Co., Ltd (永輝超市股份有限公司), a listed company on the Shanghai Stock Exchange (stock code: 601933) 「永輝」 永輝超市股份有限公司，一家於上海證券交易所上市的公司（證券代碼：601933） “YoY” year-over-year 「同比」 與同期相比 “%” per cent 「%」 百分比

名創優品集團控股有限公司 MINISO Group Holding Limited 中期報告 INTERIM REPORT 2025